  As filed with the Securities and Exchange Commission on April 28, 2000
                                       Registration No. 333-
==========================================================================
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549
                              FORM S-4
                       REGISTRATION STATEMENT
                               UNDER
                     THE SECURITIES ACT OF 1933
                              EXX INC
       (Exact name of registrant as specified in its charter)

            NEVADA                             3944                       88-0325271
 (State or other jurisdiction      (Primary Standard Industrial        (I.R.S. Employer
      of incorporation)             Classification Code Number)      Identification Number)

                 1350 EAST FLAMINGO ROAD, SUITE 689
                    LAS VEGAS, NEVADA  89119-5263
                           (702) 598-3223
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           DAVID A. SEGAL
                              EXX INC
                 1350 EAST FLAMINGO ROAD, SUITE 689
                   LAS VEGAS, NEVADA  89119-5263
                           (702) 598-3223
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                              COPY TO:
                        THOMAS A. LITZ, ESQ.
                        THOMPSON COBURN LLP
                         ONE FIRSTAR PLAZA
                     ST. LOUIS, MISSOURI  63101
                     TELEPHONE:  (314) 552-6000
                     FACSIMILE:  (314) 552-7000

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration
Statement.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

                                       CALCULATION OF REGISTRATION FEE
=================================================================================================================================
 TITLE OF EACH CLASS OF             AMOUNT TO BE          PROPOSED MAXIMUM              PROPOSED MAXIMUM            AMOUNT OF
SECURITY TO BE REGISTERED          REGISTERED<F1>     OFFERING PRICE PER SHARE    AGGREGATE OFFERING PRICE<F2>  REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Class A common stock, par value
$.01 per share                       22,518,864                $0.75                      $16,889,148               $4,458.74
=================================================================================================================================

<F1> This amount is based upon the maximum number of shares of Class A common stock of EXX INC issuable upon consummation of the exchange offer for shares of common stock, $1.00 par value per share, of Newcor, Inc., and, unless and until redeemed by Newcor, the associated preferred stock purchase rights, based on $0.75, the average of the high and low prices for shares of common stock of EXX INC as reported on the American Stock Exchange on April 24, 2000, and 4,222,287, the number of shares of common stock of Newcor, Inc. outstanding as of March 9, 2000, as reported in Newcor's Proxy Statement for the 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 29, 2000, minus the number of shares of common stock of Newcor, Inc. owned by EXX INC and EXX INC's principal stockholder.
<F2> The registration fee has been computed pursuant to Rule 457(f)(1)
     under the Securities Act of 1933, as amended, based on $0.75, the average of the high and low prices for shares of common stock of EXX INC as reported on the American Stock Exchange on April 24, 2000, and the maximum number of such shares that may be exchanged for the securities being registered.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE
REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED,
OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE
AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
==========================================================================

            SUBJECT TO COMPLETION, DATED APRIL 28, 2000


The information in this prospectus may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                           [EXX INC logo]


       OFFER TO EXCHANGE THE OUTSTANDING SHARES OF COMMON STOCK
 (INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS) OF NEWCOR, INC.
                FOR SHARES OF COMMON STOCK OF EXX INC

   EXX INC, a Nevada corporation ("EXX"), hereby offers, upon the terms and subject to the conditions set forth herein and in the related letter of transmittal, to exchange shares of Class A common stock, $0.01 par value, of EXX for the outstanding shares of common stock, $1.00 par value, and associated preferred stock purchase rights, of Newcor, Inc., a Delaware corporation ("Newcor"). In addition, in our sole discretion, we may elect to pay you cash in lieu of some or all of the shares of EXX Class A common stock to which you are entitled in exchange for your shares of Newcor common stock. If we elect to pay you cash in lieu of EXX Class A common stock, you will receive the same proportion of cash and common stock that we pay to each other stockholder of Newcor who tenders shares of Newcor common stock. Regardless of whether you are paid in shares of EXX Class A common stock or cash, the consideration we are offering you has a value of $4.00 per share of Newcor common stock. If we elect to pay you solely in shares of common stock, the number of shares of EXX Class A common stock to which you will be entitled in exchange for your shares of Newcor common stock will be determined by dividing $4.00 by the closing price of EXX Class A common stock as reported on the American Stock Exchange on the last trading day immediately preceding the expiration date of the offer.

   The purpose of this offer is for our company to acquire control of, and, possibly, the entire common equity interest in Newcor. If less than the entire common equity interest in Newcor is tendered pursuant to the offer, we may, in our sole discretion, elect to exchange only a portion of the total number of shares of Newcor common stock tendered pursuant to the offer. If we elect to exchange only a portion of the total number of shares of Newcor common stock tendered pursuant to the offer, we will exchange a pro rata portion of the number of shares of Newcor common stock tendered by each stockholder of Newcor.

   EXX Class A common stock is listed on the American Stock Exchange under the symbol "EXX/A" and Newcor common stock is listed on the American Stock Exchange under the symbol "NER."

   SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER IN CONNECTION WITH THE OFFER.

   WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO
SEND US A PROXY. ANY SOLICITATION OF PROXIES WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

                            ------------

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS
ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

                            ------------

             The date of this prospectus is       , 2000.

                          TABLE OF CONTENTS


FINDING IMPORTANT INFORMATION                                      ii
QUESTIONS AND ANSWERS ABOUT
   THE OFFER                                                      iii
SUMMARY                                                             1
   General                                                          1
   The Companies                                                    1
   Reasons for the Offer                                            1
   Terms of the Offer                                               2
RISK FACTORS                                                        5
REASONS FOR THE OFFER                                               7
BACKGROUND OF THE OFFER                                             7
TERMS OF THE OFFER                                                  9
   In General                                                       9
   Timing of Our Offer; Extension,
    Termination and Amendment                                      11
   Exchange of Newcor Shares;
    Delivery of EXX Class A Common
    Stock and/or Cash                                              12
   Fractional Shares of EXX Class A Common Stock                   12
   Withdrawal Rights                                               13
   Procedure for Tendering                                         13
   Guaranteed Delivery                                             15
   Certain Federal Income Tax
    Consequences                                                   17
   Effect of Offer on Market for Newcor
    Shares; Registration Under the
    Exchange Act                                                   18
   Purpose of Our Offer; Appraisal
    Rights                                                         19
   Conditions of Our Offer                                         19
   Certain Relationships With Newcor                               22
   Fees and Expenses                                               22
   Accounting Treatment                                            22
   Stock Exchange Listing                                          23
   Differences in Stockholders' Rights                             24
EXX INC                                                            33
   Description of Business                                         33
   Recent Developments                                             35
   Management's Discussion and
    Analysis of Financial Condition and
    Results of Operations                                          35
   Financial Information About
    Operating Segments                                             37
   Changes in and Disagreements with
    Accountants on Accounting and
    Financial Disclosure                                           37
   Quantitative and Qualitative
    Disclosures About Market Risk                                  37
   Management Information                                          37
NEWCOR, INC.                                                       38
   General Development of Business                                 38
   Financial Information About
    Operating Segments                                             39
   Narrative Description of Business                               39
   Financial Information About Foreign and
    Domestic Operations and Sales                                  43
   Properties                                                      43
   Legal Proceedings                                               44
   Management's Discussion and
    Analysis of Financial Condition and
    Results of Operations                                          44
   Changes in and Disagreements with
    Accountants on Accounting and
    Financial Disclosure                                           50
   Quantitative and Qualitative
    Disclosures About Market Risk                                  50
   Security Ownership of Certain
    Beneficial Owners                                              51
   Security Ownership of Management                                52
SELECTED HISTORICAL FINANCIAL
   INFORMATION OF EXX                                              53
SELECTED HISTORICAL FINANCIAL
   INFORMATION OF NEWCOR                                           53
SELECTED UNAUDITED PRO FORMA
   CONDENSED CONSOLIDATED
   FINANCIAL INFORMATION                                           54
SUPPLEMENTARY FINANCIAL
   INFORMATION                                                     55
COMPARATIVE AND PRO FORMA PER
   SHARE FINANCIAL INFORMATION                                     55
MARKET PRICE AND DIVIDEND
   MATTERS                                                         56
   Market Price and Dividend History                               56
   Dividend Limitations                                            57

LEGAL MATTERS                                                      57
EXPERTS                                                            57
CAUTIONARY STATEMENT
   REGARDING FORWARD-LOOKING
   INFORMATION                                                     58
WHERE YOU CAN FIND MORE
   INFORMATION                                                     58
UNAUDITED PRO FORMA
   CONDENSED CONSOLIDATED
   FINANCIAL STATEMENTS                                            60
INDEX TO CONSOLIDATED
   FINANCIAL STATEMENTS                                            65

                     FINDING IMPORTANT INFORMATION

   This prospectus contains important information about the exchange offer that you should read and consider carefully before you decide whether to participate in the exchange offer. The principal sections of this document are located at the pages referenced in the Table of Contents. In addition, we have incorporated by reference certain documents filed by EXX with the Securities and Exchange Commission that have not been included in or delivered with this document.

   Information that is incorporated by reference in this document is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this prospectus, excluding exhibits, by requesting them in writing or by telephone from D.F. King & Co., Inc., 77 Water Street, 20th Floor, New York, New York 10005-4495, telephone (212) 269-5550.

   We will mail to you any incorporated documents you request by first class mail, or another equally prompt means, within one business day after we receive your request. IN ORDER TO ENSURE TIMELY DELIVERY OF THESE DOCUMENTS TO YOU, WE MUST RECEIVE YOUR REQUEST BY
                , 2000.
----------------

----------------------------------------------------------------------

                 QUESTIONS AND ANSWERS ABOUT THE OFFER

Q: WHAT IS EXX PROPOSING?

A: We are proposing to acquire control of, and, possibly, the entire common equity interest in, Newcor by offering to exchange all outstanding shares of Newcor common stock and the associated preferred stock purchase rights for shares of EXX Class A common stock and/or cash. If less than the entire common equity interest in Newcor is tendered pursuant to the offer, we may, in our sole discretion, elect to exchange only a portion of the total number of shares of Newcor common stock tendered pursuant to the offer. If we elect to exchange only a portion of the total number of shares of Newcor common stock tendered pursuant to the offer, we will exchange a pro rata portion of the number of shares of Newcor common stock tendered by each stockholder of Newcor.

Q: WHAT WILL I RECEIVE IN EXCHANGE FOR MY SHARES?

A: We are offering to exchange shares of EXX Class A common stock for shares of Newcor common stock validly tendered and not properly withdrawn. In addition, in our sole discretion, we may elect to pay you cash in lieu of some or all of the shares of EXX Class A common stock to which you are entitled in exchange for your shares of Newcor common stock. If we elect to pay you cash in lieu of EXX Class A common stock, you will receive the same proportion of cash and common stock that we pay to each other stockholder of Newcor who tenders shares of Newcor common stock. Regardless of whether you are paid in shares of EXX Class A common stock or cash, the consideration we are offering you has a value of $4.00 per share of Newcor common stock. If we elect to pay you solely in shares of common stock, the number of shares of EXX Class A common stock to which you will be entitled in exchange for your shares of Newcor common stock will be determined by dividing $4.00 by the closing price of EXX Class A common stock as reported on the American Stock Exchange on the last trading day immediately preceding the expiration date of the offer. You will not receive any fractional shares of EXX Class A common stock. Instead, in our sole discretion, either the fractional share will be rounded to the nearest whole share or you will receive cash in an amount equal to such fraction multiplied by the closing price of EXX Class A common stock as reported on the American Stock Exchange on the last trading day immediately preceding the expiration date of the offer. See "Terms of the Offer" beginning on page 9.

Q: HOW DO I PARTICIPATE IN YOUR OFFER?

A: To tender your shares, you should do the following:

   * If you hold shares in your own name, complete and sign the enclosed letter of transmittal and return it with your share certificates to First City Transfer Company, the exchange agent for the offer, at the address indicated on the letter of transmittal.

   * If you hold your shares in "street name" through a broker, instruct your broker to tender your shares before the expiration date of the offer.


----------------------------------------------------------------------

----------------------------------------------------------------------
Q: WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

A: If you are the record owner of your shares and you tender your shares in the offer, you will not have to pay brokerage fees or incur similar expenses. If you own your shares through a broker or other nominee, and your broker tenders the shares on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Q: HOW LONG WILL IT TAKE TO COMPLETE YOUR PROPOSED OFFER?

A: We hope to complete the offer by           , 2000 or soon
                                    ----------
   thereafter.

Q: WHAT ARE THE CONDITIONS TO YOUR OFFER?

A: Our offer is subject to several conditions, including the following:

   * the registration statement of which this prospectus is a part having been declared effective by the Securities and Exchange Commission;

   * the expiration of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

   * Newcor's board of directors making its "poison pill" rights agreement inapplicable to our offer;

   * our being satisfied that the existing indebtedness of Newcor will not be accelerated as a result of the offer;

   * our being satisfied that the provisions of Section 203 of the Delaware General Corporation Law do not apply to our offer; and

   * the approval by our stockholders of the increase in the number of authorized shares of EXX Class A common stock and the issuance of EXX Class A common stock in the offer.

   Some of the above conditions may be waived by EXX. The above conditions and other conditions to our offer are discussed in this prospectus under "The Offer--Conditions of Our Offer."

Q: WILL I BE TAXED ON THE EXX SHARES AND/OR CASH THAT I RECEIVE?

A: You will realize taxable gain or loss to the extent you receive cash or EXX shares in return for your Newcor shares. That gain or loss will equal the difference between your adjusted tax basis in your Newcor shares purchased by EXX and the sum of the amount of cash and the fair market value of the EXX shares received.


----------------------------------------------------------------------

----------------------------------------------------------------------
Q: DO THE STATEMENTS ON THE COVER PAGE REGARDING THIS PROSPECTUS
   BEING INCOMPLETE AND THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION NOT YET BEING EFFECTIVE MEAN THAT THE OFFER HAS NOT COMMENCED?

A: No. Completion of this prospectus and effectiveness of the registration statement are not necessary for the offer to commence. The Securities and Exchange Commission recently changed its rules to permit exchange offers to begin before the related registration statement has become effective, and we are taking advantage of the rule changes with the goal of acquiring a controlling interest in Newcor faster than similar combinations could previously have been accomplished. We cannot, however, accept for exchange any shares tendered in the offer until the registration statement is declared effective by the Securities and Exchange Commission and the other conditions to our offer have been satisfied or, where permissible and in our sole discretion, waived. The offer will commence when we mail this prospectus and the related letter of transmittal to Newcor stockholders.

Q: WHERE CAN I FIND OUT MORE INFORMATION ABOUT EXX AND NEWCOR?

A: You can find out information about EXX and Newcor from various sources described under "Where You Can Find More Information" on page 58.

Q: WHO CAN I CALL WITH QUESTIONS ABOUT THE OFFER?

A: You can contact D.F. King & Co., Inc. at (212) 269-5550.



----------------------------------------------------------------------

-------------------------------------------------------------------------

                                SUMMARY

   This summary highlights selected information from this document.
It does not contain all of the information that is important to you. We urge you to read carefully this entire document and the documents we have referred you to in order to fully understand the offer. Generally, each of the headings in this summary is followed by a reference to other pages of this document where you can read more about that particular topic.

GENERAL

   We are offering to exchange shares of EXX Class A common stock for shares of Newcor common stock validly tendered and not properly withdrawn. In addition, in our sole discretion, we may elect to pay you cash in lieu of some or all of the shares of EXX Class A common stock to which you are entitled in exchange for your shares of Newcor common stock. The purpose of the offer is to acquire control of, and, possibly the entire common equity interest in, Newcor.

THE COMPANIES (SEE PAGES 33 AND 38)

   EXX INC. EXX INC, a Nevada corporation, is a holding company of various subsidiaries which are engaged in the design, production and sale of consumer goods in the form of "impulse toys" and other toys, watches and kites. In addition, EXX's subsidiaries are engaged in the design, production and sale of electric motors geared toward the original equipment market and the design, production and sale of cable pressurization equipment sold to the telecommunications industry. For the year ended December 31, 1999, EXX reported total sales of $21.2 million, net income of $2.4 million and earnings per share of $0.19.
The principal executive offices of EXX are located at 1350 East Flamingo Road, Suite 689, Las Vegas, Nevada 89119. EXX's telephone number is
(702) 598-3223.

   NEWCOR, INC. Newcor, Inc., a Delaware corporation, is a holding company of various subsidiaries which operate in the following three segments of business: Precision Machined Products; Rubber and Plastic; and Special Machines. The Precision Machined Products segment produces transmission, powertrain and engine components and assemblies primarily for the automotive, medium and heavy-duty truck and agricultural vehicle industries. The Rubber and Plastic segment produces cosmetic and functional seals and boots and functional engine compartment products primarily for the automotive industry. The Special Machines segment designs and manufactures welding, assembly, forming, heat treating and testing machinery and equipment for the automotive, appliance and other industries. For the year ended December 31, 1999, Newcor reported total sales of $258.5 million, net loss of $11.6 million and a loss of $2.36 per share. The principal executive offices of Newcor, Inc. are located at 1825 S. Woodward Avenue, Suite 240, Bloomfield Hills, Michigan
48302.  Newcor, Inc.'s telephone number is (248) 253-2400.

REASONS FOR THE OFFER (SEE PAGE 7)

   We believe that our acquisition of a controlling interest in Newcor represents an opportunity to enhance value for both Newcor and EXX stockholders. Among the benefits that we believe Newcor stockholders would obtain from our acquisition of a controlling interest in Newcor are the following:


-------------------------------------------------------------------------

-------------------------------------------------------------------------
   * Significant Premium. Based on April 27, 2000 closing prices, our offer represents a premium of approximately 1.13% over the closing market price of Newcor common stock on April 27, 2000 of $1.8750.

   * Better Long-Term Growth Prospects. We believe that our acquisition of a controlling interest in Newcor will result in better long-term growth prospects for Newcor and EXX, potentially resulting in increased stockholder value over the long-term.

TERMS OF THE OFFER (SEE PAGE 9)

   GENERAL. We are offering to exchange shares of EXX common stock for outstanding shares of Newcor common stock validly tendered and not properly withdrawn, subject to the terms and conditions described in this prospectus and the related letter of transmittal. In addition, in our sole discretion, we may elect to pay you cash in lieu of some or all of the shares of EXX Class A common stock to which you are entitled in exchange for your shares of Newcor common stock. If we elect to pay you cash in lieu of EXX Class A common stock, you will receive the same proportion of cash and common stock that we pay to each other stockholder of Newcor who tenders shares of Newcor common stock. Regardless of whether you are paid in shares of EXX Class A common stock or cash, the consideration we are offering you has a value of $4.00 per share of Newcor common stock. If we elect to pay you solely in shares of common stock, the number of shares of EXX Class A common stock to which you will be entitled in exchange for your shares of Newcor common stock will be determined by dividing $4.00 by the closing price of EXX Class A common stock as reported on the American Stock Exchange on the last trading day immediately preceding the expiration date of the offer. We will not issue certificates representing fractional shares of our common stock pursuant to the offer. Instead, in our sole discretion, either the fractional share will be rounded to the nearest whole share or you will receive cash in an amount equal to such fraction multiplied by the closing price of EXX Class A common stock as reported on the American Stock Exchange on the last trading day immediately preceding the expiration date of the offer.

   We are making this offer in order to acquire control of and, possibly, the entire common equity interest in, Newcor. If less than the entire common equity interest in Newcor is tendered pursuant to the offer, we may, in our sole discretion, elect to exchange only a portion of the total number of shares of Newcor common stock tendered pursuant to the offer. If we elect to exchange only a portion of the total number of shares of Newcor common stock tendered pursuant to the offer, we will exchange a pro rata portion of the number of shares of Newcor common stock tendered by each stockholder of Newcor.

   Our obligation to exchange shares of EXX common stock for Newcor shares pursuant to the offer is subject to several conditions. See "Terms of the Offer--Conditions of Our Offer."

   TIMING OF OUR OFFER.  Our offer is scheduled to expire at 5:00
p.m., eastern time, on         , 2000.  We expressly reserve the right,
                       --------
in our sole discretion, at any time or from time to time, to extend the period of time during which our offer remains open. We are not making any assurance that we will exercise our right to extend our offer. During any such extension, all Newcor shares previously tendered and not withdrawn will remain subject to the offer, subject to your right to withdraw your Newcor shares. See "Withdrawal Rights."

   We may, although we do not currently intend to, elect to provide a subsequent offering period of three to 20 business days after the acceptance of Newcor shares in the offer if the requirements under


-------------------------------------------------------------------------

-------------------------------------------------------------------------
Rule 14d-11 of the Securities Exchange Act of 1934, as amended, have been met. You will not have the right to withdraw Newcor shares that you tender in the subsequent offering period, if any.

   If Newcor agrees upon a negotiated business combination with us, we may amend or terminate our offer without purchasing any Newcor shares.

   WITHDRAWAL RIGHTS. Newcor shares tendered pursuant to the offer may be withdrawn at any time prior to the expiration date. However, if we elect to provide a subsequent offering period under Rule 14d-11 of the Securities Exchange Act of 1934, as amended, you will not have the right to withdraw Newcor shares that you tender in the subsequent offering period.

   CERTAIN FEDERAL INCOME TAX CONSEQUENCES. Cash and EXX shares received in return for Newcor shares purchased will be taxable for federal income tax purposes. Thus, you will realize gain or loss measured by the difference between your adjusted tax basis in your Newcor shares and the sum of the cash and the fair market value of the EXX shares received in return. Generally, that gain or loss will be treated as capital gain or loss. In the case of non-corporate taxpayers, capital gains will be subject to a maximum federal income tax rate of 20% if your shares of Newcor purchased by EXX have been held by you for more than 12 months. Your ability to use any capital losses realized in a purchase of your Newcor shares to offset other income is subject to certain limitations.

   APPRAISAL RIGHTS. Stockholders of Newcor do not have appraisal rights as a result of the offer.

   CONDITIONS OF OUR OFFER. Our offer is subject to the following conditions:

   * EXX Stockholder Approval. The stockholders of EXX must vote to approve an increase in the number of authorized shares of EXX Class A common stock and the issuance of EXX Class A common stock in connection with the EXX offer.

   * Regulatory Approvals. All regulatory approvals required to consummate the offer must have been obtained and remain in full force and effect without the imposition of any condition or restriction that would be materially adverse to EXX or Newcor.

   * Rights Agreement. We must be satisfied, in our reasonable judgment, that the Newcor rights agreement does not apply to our offer. This condition would be satisfied if the board of directors of Newcor redeems the Newcor rights or amends the Newcor rights agreement so that the Newcor rights would not be triggered by the offer, or a court of competent jurisdiction invalidates the Newcor rights agreement.

   * No Acceleration of Indebtedness. We must be satisfied, in our reasonable judgment, that the indebtedness of Newcor under the $125 million 9.875% Senior Subordinated Notes due 2008 will not become immediately due and payable upon the consummation of the offer.

   * Section 203 of the Delaware General Corporation Law. We must be satisfied, in our reasonable judgment, that the provisions of Section 203 of the Delaware General Corporation Law do not apply to our offer. This condition would be satisfied if either (a) the board of directors of Newcor approves the offer for purposes of Section 203 of the Delaware General Corporation Law or (b) we acquire 85% or more of the voting stock of Newcor pursuant to the offer.

-------------------------------------------------------------------------

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   *    Listing on American Stock Exchange.  The shares of EXX Class
        A common stock to be issued to Newcor stockholders in the offer must have been authorized for listing on the American Stock Exchange, subject to official notice of issuance.

   * Effectiveness of Registration Statement; Blue Sky Authorizations. The registration statement shall have become effective under the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of the registration statement shall have been issued nor shall there have been proceedings for that purpose initiated or threatened by the Securities and Exchange Commission and we shall have received all necessary state securities law or "blue sky" authorizations.

   * No Injunctions. No temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the offer or any of the other transactions contemplated by this prospectus shall be in effect and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental authority or instrumentality which prohibits, restricts or makes illegal the consummation of our offer.

   * No Lawsuits. There shall not be pending any suit, action or proceeding (1) challenging the offer, seeking to restrain or prohibit the consummation of the offer or seeking to obtain from Newcor or us any damages that are material in relation to Newcor and its subsidiaries taken as a whole or EXX and its subsidiaries taken as a whole, (2) seeking to prohibit or limit the ownership or operation by Newcor or us or any of our subsidiaries of any material portion of the business or assets of Newcor or us or any of our subsidiaries or to compel Newcor or us or any of our subsidiaries to dispose of or hold separate any material portion of the business or assets of Newcor or us or any of our subsidiaries as a result of the offer, (3) seeking to prohibit us from effectively controlling in any material respect the business or operations of Newcor or (4) which otherwise is reasonably likely to have a material adverse effect on us or Newcor.

   * No Other Agreements. Newcor shall not have entered into or effectuated any other agreement or transaction with any person or entity having the effect of impairing EXX's ability to acquire a controlling interest in Newcor or otherwise diminishing the expected economic value to EXX of acquiring a controlling interest in Newcor.

   The foregoing conditions are solely for our benefit and we may assert them regardless of the circumstances giving rise to any such conditions (including any action or inaction by us). We may waive these conditions in whole or in part in our sole discretion, other than the EXX stockholder approval condition, the regulatory approvals condition and the conditions relating to the absence of an injunction and the effectiveness of the registration statement.



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                                4







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

                              RISK FACTORS

   You should carefully consider the following factors and other information in this prospectus before deciding whether to exchange your shares of Newcor common stock for shares of EXX common stock.

THE TRADING PRICE OF EXX COMMON STOCK MAY BE AFFECTED BY FACTORS
DIFFERENT FROM THOSE AFFECTING THE PRICE OF NEWCOR COMMON STOCK

   Upon completion of the offer, holders of Newcor common stock will become holders of EXX common stock. EXX's business differs from that of Newcor, and EXX's results of operations, as well as the trading price of EXX's common stock, may be affected by factors different from those affecting Newcor's results of operations and the price of Newcor common stock.

WE HAVE NOT DONE A TRANSACTION OF THIS SIZE

   Although we have acquired other distressed companies, we have not done an acquisition of a company the size of Newcor. Improving Newcor's performance may require additional breadth and depth of resources than we currently possess. We may not be able to successfully develop and implement strategies to improve Newcor.

EXX'S OWNERSHIP OF NEWCOR COMMON STOCK MAY BE SUBSTANTIALLY DILUTED IF NEWCOR'S RIGHTS AGREEMENT IS TRIGGERED

   Newcor's board of directors may trigger the anti-takeover provisions of the Newcor rights agreement as a result of our offer or otherwise given our current level of ownership of Newcor common stock. If the Newcor rights agreement is triggered, EXX's percentage ownership of common stock of Newcor may be substantially diluted. Due to EXX's substantial investment in Newcor, such dilution may have an adverse effect on the value of EXX's Class A common stock.

EXX'S REVENUES MAY SUFFER IF OUR SUPPLIERS ARE UNABLE TO FULFILL OUR
REQUIREMENTS

   The majority of the supplies used in our Toy Segment are manufactured in China according to our specifications and shipped to us as required. Any disruption in the manufacturing or shipment of these supplies, including a trade embargo between the United States and China, could have a material adverse effect on EXX's business, financial condition and results of operations.

EXX'S REVENUES MAY SUFFER IF GENERAL ECONOMIC CONDITIONS WORSEN

   EXX's revenues and earnings may be affected by general economic factors, such as excessive inflation, currency fluctuations and employment levels, resulting in a temporary or longer-term overall decline in demand for EXX's products. Therefore, any significant downturn or recession in the United States could have a material adverse effect on EXX's business, financial condition and results of operations.

EXX'S STOCK PRICE MAY FLUCTUATE

   Future announcements concerning EXX or EXX's competitors or customers, quarterly variations in operating results, announcements of technological innovations, the introduction of new products or changes in product pricing policies by EXX or EXX's competitors, changes in earnings estimates by analysts or reports regarding EXX's industries in the financial press or investment advisory publications, among other factors, could cause the market price of EXX common stock to fluctuate substantially. In addition, stock prices fluctuate widely for reasons which may be unrelated to operating results. These fluctuations, as well as general economic, political and market conditions such as recessions, military conflicts or market or market-sector declines, may materially and adversely affect the market price of EXX common stock. In addition, any information concerning EXX, including projections of future operating results, appearing in investment advisory publications or on-line bulletin boards or otherwise emanating from a source other than EXX could in the future contribute to volatility in the market price of EXX common stock.

EXX'S OPERATING RESULTS MAY FLUCTUATE

   EXX's quarterly results of operations may fluctuate as a result of a number of factors, including the timing of purchase orders for and shipments of products. Therefore, quarter-to-quarter comparisons of results of operations have been and will be impacted by the timing of such orders and shipments. In addition, EXX's operating results could be adversely affected by such factors, among others, as variations in the mix of product sales, price changes in response to competitive factors, increases in raw material costs and interruptions in plant operations.

FAILURE TO KEEP PACE WITH INDUSTRY DEVELOPMENTS MAY ADVERSELY AFFECT OUR OPERATIONS

   EXX is engaged in industries which will be affected by future developments. The introduction of products or processes utilizing new developments could render existing products or processes obsolete or unmarketable. EXX's continued success will depend upon its ability to develop and introduce on a timely and cost-effective basis new products, processes and applications that keep pace with developments and address increasingly sophisticated customer requirements. There can be no assurance that EXX will be successful in identifying, developing and marketing new products, applications and processes and product or process enhancements, that EXX will not experience difficulties that could delay or prevent the successful development, introduction and marketing of product or process enhancements or new products, applications or processes, or that EXX's products, applications or processes will adequately meet the requirements of the marketplace and achieve market acceptance. EXX's business, operating results and financial condition could be materially and adversely affected if EXX were to incur delays in developing new products, applications or processes or product or process enhancements or if they were to not gain market acceptance.

OUR PRINCIPAL STOCKHOLDER HAS VOTING CONTROL OVER OUR COMPANY

   David A. Segal, EXX's Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer, controls approximately 57.1% of the outstanding shares of common stock of EXX. As a result, he may have effective voting control over the company, including the election of directors, and is able to effectively prevent an affirmative vote which would be necessary for a merger, sale of assets or similar transaction, irrespective of whether other stockholders believe such a transaction to be in their best interests.

THE SUCCESS OF EXX IS DEPENDENT UPON MANAGEMENT

   The success of EXX will depend upon the efforts of David A. Segal. Any loss of the services of Mr. Segal could have a material adverse effect on EXX. There can be no assurance that the services of Mr. Segal will continue to be available in the future.

EXX MAY ENCOUNTER SUBSTANTIAL COMPETITION

   EXX may encounter substantial competition from other companies in the same market, including established companies with substantial resources. Some of our competitors may have financial, technical, marketing or other capabilities more extensive than ours and may be able to respond more quickly than we can to new or emerging technologies and other competitive pressures. We may not be able to compete successfully against our present or future competitors, and competition may adversely affect our business, financial condition or operating results.


                        REASONS FOR THE OFFER

   EXX is a holding company which seeks out and acquires businesses which we believe are fundamentally sound, but which are performing poorly due to their existing management. In the course of our research, we discovered that Newcor was losing money despite having over a quarter of a billion dollars in sales per year. We believe that the reason for this loss is poor management. We specialize in turning around the operations and losses of manufacturing enterprises. As such, Newcor is a perfect candidate for us to install a new management team and bring our expertise to the benefit of Newcor.

   We believe that our acquisition of a controlling interest in Newcor represents an opportunity to enhance value for both EXX and Newcor stockholders. Among the benefits that we believe Newcor stockholders would obtain from our acquisition of a controlling interest in Newcor are the following:

   * Significant Premium. Based on April 27, 2000 closing prices, our offer represents a premium of approximately 1.13% over the market price of Newcor common stock on April 27, 2000 of $1.8750.

   * Better Long-Term Growth Prospects. We believe that our acquisition of a controlling interest in Newcor will result in better long-term growth prospects for Newcor and EXX, potentially resulting in increased stockholder value over the long-term.

                       BACKGROUND OF THE OFFER

   As part of our overall business strategy, we have historically identified and acquired or invested in underperforming or distressed businesses with a view to utilizing our turnaround strategies and expertise to improve operations and financial performance of the business, resulting in an increase in value. Consistent with such strategy, we purchased 596,300 shares of Newcor common stock in 16 transactions between October 18, 1999 and October 27, 1999 and reported those purchases on a Schedule 13D filed with the Securities and Exchange Commission on October 29, 1999. We intended to utilize the Newcor common stock to participate in a turnaround of Newcor's recent financial performance, possibly by consulting with management regarding appropriate turnaround strategies or by seeking to obtain control of Newcor. We did not have any definitive plan at that time with respect to the manner in which we intended to participate in a turnaround in Newcor's financial performance.

   On November 1, 1999, David Segal, Chairman, Chief Executive
Officer and Chief Financial Officer of EXX, initiated a telephone conference with several members of management of Newcor, including Keith Hale, President and Chief Executive Officer of Newcor, James Connor, Chief Financial

Officer of Newcor, and Thomas Parker, Vice President of Human Resources of Newcor. Mr. Segal gave management of Newcor some background information about EXX and offered EXX's assistance in achieving a turnaround of Newcor. Management of Newcor declined Mr. Segal's offer.

   On November 30, 1999, Mr. Segal met with Thomas Parker at Newcor's headquarters in Bloomfield Hills, Michigan. Mr. Parker made arrangements for Mr. Segal to meet with William Lawson, Chairman of the Board of Directors of Newcor, at Newcor's plant in Corunna, Michigan. That same day, Mr. Segal met with Mr. Lawson, toured the plant in Corunna, Michigan and met various employees of the plant. On December 1, 1999, Mr. Segal, along with Mr. Parker, visited Newcor's plant in Royal Oak, Michigan and met various employees of the plant. Mr. Segal discussed a possible business combination with Mr. Lawson.

   Following Mr. Segal's visits with Newcor, EXX purchased 55,900 shares of Newcor common stock in 13 separate transactions, bringing our total percentage ownership (including 24,000 shares owned by Mr. Segal) in Newcor to 13.74% at such time and reported those purchases on an amendment to Schedule 13D filed with the Securities and Exchange Commission on December 20, 1999. Since the filing of our first amendment to Schedule 13D on December 20, 1999, we have purchased an additional 12,500 shares of Newcor in various transactions, bringing our total beneficial ownership to 688,700 shares.

   On December 28, 1999, the Board of Directors of Newcor authorized and declared a distribution of one right for each share of Newcor common stock outstanding as of January 12, 2000 pursuant to the terms of a Rights Agreement between Newcor and Chase Mellon Shareholder Services, L.L.C., as rights agent. The rights become exercisable in the event that (a) a person acquires 15% or more of Newcor's common stock, (b) a person commences a tender offer or exchange offer pursuant to which they would own 15% or more of Newcor's common stock or (c) the Board of Directors of Newcor determines that a person owning at least 10% of Newcor's common stock is seeking short-term gain to the detriment of Newcor or is causing or is likely to cause a material adverse impact on Newcor.

   On January 10, 2000, Mr. Segal and Mr. Lawson discussed various issues relating to a possible business combination between EXX and Newcor, including Newcor's "poison pill" rights agreement, the management of Newcor and the make-up of its board of directors and possible per share sale prices for Newcor common stock. Mr. Segal was advised that Newcor was available for sale at the right price.

   On January 11, 2000, Mr. Segal called Mr. Lawson and proposed
$4.00 per share of Newcor common stock payable in shares of EXX Class A common stock. Mr. Lawson told Mr. Segal that he would convey the offer to the other directors of Newcor.

   The board of directors of Newcor met on February 9, 2000. At the meeting, the board decided not to accept EXX's proposal at that time. Mr. Lawson indicated to Mr. Segal that the board intends to allow management to continue to attempt to restore profits during 2000.

   On March 4, 2000, Newcor issued a press release announcing that it would recognize a non-cash charge related to 1999 of approximately $8.5 million for the write-off of goodwill associated with Newcor's Turn-Matic, Inc. subsidiary. Because there was no immediate tax benefit from the impairment charge, the effect of the charge was an additional net loss of $8.5 million or $(1.74) per share, for the year ended December 31, 1999 from the previously announced losses of $(.62) per share, resulting in a net loss for the year ended December 31, 1999 of $(2.36) per share. Results previously announced at $(.22) per share for the quarter ended December 31, 1999 were adjusted to reflect a loss of $(1.96) per share. According to the press release, the charge was recorded due to significant lost business for the subsidiary in 1999 and the first part of 2000.

   On March 29, 2000, the Board of Directors of EXX approved resolutions authorizing the acquisition of up to 100% of the outstanding shares of Newcor common stock by means of an exchange offer by EXX.

   According to an April 6, 2000 Newcor press release, Keith Hale resigned as President, Chief Executive Officer and director of Newcor due to health problems. Newcor's Chief Financial Officer, James J. Connor, was appointed Interim President and Chief Executive Officer.

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

                           TERMS OF THE OFFER

IN GENERAL

   We are offering to exchange shares of EXX Class A common stock for shares of Newcor common stock validly tendered and not properly withdrawn, subject to the terms and conditions described in this prospectus and the related letter of transmittal. In addition, in our sole discretion, we may elect to pay you cash in lieu of some or all of the shares of EXX Class A common stock to which you are entitled in exchange for your shares of Newcor common stock. If we elect to pay you cash in lieu of EXX Class A common stock, you will receive the same proportion of cash and common stock that we pay to each other stockholder of Newcor who tenders shares of Newcor common stock. Regardless of whether you are paid in shares of EXX Class A common stock or cash, the consideration we are offering you has a value of $4.00 per share of Newcor common stock. If we elect to pay you solely in shares of common stock, the number of shares of EXX Class A common stock to which you will be entitled in exchange for your shares of Newcor common stock will be determined by dividing $4.00 by the closing price of EXX Class A common stock as reported on the American Stock Exchange on the last trading day immediately preceding the expiration date of the offer.
The term "expiration date" means 5:00 p.m., eastern time, on         ,
                                                             --------
2000, unless we extend the period of time for which this offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as so extended, expires.

   If you are the record owner of your shares, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. However, if you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker may charge you a fee for doing so. Except as set forth in the instructions to the letter of transmittal, transfer taxes on the exchange of Newcor common stock tendered pursuant to our offer will be paid by us or on our behalf.

   We are making this offer in order to acquire control of and, possibly, the entire common equity interest in, Newcor. If less than the entire common equity interest in Newcor is tendered pursuant to the offer, we may, in our sole discretion, elect to exchange only a portion of the total number of shares of Newcor common stock tendered pursuant to the offer. If we elect to exchange only a portion of the total number of shares of Newcor common stock tendered pursuant to the offer, we will exchange a pro rata portion of the number of shares of Newcor common stock tendered by each stockholder of Newcor.

   Our obligation to exchange shares of EXX Class A common stock for Newcor shares pursuant to the offer is subject to several conditions referred to below under "Conditions of Our Offer."

   Our offer to acquire Newcor common stock is also an offer to acquire Newcor preferred stock purchase rights ("Newcor rights"), and, when we refer to the shares of Newcor common stock, we are also referring to the associated Newcor rights, unless we indicate otherwise. In addition, all references to the Newcor rights include the benefits to holders of those rights pursuant to the Rights Agreement, dated as of January 12, 2000, between Newcor and Chase Mellon Shareholders Services, L.L.C., as rights agent, (the "Newcor rights agreement"), including the right to receive any payment due upon redemption of Newcor rights.

   You must tender one Newcor right for each Newcor share tendered in order to effect a valid tender of Newcor shares, unless the Newcor rights have been redeemed. The Newcor rights are currently represented by the certificates for the Newcor shares and your tender of Newcor shares prior to the

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

Newcor distribution date will also constitute a tender of the associated Newcor rights. We will not make a separate payment to you for the Newcor rights. Upon the earlier to occur of (a) the close of business on the tenth business day following a public announcement that a person or group of associated or affiliated persons other than Newcor has acquired beneficial ownership of 15% or more of the outstanding Newcor common stock, (b) the close of business on the tenth business day or such later date as the board of directors of Newcor shall determine following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding Newcor common stock or (c) the close of business on the tenth business day following a determination by the Newcor board of directors that a person who has acquired at least 10% of the outstanding Newcor common stock intends to cause Newcor to repurchase such stock or cause Newcor to take action to provide such person short-term financial gain when not in the best interests of Newcor or such ownership is causing or is reasonably likely to cause a material adverse impact on Newcor, its employees, customers, suppliers or the community in which Newcor operates (we refer to the earliest of these dates as the "Newcor distribution date"), separate certificates evidencing the Newcor rights will be mailed to holders of record of Newcor common stock as soon as practicable after the Newcor distribution date, and those separate Newcor rights certificates alone will evidence the Newcor rights. The Newcor distribution date will occur on the tenth business day following the date we commence our offer unless, before that time, Newcor's board of directors decides to set an earlier or later date as the Newcor distribution date.

   If the Newcor distribution date occurs and Newcor or the rights agent distributes separate certificates representing the Newcor rights to you prior to the time that you tender your Newcor shares pursuant to our offer, certificates representing a number of Newcor rights equal to the number of Newcor shares tendered must be delivered to the exchange agent, or, if available, a book-entry confirmation received by the exchange agent with respect thereto, in order for those Newcor shares to be validly tendered. If the Newcor distribution date occurs and separate certificates representing the Newcor rights are not distributed prior to the time Newcor shares are tendered pursuant to our offer, Newcor rights may be tendered prior to the time that you receive the certificates for Newcor rights by use of the guaranteed delivery procedure described under "Guaranteed Delivery" below.

   We have asked Newcor for its stockholder list and security position listings to communicate with you and to distribute our offer to you. As permitted under applicable law, Newcor may elect either to provide its stockholder list and security position listings to us or, in lieu of providing such information to us, to deliver this prospectus, the related letter of transmittal and other relevant materials to you and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Newcor's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, so that they can in turn send these materials to beneficial owners of Newcor shares.

TIMING OF OUR OFFER; EXTENSION, TERMINATION AND AMENDMENT

   Our offer is scheduled to expire at 5:00 p.m., eastern time on
        , 2000.  We expressly reserve the right, in our sole discretion,
--------
at any time or from time to time, to extend the period of time during which our offer remains open, and we can do so by giving oral or written notice of such extension to the exchange agent. If we decide to so extend our offer, we will make an announcement to that effect no later than 1:00 p.m., eastern time, on the next business day after the previously scheduled expiration date. We are not making any assurance that we will exercise our right to extend our offer, although we currently intend to do so until all conditions have been satisfied or waived. During any such extension, all Newcor shares previously tendered and not withdrawn will remain subject to the offer, subject to your right to withdraw your Newcor shares. You should read the discussion under the caption "Withdrawal Rights" for more details.

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

   Subject to the Securities and Exchange Commission's applicable rules and regulations, we also reserve the right, in our sole discretion, at any time or from time to time, (a) to delay acceptance for exchange of or, regardless of whether we previously accepted Newcor shares for exchange, the exchange of any Newcor shares pursuant to our offer or to terminate our offer and not accept for exchange or exchange any Newcor shares not previously accepted for exchange, or exchanged, upon the failure of any of the conditions of the offer to be satisfied and (b) to waive any condition (other than the EXX stockholder approval condition, the regulatory approvals condition and the conditions relating to the absence of an injunction and the effectiveness of the registration statement for the shares of EXX Class A common stock to be issued in our offer) or otherwise amend the offer in any respect, by giving oral or written notice of such delay, termination or amendment to the exchange agent and by making a public announcement. We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, any such announcement will be issued no later than 1:00 p.m., eastern time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which require that any material change in the information published, sent or given to stockholders in connection with the offer be promptly sent to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

   We confirm to you that if we make a material change in the terms of our offer or the information concerning the offer, we will extend the offer to the extent required under the Exchange Act. If, prior to the expiration date, we change the percentage of Newcor shares being sought or the consideration offered to you, that change will apply to all holders whose Newcor shares are accepted for exchange pursuant to our offer. If at the time notice of that change is first published, sent or given to you, the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, we will extend the offer until the expiration of the ten business-day period. For purposes of our offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 p.m., eastern time.

   We may, although we do not currently intend to, elect to provide a subsequent offering period of three to 20 business days after the acceptance of Newcor shares in the offer if the requirements under Rule 14d-11 of the Exchange Act have been met. If we decide to provide a subsequent offering period, we will make an announcement to that effect no later than 9:00 a.m., eastern time, on the next business day after the expiration date of the initial offering period. You will not have the right to withdraw Newcor shares that you tender in the subsequent offering period, if any.

   If Newcor agrees upon a negotiated business combination with us, we may amend or terminate our offer without purchasing any Newcor shares.

EXCHANGE OF NEWCOR SHARES; DELIVERY OF EXX CLASS A COMMON STOCK AND/OR
CASH

   Upon the terms and subject to the conditions of our offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for exchange, and will exchange, Newcor shares validly tendered and not withdrawn as promptly as practicable after the expiration date. In addition, subject to applicable rules of the Securities and Exchange Commission, we expressly reserve the right to delay acceptance for exchange or the exchange of Newcor shares in

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

order to comply with any applicable law. In all cases, exchange of Newcor shares tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of certificates for those Newcor shares (or a confirmation of a book-entry transfer of those Newcor shares in the exchange agent's account at The Depository Trust Company (which we refer to as the "DTC")), a properly completed and duly executed letter of transmittal (or a manually signed facsimile of that document) and any other required documents.

   For purposes of the offer, we will be deemed to have accepted for exchange Newcor shares validly tendered and not withdrawn as, if and when we notify the exchange agent of our acceptance of the tender of those Newcor shares pursuant to the offer. The exchange agent will deliver shares of EXX Class A common stock and/or cash in exchange for Newcor shares pursuant to the offer and common stock or cash instead of fractional shares of EXX Class A common stock as soon as practicable after receipt of such notice. The exchange agent will act as agent for tendering stockholders for the purpose of receiving EXX Class A common stock and/or cash (including common stock or cash to be paid instead of fractional shares of EXX Class A common stock) from us and transmitting such common stock and cash to you. You will not receive any interest on any cash that we pay you, even if there is a delay in making the exchange.

   If we do not accept any tendered Newcor shares for exchange pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted for more Newcor shares than are tendered, we will return certificates for such unexchanged Newcor shares without expense to the tendering stockholder or, in the case of Newcor shares tendered by book-entry transfer of such Newcor shares into the exchange agent's account at DTC pursuant to the procedures set forth below under the discussion entitled "Procedure for Tendering," those Newcor shares will be credited to an account maintained within DTC as soon as practicable following expiration or termination of the offer.

FRACTIONAL SHARES OF EXX CLASS A COMMON STOCK

   We will not issue certificates representing fractional shares of our common stock pursuant to the offer. Instead, in our sole discretion, either the fractional share will be rounded to the nearest whole share or you will receive cash in an amount equal to such fraction multiplied by the closing price of EXX Class A common stock as reported on the American Stock Exchange on the last trading day immediately preceding the expiration date of the offer.

WITHDRAWAL RIGHTS

   Your tender of Newcor shares pursuant to the offer is irrevocable, except that, other than during a subsequent offering period, Newcor shares tendered pursuant to the offer may be withdrawn at any time prior to the expiration date. If we elect to provide a subsequent offering period under Rule 14d-11 of the Exchange Act, you will not have the right to withdraw Newcor shares that you tender in the subsequent offering period.

   For your withdrawal to be effective, the exchange agent must receive from you a written telex or facsimile transmission notice of withdrawal containing your name, address, social security number, the certificate number(s) and the number of Newcor shares to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered those Newcor shares.

   A financial institution must guarantee all signatures on the notice of withdrawal. Most banks, savings and loan associations and brokerage houses are able to effect these signature guarantees for you.

The financial institution must be a participant in the Securities Transfer Agents Medallion Program an "eligible institution," unless those Newcor shares have been tendered for the account of any eligible institution. If Newcor shares have been tendered pursuant to the procedures for book-entry tender discussed under the caption entitled "Procedure for Tendering," any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Newcor shares and must otherwise comply with DTC's procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the Newcor shares withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of such certificates. We will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, and our decision shall be final and binding. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any Newcor shares properly withdrawn will be deemed not to have been validly tendered for purposes of our offer. However, you may retender withdrawn Newcor shares by following one of the procedures discussed under the captions entitled "Procedure for Tendering" or "Guaranteed Delivery" at any time prior to the expiration date.

   If you withdraw any of your Newcor shares, you automatically withdraw the associated Newcor rights. You may not withdraw Newcor rights unless you also withdraw the associated Newcor shares.

PROCEDURE FOR TENDERING

   For you to validly tender Newcor shares pursuant to the offer,
(a) a properly completed and duly executed letter of transmittal (or manually executed facsimile of that document), along with any required signature guarantees, or an agent's message (as defined below) in connection with a book-entry transfer, and any other required documents, must be transmitted to and received by the exchange agent, and certificates for tendered Newcor shares must be received by the exchange agent or those Newcor shares must be tendered pursuant to the procedures for book-entry tender set forth below (and a confirmation of receipt of such tender received (we refer to this confirmation below as a "Book-entry confirmation")), in each case before the expiration date or
(b) you must comply with the guaranteed delivery procedures set forth below.

   The term "agent's message" means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Newcor shares and, if applicable, Newcor rights, which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce those terms against such participant.

   You must tender one Newcor right for each Newcor share tendered to effect a valid tender of Newcor shares, unless the board of directors of Newcor has previously redeemed the Newcor rights. Unless the Newcor distribution date occurs, a tender of Newcor shares will constitute a tender of the associated Newcor rights. If the Newcor distribution date occurs and separate certificates representing the Newcor rights are distributed by Newcor or the rights agent to holders of Newcor shares prior to the time that you tender Newcor shares pursuant to the offer, certificates representing a number of Newcor rights equal to the number of Newcor shares tendered must be delivered to the exchange agent, or, if available, a book-entry confirmation received by the exchange agent with respect thereto, in order for such Newcor shares to be validly tendered. If the Newcor distribution date occurs and separate certificates representing the Newcor rights are not distributed prior to the time that you tender Newcor shares pursuant to the offer, Newcor rights may be tendered prior to a stockholder's receipt of the certificates for Newcor rights by use of the guaranteed delivery procedures described below. If Newcor rights certificates are distributed but are not available to you before Newcor shares are tendered pursuant to the offer, a tender of Newcor shares constitutes an agreement by you to deliver to the exchange agent pursuant to the guaranteed delivery procedures described below, prior to the expiration of the period to be specified in the notice of guaranteed delivery and the related letter of transmittal for delivery of Newcor rights certificates or a book-entry confirmation for Newcor rights (we refer to this as the "Newcor rights delivery period"), Newcor rights certificates representing a number of Newcor rights equal to the number of Newcor shares tendered. We reserve the right to require receipt of such Newcor rights certificates (or a book-entry confirmation with respect to such Newcor rights) prior to accepting Newcor shares for exchange.

   Nevertheless, we will be entitled to accept for exchange Newcor shares that you tender prior to receipt of the Newcor rights certificates required to be tendered with such Newcor shares or a book-entry confirmation with respect to such Newcor rights and either
(a) subject to complying with applicable rules and regulations of the Securities and Exchange Commission, withhold payment for such Newcor shares pending receipt of the Newcor rights certificates or a book-entry confirmation for those Newcor rights or (b) exchange Newcor shares accepted for exchange pending receipt of the Newcor rights certificates or a book-entry confirmation for such Newcor rights in reliance upon the guaranteed delivery procedures described below. In addition, after expiration of the Newcor rights delivery period, we may instead elect to reject as invalid a tender of Newcor shares with respect to which Newcor rights certificates or a book-entry confirmation for an equal number of Newcor rights have not been received by the exchange agent. Any determination by us to make payment for Newcor shares in reliance upon such guaranteed delivery procedures or, after expiration of the Newcor rights delivery period, to reject a tender as invalid, shall be made, subject to applicable law, in our sole and absolute discretion.

   The exchange agent will establish accounts with respect to the Newcor shares at DTC for purposes of the offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC may make book-entry delivery of the Newcor shares by causing DTC to transfer such Newcor shares into the exchange agent's account in accordance with DTC's procedure for such transfer. However, although delivery of Newcor shares may be effected through book-entry at DTC, the letter of transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an agent's message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent prior to the expiration date, or the guaranteed delivery procedures described below must be followed. We cannot assure you, however, that book-entry delivery of Newcor rights will be available. If book-entry delivery is not available, you must tender Newcor rights by means of delivery of Newcor rights certificates or pursuant to the guaranteed delivery procedures set forth below.

   Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which Newcor shares are tendered either by a registered holder of Newcor shares who has not completed the box entitled "Special Issuance Instructions" on the letter of transmittal or for the account of an eligible institution.

   If the certificates for Newcor shares or Newcor rights, if any, are registered in the name of a person other than the person who signs the letter of transmittal, or if certificates for unexchanged Newcor shares or Newcor rights, if any, are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed in the manner we have described above.

   THE METHOD OF DELIVERY OF NEWCOR SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT YOUR OPTION AND RISK, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, WE RECOMMEND REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

   TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO
CASH RECEIVED PURSUANT TO OUR OFFER, YOU MUST PROVIDE THE EXCHANGE AGENT WITH YOUR CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY WHETHER YOU ARE SUBJECT TO BACKUP WITHHOLDING OF FEDERAL INCOME TAX BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SOME STOCKHOLDERS (INCLUDING, AMONG OTHERS, ALL CORPORATIONS AND SOME FOREIGN INDIVIDUALS) ARE NOT SUBJECT TO THESE BACKUP WITHHOLDING AND REPORTING REQUIREMENTS. IN ORDER FOR A FOREIGN INDIVIDUAL TO QUALIFY AS AN EXEMPT RECIPIENT, THE STOCKHOLDER MUST SUBMIT A FORM W-8, SIGNED UNDER PENALTIES OF PERJURY, ATTESTING TO THAT INDIVIDUAL'S EXEMPT STATUS.

GUARANTEED DELIVERY

   If you wish to tender Newcor shares pursuant to our offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date or cannot complete the procedure for book-entry transfer on a timely basis, your Newcor shares may nevertheless be tendered, so long as all of the following conditions are satisfied:

   (a)  you make your tender by or through an eligible institution;

   (b) a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by us, is received by the exchange agent as provided below on or prior to the expiration date; and

   (c) the certificates for all tendered Newcor shares (or a confirmation of a book-entry transfer of such securities into the exchange agent's account at DTC as described above), in proper form for transfer, together with a properly completed and duly executed letter of transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an agent's message) and all other documents required by the letter of transmittal are received by the exchange agent within three American Stock Exchange trading days after the date of execution of such notice of guaranteed delivery.

   You may deliver the notice of guaranteed delivery by hand or transmit it by facsimile transmission or mail to the exchange agent and you must include a guarantee by an eligible institution in the form set forth in that notice.

   In all cases, we will exchange Newcor shares tendered and accepted for exchange pursuant to our offer only after timely receipt by the exchange agent of certificates for Newcor shares (or timely confirmation of a book-entry transfer of such securities into the exchange agent's account at DTC as described above), properly completed and duly executed letter(s) of transmittal (or a manually signed facsimile(s) thereof), or an agent's message in connection with a book-entry transfer, and any other required documents.

   By executing a letter of transmittal as set forth above, you irrevocably appoint our designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your Newcor shares tendered and accepted for exchange by us and with respect to any and all other Newcor shares and other securities issued or issuable in respect of the Newcor shares on or
after           , 2000.  That appointment is effective, and voting
      ----------
rights will be affected, when and only to the extent that we deposit the shares of our common stock and the cash consideration for Newcor shares that you have tendered with the exchange agent. All such proxies shall be considered coupled with an interest in the tendered Newcor shares and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked, and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Our designees will, with respect to the Newcor shares for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of Newcor's stockholders or otherwise. We reserve the right to require that, in order for Newcor shares to be deemed validly tendered, immediately upon our exchange of those Newcor shares, we must be able to exercise full voting rights with respect to such Newcor shares.

   We will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Newcor shares, in our sole discretion, and our determination shall be final and binding. We reserve the absolute right to reject any and all tenders of Newcor shares that we determine are not in proper form or the acceptance of or exchange for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of our offer (other than the EXX stockholder approval condition, the regulatory approvals condition and the conditions relating to the absence of an injunction and the effectiveness of the registration statement for EXX shares to be issued in our offer), or any defect or irregularity in the tender of any Newcor shares. No tender of Newcor shares will be deemed to have been validly made until all defects and irregularities in tenders of Newcor shares have been cured or waived. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Newcor shares or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of our offer (including the letter of transmittal and instructions thereto) will be final and binding.

   The tender of Newcor shares and Newcor rights, if any, pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

   The following is a summary of the material federal income tax considerations that may be relevant to a stockholder of Newcor who tenders Newcor shares in return for the right to receive EXX shares or cash in the offer. The discussion contained herein does not address all aspects of taxation that may be relevant to particular stockholders of Newcor in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under federal income tax laws. The following discussion assumes that all Newcor shares are held as capital assets in the hands of Newcor stockholders.

   The statements in this discussion are based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and currently proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, existing administrative rulings and practices of the Internal Revenue Service (the "Service") and judicial decisions. No assurance can be given that future legislative, judicial or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this prospectus with respect to the transactions contemplated prior to the effective date of such changes.

   EACH STOCKHOLDER OF NEWCOR SHOULD CONSULT HIS OWN TAX ADVISOR
REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE TENDER OF SHARES OF NEWCOR, INCLUDING THE FEDERAL, STATE, LOCAL FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH TENDER, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

   It is not anticipated that the purchase by EXX of Newcor shares will constitute a tax-free transaction to the tendering stockholders of Newcor under any of the provisions of the Code that might apply to this transaction. Consequently, each stockholder of Newcor who tenders shares of Newcor and which shares of Newcor are purchased by EXX pursuant to this transaction will recognize capital gain or loss equal to the difference, if any, between (i) the sum of the amount of cash and the fair market value (on the date of the purchase) of any EXX shares received for such Newcor shares and (ii) the tax basis of such Newcor shares in the hands of the tendering Newcor stockholder. Gain or loss will be calculated separately for each block of Newcor shares purchased by EXX. Such capital gain or loss will be treated as long-term capital gain or loss if the tendering Newcor stockholder has held such shares for more than 12 months at the time of such purchase. Long-term capital gain realized by a non-corporate taxpayer is taxed at a maximum rate of 20 percent. Capital losses not offset by capital gains may be deducted against a non-corporate taxpayer's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward indefinitely by non-corporate taxpayers. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

   To the extent that a Newcor stockholder receives EXX shares, such stockholder's adjusted tax basis in such shares will equal the fair market value of such shares received.

   No fractional interests in Newcor shares will be accepted and no fractional shares of EXX stock will be issued in this transaction.

   Information Reporting Requirements and Backup Withholding. EXX will report to tendering Newcor stockholders and to the Service the amount paid for Newcor shares. Under backup withholding provisions, a Newcor stockholder may be subject to backup withholding at the rate of 31% with respect to consideration paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A Newcor stockholder who does not provide EXX with his correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

   EACH NEWCOR STOCKHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR
REGARDING HIS QUALIFICATION FOR EXEMPTION FROM BACKUP WITHHOLDING AND PROCEDURES FOR OBTAINING ANY APPLICABLE EXEMPTION.

EFFECT OF OFFER ON MARKET FOR NEWCOR SHARES; REGISTRATION UNDER THE
EXCHANGE ACT

   Reduced Liquidity; Possible Delisting. The tender of Newcor shares pursuant to the offer will reduce the number of holders of Newcor shares and the number of Newcor shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Newcor shares held by the public. Newcor shares are listed and principally traded on the American Stock Exchange. Depending on the number of Newcor shares acquired pursuant to the offer, following consummation of the offer, Newcor shares may no longer meet the requirements of the American Stock Exchange for continued listing. For example, guidelines of the American Stock Exchange indicate that the American Stock Exchange would consider delisting the outstanding Newcor shares if, among other things, (1) the number of publicly held Newcor shares should fall below 200,000, (2) the number of record holders of Newcor shares should fall below 300 or (3) the aggregate market value of publicly held Newcor shares should fall below $1,000,000.

   If the American Stock Exchange were to delist the Newcor shares, the market for them could be adversely affected. It is possible that Newcor shares would be traded on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges, or through the Nasdaq Stock Market (which we refer to as "NASDAQ") or by other sources. The extent of the public market for the Newcor shares and the availability of such quotations would, however, depend upon the number of holders and/or the aggregate market value of the Newcor shares remaining at such time, the interest in maintaining a market in the Newcor shares on the part of securities firms, the possible termination of registration of Newcor shares under the Exchange Act, as described below, and other factors.

   Registration Under the Exchange Act. Newcor shares are currently registered under the Exchange Act. Newcor can terminate that registration upon application to the Securities and Exchange Commission if the outstanding shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Newcor shares. Termination of registration of the Newcor shares under the Exchange Act would reduce the information that Newcor must furnish to its stockholders and to the Securities and Exchange Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to Newcor shares. Furthermore, the ability of "affiliates" of Newcor and persons holding "restricted securities" of Newcor to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated.

PURPOSE OF OUR OFFER; APPRAISAL RIGHTS

   We are making the offer in order to acquire control of, and, possibly, the entire common equity interest in, Newcor. If less than the entire common equity interest in Newcor is tendered pursuant to the offer, we may, in our sole discretion, elect to exchange only a portion of the total number of shares of

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

Newcor common stock tendered pursuant to the offer. If we elect to exchange only a portion of the total number of shares of Newcor common stock tendered pursuant to the offer, we will exchange a pro rata portion of the number of shares of Newcor common stock tendered by each stockholder of Newcor.

   Under Section 262 of the Delaware General Corporation Law
("DGCL"), stockholders of Newcor do not have appraisal rights as a result of the offer.

   Except as we have otherwise discussed elsewhere in this prospectus, we do not have any plans or proposals right now that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, or sale of a material amount of assets, involving Newcor or any of its subsidiaries, or any material changes in Newcor's corporate structure or business, or any change in its management. Newcor has not given us any access to its books and records, however, so we might decide upon such changes once we complete such a review.

   Upon consummation of our offer, we may also elect or seek the election of nominees of our choice to Newcor's board of directors.

CONDITIONS OF OUR OFFER

   Our offer is subject to a number of conditions, which are described below:

   EXX Stockholder Approval. The stockholders of EXX must vote to approve (a) an increase in the number of authorized shares of EXX Class A common stock and (b) the issuance of EXX Class A common stock in connection with the offer. The stockholders of EXX will be given the opportunity to vote to approve each of these items at the 2000 Annual
Meeting of Stockholders to be held June   , 2000.
                                        --

   Regulatory Approval.  All regulatory approvals required to consummate the offer must be obtained and must remain in full force and effect without the imposition of any condition or restriction that would be materially adverse to EXX or Newcor. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the offer may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. EXX plans to file the notification and report forms with the FTC and the Antitrust
Division no later than          , 2000.  At any time before or after the
                       ---------
consummation of the offer, and notwithstanding that the waiting period has been terminated, the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the offer or seeking divestiture of substantial assets of EXX and Newcor. At any time before or after the consummation of the offer, and notwithstanding that the waiting period has been terminated, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the offer or seeking divestiture of Newcor or the businesses of EXX or Newcor. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

   We are not aware of any other material governmental approvals or actions that are required for consummation of the offer. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought. There can be no assurance, however, that any such additional approvals or actions will be obtained.

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

   Rights Agreement. We must be satisfied, in our reasonable judgment, that the Newcor Rights Agreement does not apply to our offer. This condition would be satisfied if the board of directors of Newcor redeems the Newcor rights or amends the Newcor Rights Agreement so that the Newcor rights would not be triggered by the offer, or a court of competent jurisdiction invalidates the Newcor rights agreement.

   No Acceleration of Indebtedness. We must be satisfied, in our reasonable judgment, that the indebtedness of Newcor under the $125 million 9.875% Senior Subordinated Notes due 2008 will not become immediately due and payable upon the consummation of the offer.

   Section 203 of the DGCL. We must be satisfied, in our reasonable judgment, that the provisions of Section 203 of the DGCL do not apply to our offer. This condition would be satisfied if either: (a) the board of directors of Newcor approves the offer for purposes of Section 203 of the DGCL; or (b) we acquire 85% or more of the voting stock of Newcor pursuant to the offer.

   Section 203 of the DGCL, in general, prohibits a Delaware corporation such as Newcor from engaging in a "business combination" (as defined in Section 203) with an "interested stockholder" (generally defined in Section 203 to include any beneficial owner of 15% or more of a corporation's voting stock) for a period of three years following the date that such person became an interested stockholder unless (a) prior to the date that such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (c) on or subsequent to the date such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

   Certain Other Conditions of the Offer. Notwithstanding any other provision of our offer, we shall not be required to accept for exchange or exchange any Newcor shares, may postpone the acceptance for exchange of or exchange for tendered Newcor shares, and may, in our sole discretion, terminate or amend the offer as to any Newcor shares not then exchanged (a) if, at the expiration date, any of the minimum tender condition, the rights plan condition, the acceleration of indebtedness condition, the DGCL 203 condition, the EXX stockholder approval condition or the regulatory approval condition has not been satisfied or, with respect to the minimum tender condition, the rights plan condition, the acceleration of indebtedness condition or the DGCL 203 condition, waived, or (b) if, on or after the date of this prospectus and at or prior to the time of exchange of any such Newcor shares (whether or not any Newcor shares have theretofore been accepted for exchange or exchanged pursuant to the offer), any of our other conditions are not satisfied. Those conditions are as follows:

   (a) The shares of EXX Class A common stock to be issued to Newcor stockholders in the offer have been authorized for listing on the American Stock Exchange, subject to official notice of issuance;

   (b) The registration statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement shall have been issued nor shall there have been proceedings for that purpose initiated or threatened by the Securities and Exchange Commission and we shall have received all necessary state securities law or "blue sky" authorizations;

   (c) No temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the offer or any of the other transactions contemplated by this prospectus shall be in effect and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental authority or instrumentality which prohibits, restricts or makes illegal the consummation of our offer;

   (d) There shall not be pending any suit, action or proceeding by any governmental entity (1) challenging the offer, seeking to restrain or prohibit the consummation of the offer or seeking to obtain from Newcor or us any damages that are material in relation to Newcor and its subsidiaries taken as a whole or EXX and its subsidiaries taken as a whole,
        (2) seeking to prohibit or limit the ownership or operation by Newcor or us or any of our subsidiaries of any material portion of the business or assets of Newcor or us or any of our subsidiaries or to compel Newcor or us or any of our subsidiaries to dispose of or hold separate any material portion of the business or assets of Newcor or us or any of our subsidiaries as a result of the offer, (3) seeking to prohibit us from effectively controlling in any material respect the business or operations of Newcor or (4) which otherwise is reasonably likely to have a material adverse effect on us or Newcor; and

   (e) Newcor shall not have entered into or effectuated any other agreement or transaction with any person or entity having the effect of impairing EXX's ability to acquire a controlling interest in Newcor or otherwise diminishing the expected economic value to EXX of the acquisition of a controlling interest in Newcor.


   The foregoing conditions are solely for our benefit and we may assert them regardless of the circumstances giving rise to any such conditions (including any action or inaction by us). In our sole discretion, we may waive these conditions in whole or in part (other than the EXX stockholder approval condition, the regulatory approvals condition and the conditions relating to the absence of an injunction and the effectiveness of the registration statement) without providing any advance notice to you prior to the exchange of any tendered shares of Newcor common stock . The determination as to whether any condition has been satisfied shall be in our reasonable judgment and will be final and binding on all parties. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time. Notwithstanding the fact that we reserve the right to assert the failure of a condition following acceptance for exchange but prior to exchange in order to delay, exchange or cancel our obligation to exchange properly tendered Newcor shares, we will either promptly exchange such Newcor shares or promptly return such Newcor shares.

CERTAIN RELATIONSHIPS WITH NEWCOR

   Except as set forth herein, neither we nor, to the best of our knowledge, any of our directors, executive officers or other affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Newcor, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as described under "Background of the Offer" and elsewhere herein, there have been no contacts, negotiations or transactions since January 1, 1997 between us or, to the best of our knowledge, any of our directors, executive officers or other affiliates on the one hand, and Newcor or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Neither we, nor, to the best of our knowledge, any of our directors, executive officers or other affiliates has had any transaction with Newcor or any of its executive officers, directors or affiliates since January 1, 1997 that would require disclosure under the rules and regulations of the Securities and Exchange Commission applicable to the offer.

   As of the date of this document, EXX beneficially owns 664,700 shares of Newcor common stock and David Segal, EXX's controlling stockholder beneficially owns 24,000 shares of Newcor common stock.

FEES AND EXPENSES

   We will not pay any fees or commissions to any broker, dealer or other persons for soliciting tenders of Newcor shares pursuant to our offer. We will, however, pay reasonable fees to D.F. King & Co., Inc., the information agent, for its services in connection with our offer.

ACCOUNTING TREATMENT

   If we acquire a majority of the common equity interest in Newcor, the business combination will be accounted for as a "purchase," as such term is used under generally acceptable accounting principles, for accounting and financial reporting purposes. Newcor will be treated as the acquired corporation for such purposes. Newcor's assets, liabilities and other items will be adjusted to their estimated fair value on the closing date of the combination and combined with the historical book values of the assets and liabilities of EXX. Applicable income tax effects of such adjustments will be included as a component of EXX's deferred tax asset or liability. The difference between the estimated fair value of the assets, liabilities and other items (adjusted as discussed above) and the purchase price will be recorded as an intangible asset and amortized against EXX's earnings over a twenty-year period following completion of the combination. For further information concerning the amount of goodwill to be recorded in connection with the combination and the amortization thereof, see Note D of Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements on page 64.

   If we acquire less than a majority but at least 20% of the common equity interest in Newcor, we expect that we will account for such interest using the equity method of accounting. The use of the equity method of accounting would result in financial reporting substantially different from that presented in the Unaudited Pro Forma Condensed Consolidated Financial Statements contained in this prospectus.

   EXX has prepared the Unaudited Pro Forma Condensed Consolidated Financial Statements contained in this prospectus using the purchase method of accounting.

STOCK EXCHANGE LISTING

   Our common stock is listed on the American Stock Exchange. We will make an application to list on the American Stock Exchange the common stock that we will issue pursuant to our offer.

DIFFERENCES IN STOCKHOLDERS' RIGHTS

-------------------------------------------------------------------------------------------------------------------------------
                     EXX STOCKHOLDER RIGHTS                                NEWCOR STOCKHOLDER RIGHTS
-------------------------------------------------------------------------------------------------------------------------------
CLASSIFIED BOARD     Number of Members on EXX's Board of Directors         Number of Members on Newcor's Board of Directors
AND RELATED          ---------------------------------------------         ------------------------------------------------
PROVISIONS:          EXX's Articles of Incorporation, as amended ("EXX     Newcor's Bylaws provide that the board of directors
                     Articles"), provide that the number of directors      shall consist of not less than three nor more than
                     constituting the initial board of directors is four.  eleven persons, as determined by a resolution
                     Presently, there are four directors.  The Articles    adopted by the affirmative vote of a majority of
                     further state that the number of directors may be     the board of directors.
                     increased or decreased in the manner provided in
                     EXX's Bylaws; provided that the number of directors
                     shall never be less than one.  However, EXX's Bylaws
                     are silent as to this point.


                     Classes of Directors                                  Classes of Directors
                     --------------------                                  --------------------
                     Neither EXX's Articles nor its Bylaws provide for     Newcor's Certificate of Incorporation and Bylaws
                     classes of directors.                                 provide for three classes within its board of
                                                                           directors, with the term of office of one class
                                                                           expiring each year.


                     Number of Directors EXX's Stockholders May Elect      Number of Directors Newcor's Stockholders May Elect
                     ------------------------------------------------      ---------------------------------------------------
                     EXX's Bylaws provide that the stockholders shall      Newcor's Bylaws provide that the persons receiving
                     select (either by written consent or at the stock-    a plurality of the stockholders votes cast at the
                     holder's annual meeting) a board of directors,        annual meeting of stockholders shall be elected to
                     consisting of at least one director, annually to      serve as director.
                     serve for a one-year term.

                     EXX's Articles further provide that Class B is entitled to elect a number of directors equal to the number of directors which comprises the entire board of directors, multiplied by 2/3 and rounded up to the nearest whole number. Class A is entitled to elect a number of directors, which may be zero, equal to the number of directors which comprises the entire board of directors minus the number of members Class B may elect.


                     Term of Office                                        Term of Office
                     --------------                                        --------------
                     EXX's Bylaws state that each director shall serve a   Newcor's certificate of incorporation provides that
                     term of one year, but may be elected to successive    each director shall serve a term of three years.
                     terms.
-------------------------------------------------------------------------------------------------------------------------------


                                 24






-------------------------------------------------------------------------------------------------------------------------------

                     EXX STOCKHOLDER RIGHTS                                NEWCOR STOCKHOLDER RIGHTS
-------------------------------------------------------------------------------------------------------------------------------

                     Vacancies on EXX's Board of Directors                 Vacancies on Newcor's Board of Directors
                     -------------------------------------                 ----------------------------------------
                     EXX's Articles state that between elections           Newcor's Bylaws state that any vacancy occurring on
                     of directors, vacancies may be filled by the          the board of directors that results from an
                     remaining directors, even if the vacancy results      increase in the number of directors may be filled
                     from an increase in the number of directors on        by a majority of the board of directors then in
                     the board and the remaining directors constitute      office, provided a quorum is present, and any other
                     less than a quorum.                                   vacancy occurring on the board of directors may be
                                                                           filled by the remaining directors, even if less
                                                                           than a quorum.


                     Removal                                               Removal
                     -------                                               -------
                     Under NRS, if the rights granted to a certain         Newcor's Bylaws provide that a Director may be
                     class or series of stock entitle the stockholders     removed for cause by a majority vote of the
                     of that class or series to elect one or more          stockholders.
                     directors, than removal of a Director requires a
                     vote of two-thirds of the holders of that class or
                     series. Otherwise, removal of any Director (or one
                     or more of the incumbent directors) requires a
                     stockholder vote of two-thirds of all of the issued
                     and outstanding stock entitled to vote.
-------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS         Meetings                                              Meetings
MEETINGS, QUORUM     --------                                              --------
VOTING AND           EXX's Bylaws require ten days notice to the stock-    According to Newcor's Bylaws, written notice of an
CONSENTS:            holders prior to any annual meeting of stockholders   annual or special meeting must be given to
                     (and any adjournment thereof).                        stockholders not less than ten nor more than sixty
                                                                           days prior to the date of the meeting.
                     EXX's Bylaws provide that special meetings of
                     stockholders may be called by the president, at       Newcor's Bylaws state that only the Chairman or a
                     least three directors or by the holders of a          majority of the board of directors may call a
                     majority of shares of capital stock of EXX.           special stockholders meeting.


                     Quorum                                                Quorum
                     ------                                                ------
                     EXX's Bylaws provide that a majority of shares        Newcor's Bylaws provide that the holders of a
                     issued and outstanding constitutes a quorum for       majority of the capital stock issued and
                     any stockholders meeting.                             outstanding, entitled to vote and present in person
                                                                           (or represented by proxy) shall constitute a quorum
                                                                           at stockholders meetings for the transaction of
                                                                           business.
-------------------------------------------------------------------------------------------------------------------------------


                                 25



----------------------------------------------------------------------------------------------------------------------------------
                     EXX STOCKHOLDER RIGHTS                                NEWCOR STOCKHOLDER RIGHTS
----------------------------------------------------------------------------------------------------------------------------------

                     Voting                                                Voting
                     ------                                                ------
                     For all matters except the election of                Newcor's Certificate of Incorporation provides for
                     directors, EXX's Articles entitle holders             one vote per share of common stock (in person or by
                     of Class A or Class B common stock one vote           proxy) at any and all meetings of the stockholders
                     per share, subject to voting power granted            and one vote per share of preferred stock.
                     to preferred stock.
                                                                           Except as otherwise provided in Newcor's
                     The Nevada Revised Statutes ("NRS") provide           Certificate of Incorporation or its Bylaws, any
                     that any action by the stockholders on any            question brought before a meeting of the
                     matter, other than the election of directors          stockholders requires an affirmative majority vote
                     (which requires a plurality of the votes cast),       of the holders of a majority of the total number of
                     is approved if a majority of the votes cast           votes of the capital stock present (or represented
                     vote for such approval.                               by proxy) entitled to vote, voting as a single
                                                                           class.


                     Written Consent                                       Written Consent
                     ---------------                                       ---------------
                     The NRS allow written consent signed by stock-        For stockholder authorization or action by written
                     holders of a majority of the voting power.            consent, Newcor's Bylaws require that a stockholder
                     However, if a different proportion is required        request the board of directors to fix a record date
                     for a certain action (e.g., merger) then that         of stockholders entitled to vote upon or authorize
                     proportion is also required for stockholder           action or consent of the stockholders (which the
                     action by written consent.                            board must accomplish within 10 days after the
                                                                           Secretary of Newcor receives the request for
                                                                           written consent).
----------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDER RIGHTS   EXX does not maintain a Stockholder Rights Plan.      Newcor adopted a Stockholder Rights Plan in which the
PLANS:                                                                     corporation declared a dividend distribution of one
                                                                           right for each share of Newcor common stock to
                                                                           stockholders of record as of the close of business on
                                                                           January 12, 2000.  The Plan expires in January 2010.

                                                                           Right With Respect to Preferred Stock
                                                                           -------------------------------------
                                                                           Under Newcor's plan, each right  entitles stockholders
                                                                           to buy one one-thousandth of a share of Series A
                                                                           Junior Participating Preferred Stock for $10.50
                                                                           (subject to adjustment) upon the following events:
----------------------------------------------------------------------------------------------------------------------------------


                                 26





----------------------------------------------------------------------------------------------------------------------------------
                     EXX STOCKHOLDER RIGHTS                                NEWCOR STOCKHOLDER RIGHTS
----------------------------------------------------------------------------------------------------------------------------------

                                                                           1.  a person or group acquires beneficial ownership
                                                                               of 15% or more of Newcor's common stock;
                                                                           2.  a person or group commences a tender or exchange
                                                                               offer upon which they would own beneficially 15%
                                                                               or more of Newcor's common stock; or
                                                                           3.  the board determines that a person or group,
                                                                               having obtained beneficial ownership of at least
                                                                               10% of Newcor's common stock, is seeking short-
                                                                               term financial gain which would not serve the
                                                                               long-term interests of Newcor or whose ownership
                                                                               is causing or is likely to cause a material
                                                                               adverse impact on Newcor (an "Adverse Person").

                                                                           Right With Respect to Common Stock
                                                                           ----------------------------------
                                                                           If any person becomes the beneficial owner of 15% or
                                                                           more of Newcor's common stock, other than pursuant to
                                                                           a tender or exchange offer for all outstanding shares
                                                                           of Newcor approved by a majority of the independent
                                                                           directors not affiliated with a 15% or more
                                                                           stockholder, or the board of directors determines that
                                                                           any person or group is an Adverse Person, then each
                                                                           right not owned by a 15% or more stockholder or
                                                                           Adverse Person, as the case may be, or related parties
                                                                           will entitle its holder to purchase, at the right's
                                                                           then current exercise price, shares of Newcor's common
                                                                           stock in lieu of preferred stock (or, in certain
                                                                           circumstances as determined by the board, cash, other
                                                                           property, or other securities) having a value of twice
                                                                           the right's then current exercise price.  In addition,
                                                                           if after any person has become a 15% or more
                                                                           stockholder, Newcor is involved in a merger or
                                                                           other business combination transaction with another
                                                                           person in
----------------------------------------------------------------------------------------------------------------------------------


                                 27



----------------------------------------------------------------------------------------------------------------------------------
                     EXX STOCKHOLDER RIGHTS                                NEWCOR STOCKHOLDER RIGHTS
----------------------------------------------------------------------------------------------------------------------------------
                                                                           which Newcor does not survive or in which its common
                                                                           stock is changed or exchanged, or sells 50% or more of
                                                                           its assets or earning power to another person, each
                                                                           right will entitle its holder to purchase, at the
                                                                           right's then current exercise price, shares of common
                                                                           stock of such other person having a value of twice the
                                                                           right's then current exercise price.

                                                                           Newcor's Ability to Redeem
                                                                           --------------------------
                                                                           The Plan allows Newcor to redeem the Rights at $0.001
                                                                           per Right at any time prior to 10 days (subject to
                                                                           extension) following a public announcement of the
                                                                           acquisition of a 15% position.  However, Newcor may
                                                                           not redeem the Rights following a determination that
                                                                           any person or group is an Adverse Person.
----------------------------------------------------------------------------------------------------------------------------------
VOTE REQUIRED FOR    EXX's Articles                                        Newcor's Certificate of Incorporation
CHARTER AND BYLAW    --------------                                        -------------------------------------
AMENDMENTS:          In EXX's Articles, EXX reserves the right to amend,   Newcor's Certificate of Incorporation expressly
                     alter, change, or repeal the Articles in the manner   authorizes the board of directors to alter, amend
                     prescribed by statute.  Under the NRS, an amendment   or change any provision contained in the
                     to the Articles requires a majority vote of the       Certificate of Incorporation in the manner
                     outstanding shares entitled to vote.  In addition,    prescribed by statute.  Under the DGCL, any
                     the NRS state that amendments affecting a class or    amendment adopted by the board of directors and
                     series of shares require a majority vote of each      proposed to the stockholders at a special or annual
                     class or series affected (different series of the     meeting of the stockholders requires a majority
                     same class do not constitute different classes for    vote of the outstanding shares entitled to vote
                     purposes of voting except when a series is            thereon.  The DGCL further states that any
                     adversely affected in a different manner than the     amendment proposed which would alter or change the
                     other series of the same class).                      powers, preferences or special rights of any class
                                                                           (or series) adversely requires a majority vote of
                                                                           that class (or series).


                     EXX's Bylaws                                          Newcor's Bylaws
                     ------------                                          ---------------
                     EXX's Bylaws provide that the Bylaws may be amended   Newcor's Bylaws may be altered, amended, repealed
                     by a majority vote of the stockholders at an annual   or new Bylaws may be adopted by the board of
                     or special meeting.  In addition, the board of        directors or by a majority vote of the
                     directors may amend or adopt additional Bylaws but    stockholders.
                     may not alter or repeal any Bylaws adopted by the
                     stockholders.
----------------------------------------------------------------------------------------------------------------------------------


                                 28



----------------------------------------------------------------------------------------------------------------------------------
                     EXX STOCKHOLDER RIGHTS                                NEWCOR STOCKHOLDER RIGHTS
----------------------------------------------------------------------------------------------------------------------------------
SUPERMAJORITY VOTE   There are no provisions requiring supermajority       Merger or Sale of Substantially All of Newcor's Assets
ON CERTAIN           vote in the NRS, EXX's Articles or EXX's Bylaws.      ------------------------------------------------------
TRANSACTIONS:                                                              Certain mergers or sales of substantially all of
                                                                           Newcor's assets require an affirmative vote or consent
                                                                           of the holders of not less than 75% of the stock
                                                                           entitled to vote.

                                                                           Dissolution
                                                                           -----------
                                                                           Under the DGCL, if a majority of the Board recommends
                                                                           the plan of dissolution, only a majority of the
                                                                           outstanding stock entitled to vote is required to
                                                                           approve the dissolution.  On the other hand,
                                                                           authorization of dissolution without board action
                                                                           requires written consent of all stockholders entitled
                                                                           to vote.

                                                                           Amendment of Supermajority Provisions
                                                                           -------------------------------------
                                                                           An amendment of the supermajority provisions outlined
                                                                           above require an affirmative vote of 75% of the
                                                                           outstanding shares of stock.
----------------------------------------------------------------------------------------------------------------------------------
AUTHORIZED SHARES:   EXX's Third Article of its Articles of                Newcor's Certificate of Incorporation provides:
                     Incorporation provides:

                     General Stock Information                             General Stock Information
                     -------------------------                             -------------------------
                     31,000,000 total authorized shares, $0.01             4,500,000 total authorized shares:
                     par value:                                            *   3,500,000 shares of common stock, $1.00 par
                     *  25,000,000 authorized Class A common stock             value; and
                        (12,061,607 issued and outstanding);               *   1,000,000 shares of preferred stock, without par
                     *  1,000,000 authorized Class B common stock              value
                        (624,953 issued and outstanding); and                  -  100,000 shares of Series A Junior
                     *  5,000,000 authorized preferred stock (none             Participating Preferred Stock (none issued).
                        issued).
                                                                           Series A Junior Participating Preferred Stock
                     The board of directors of EXX has proposed to         ---------------------------------------------
                     increase the number of authorized shares of           ("Series A")
                     Class A common stock to 100,000,000.  The             ------------
                     stockholders of EXX will vote on the proposal at      Entitled to receive quarterly dividends (when and
                     the 2000 Annual Meeting of Stockholders.              if declared) in the amount equal to the greater of
                                                                           (1) $1.00 or (2) 1,000 times the aggregate per
                     Under the NRS, there are no preemptive rights for     share amount of all cash dividends, and 1,000 times
                     the corporation's unissued                            the aggregate per share amount (payable in kind) of
                                                                           all non-cash dividends or other distributions
                                                                           (other than a
----------------------------------------------------------------------------------------------------------------------------------


                                 29





----------------------------------------------------------------------------------------------------------------------------------
                     EXX STOCKHOLDER RIGHTS                                NEWCOR STOCKHOLDER RIGHTS
----------------------------------------------------------------------------------------------------------------------------------
                     shares, except to the extent provided for in the      dividend payable in shares of common stock or
                     Articles.  Class A and Class B stockholders have      subdivision or common stock) declared on common
                     no preemptive rights to acquire shares issued by      stock, par value $1.00 per share since the
                     EXX under its existing Articles.                      immediately preceding Quarterly Dividend Payment Date.
                                                                           In the event that Newcor (1) declares any dividend on
                                                                           common stock payable in shares of common stock,
                                                                           (2) subdivides the outstanding common stock, or
                                                                           (3) combines the outstanding common stock in to a
                                                                           smaller number of shares, then the amount of dividends
                                                                           to which the holders of Series A are entitled to
                                                                           immediately prior to such event shall be adjusted.

                                                                           Upon any liquidation, dissolution or winding up of
                                                                           Newcor, no distribution shall be made to the holders
                                                                           of stock ranking junior to the Series A stock unless,
                                                                           prior thereto, the holders of Series A stock have
                                                                           received a distribution equal to $1,000 per share of
                                                                           Series A stock.  If Newcor enters into a
                                                                           consolidation, merger, combination or other
                                                                           transaction in which shares of common stock of Newcor
                                                                           are exchanged for cash and/or other securities of
                                                                           another corporation, shares of Series A stock shall be
                                                                           exchanged in an amount equal to 1,000 times the amount
                                                                           of cash/or other securities for which each share of
                                                                           common stock is exchanged.

                                                                           Newcor's Certificate of Incorporation states that
                                                                           Series A stock is not redeemable.
----------------------------------------------------------------------------------------------------------------------------------
INDEMNIFICATION;     Indemnification                                       Indemnification
LIMITATION OF        ---------------                                       ---------------
LIABILITY:           EXX's Articles provide that EXX shall indemnify       Newcor's Certificate of Incorporation provides for
                     its directors and officers to the fullest extent      indemnification for expenses actually and
                     permitted under the NRS.  EXX's Articles allow        reasonably incurred where the person seeking
                     any such indemnification to inure to the benefit      indemnification acted in good faith and in a manner
                     of the heirs, executors and administrators of the     he reasonably believed to be in or not opposed to
                     indemnitee.                                           the best interests of the corporation,
----------------------------------------------------------------------------------------------------------------------------------


                                 30




----------------------------------------------------------------------------------------------------------------------------------
                     EXX STOCKHOLDER RIGHTS                                NEWCOR STOCKHOLDER RIGHTS
----------------------------------------------------------------------------------------------------------------------------------
                     EXX's Bylaws provide indemnification for any          and, with respect to criminal action or proceeding,
                     director or officer, former director or officer,      had no reasonable cause to believe his conduct was
                     or any person who may have served at EXX's request    unlawful.  No indemnification shall be made if the
                     as a director or officer of another corporation       person is adjudged to be liable to the corporation
                     in which it owns shares of capital stock or of        unless the court determines that he is fairly and
                     which it is a creditor ("Indemnitee"), who is         reasonably entitled to indemnity for such expenses
                     adjudged in an action, suit or proceeding to be       which such court shall deem proper.
                     liable for negligence or misconduct in the
                     performance of duty.                                  Newcor's Certificate of Incorporation requires that
                                                                           a determination for qualification of
                     The NRS allow indemnification for expenses            indemnification shall be made:
                     actually and reasonably incurred.  However, the       1.  By the board of directors by a majority vote
                     NRS require that the Indemnitee acted in good             of a quorum of directors not party to the
                     faith and in a manner which he reasonably believed        action; or
                     to be in or not opposed to the best interests of      2.  If such quorum is not available, or if
                     the corporation, and, with respect to any criminal        obtainable and a quorum of disinterested
                     action or proceeding, had no reasonable cause to          directors so directs, by independent legal
                     believe his conduct was unlawful.  The NRS further        counsel in a written opinion; or
                     state that a corporation may indemnify such person    3.  By the stockholders.
                     even if he is adjudged liable to the corporation
                     if the court determines, in view of the               Newcor's Bylaws state that a person seeking
                     circumstances of the case, that he is fairly and      indemnification in connection with a proceeding he
                     reasonably entitled to indemnity for such expenses    initiated against Newcor (or any of its directors,
                     as the court deems proper.  The NRS provide that      officers, employees or agents) shall not be
                     the determination for discretionary indemnification   entitled to indemnification unless the corporation
                     shall come from the stockholders, a majority vote     has joined in or consented to such proceeding.
                     of a quorum of directors not party to the action
                     or from an independent legal counsel in written       Newcor's Bylaws further state that following a
                     opinion.                                              change in control of Newcor, the Corporation shall
                                                                           pay indemnification unless within 60 days of such
                     The NRS require that the corporation indemnify a      request for indemnification special independent
                     director or officer who is successful on the merits.  counsel (selected by the person requesting
                     However, the corporation may not indemnify a          indemnification and approved by the corporation)
                     director or officer in the event that it is           makes the determination that the person does not
                     determined that his acts or omissions involved        meet the necessary standard of conduct under the
                     intentional misconduct, fraud or a knowing            DGCL.
                     violation of law which was material to the cause
                     of action.                                            Newcor's Bylaws grant the board the

                     The NRS further state that indemnification under
                     the statute is not
----------------------------------------------------------------------------------------------------------------------------------


                                 31






----------------------------------------------------------------------------------------------------------------------------------
                     EXX STOCKHOLDER RIGHTS                                NEWCOR STOCKHOLDER RIGHTS
----------------------------------------------------------------------------------------------------------------------------------
                     exclusive of any other rights under any Bylaw,        authority (by resolution) to provide for such other
                     agreement, vote of stockholders or disinterested      indemnification as it may deem appropriate.
                     directors or otherwise both as to action in his
                     official capacity and as to action in another         The DGCL requires the Corporation to indemnify a
                     capacity while holding such office.                   person who succeeds on the merits of his case.

                     Insurance                                             Insurance
                     ---------                                             ---------
                     The NRS permit corporations to maintain insurance     Newcor's Certificate of Incorporation permits
                     for its directors, officers, employees and agents     Newcor to maintain insurance for its directors.
                     of the corporation.
----------------------------------------------------------------------------------------------------------------------------------
DISSENTERS RIGHTS    The NRS, EXX's Articles and Bylaws do not provide     The DGCL provides for appraisal rights in the event
RELATING TO          for dissenter's rights.                               of a merger or consolidation of the company unless
DISPOSITION OF                                                             the shares of the company are (i) listed on a
ASSETS:                                                                    national securities exchange or (ii) held of record
                                                                           by more than 2,000 holders; provided that appraisal
                                                                           rights will be available, even if the shares are
                                                                           listed on a national securities exchange or held of
                                                                           record by more than 2000 holders, if the stockholders
                                                                           are required to exchange their stock for other than
                                                                           stock and cash in lieu of fractional shares.
----------------------------------------------------------------------------------------------------------------------------------

                              EXX INC

DESCRIPTION OF BUSINESS

     EXX, through its subsidiaries, is engaged in the design, production and sale of consumer goods in the form of impulse toys and other toys, watches and kites. In addition, it is engaged in the design, production and sale of electric motors geared toward the original equipment market, and the design, production and sale of cable pressurization equipment sold to the telecommunications industry. EXX formerly manufactured machine tools and machine tool replacement parts. EXX has a continuing right to royalty income from machine tools and replacement parts as part payment for its sale of a subsidiary's assets. For the year ended December 31, 1999, EXX reported total sales of $21.2 million, net income of $2.4 million and earnings per share of $0.19.

     EXX, a Nevada corporation, was formed as a holding company on October 21, 1994 as a result of a reorganization of SFM Corporation ("SFM"). The purpose of adopting a holding company structure was to enhance EXX's ability to obtain new financing by enabling potential investors to clearly focus on the strengths and diversity of EXX's businesses and to protect each of EXX's businesses to the extent possible from the business risks which arise out of its other businesses. As part of the reorganization, each outstanding share of SFM common stock was converted into three shares of EXX Class A common stock and one share of EXX Class B common stock. The new stock is substantially identical to the stock of SFM in rights and privileges except that holders of outstanding shares of Class B common stock have the right to elect two-thirds or the next rounded number of directors in excess of two-thirds if the number of directors is not divisible by three, and the holders of outstanding shares of the Class A common stock have the right to elect the remaining directors of EXX. Under the reorganization, SFM became a wholly-owned subsidiary of EXX and each of SFM's wholly-owned subsidiaries became wholly-owned subsidiaries of EXX with each subsidiary retaining its assets and liabilities and continuing its business. In order to effect the transactions, SFM distributed as a dividend to EXX all the outstanding stock of each of its subsidiaries as well as SFM's cash, cash equivalents and certain promissory notes.

     On March 8, 2000, EXX paid a 400% stock dividend which provided for a dividend of four shares of Class A common stock for each outstanding share of Class A common stock and Class B common stock.

     In February 1997, EXX, through a newly-formed subsidiary, acquired all the outstanding capital stock of Handi Pac, Inc., d/b/a Steven Manufacturing Co. ("Handi Pac"). Handi Pac manufactures and sells several types of toys, including pre-school, ride-on, classic and educational toys. In addition, during the third quarter 1997, a wholly-owned subsidiary of EXX acquired the assets of Confectionery and Novelty Design International, LLC ("CANDI"), a Northbrook, Illinois maker of candy-filled toy products. While this acquisition was not a material purchase, it adds a complimentary product to the business mix.

     Henry Gordy International, Inc. ("Gordy") was formed during the third quarter of 1987 to conduct the business associated with certain assets purchased from Henry Gordy, Inc. and Gordy International, Inc. Gordy markets a line of impulse toys through a national network of commissioned sales representatives, together with its own sales staff. Its products are distributed directly or through wholesalers to a wide range of retail outlets including, but not limited to, toy stores, department stores, discount chains, drug stores and supermarkets. Gordy's sales are derived from both proprietary and licensed products. In prior years, some of the products covered by the Power Ranger license caused sales to materially increase due to strong consumer demand. During the past year, there were no licenses that individually had a material effect on sales. Trademarks and related molds are developed in line with

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

specific licenses. There are currently no significant licenses that are material to the toy line. The majority of the merchandise is manufactured in the Far East to Gordy's specifications and shipped as required. No difficulties have been encountered in obtaining sources for the products, nor are any expected for the current year.
Inventories are maintained for anticipated orders. Gordy believes that its practices relating to all working capital items, including its inventory practices, do not materially differ from those used by other companies in similar endeavors and comparable in size to Gordy. Gordy operates in a highly competitive market. It competes with many other companies, some of which have substantially greater resources and assets than Gordy.

     In February, 1994, Hi-Flier Inc., a newly formed subsidiary of EXX, purchased the assets of Hi-Flier Manufacturing Co., a leader in the kite business for more than 70 years. This acquisition strengthened EXX's toy segment by providing product lines that complement those of Gordy.

     Our Howell Electric Motors Division ("Howell") is engaged in the assembly and sale of alternating current, fractional and small integral motors ranging from 1/4 to 10 horsepower. Howell's product line consists of such specialty items as blower motors designed for use in air conditioning systems, flat-type motors used in floor scrubbing and polishing machines and motor pump assemblies used in food machinery products and a variety of other applications. In recent years, a substantial portion of Howell's sales have been to the floor care service industry and the food machinery industry, and have been effected through Howell's own marketing personnel and several independent sales representatives working on a commission basis. The principal raw materials used by Howell are steel, copper, aluminum and grey-iron or aluminum casting, all of which are purchased from various suppliers on a competitive basis. During the period covered by this report, Howell experienced no significant difficulty in obtaining these raw materials, and, barring some presently unforeseen event, Howell does not expect to encounter any difficulties in obtaining such supplies during the current year. Raw material inventories for Howell are maintained largely for known requirements, i.e., they are held for firm orders, or, in the case of certain items with a variety of applications to Howell's products, are held for anticipated orders. Inventories of finished goods consist predominately of products ready for shipment. Howell believes that its practices relating to all working capital items, including its inventory practices, do not materially differ from those used by other companies in similar endeavors and comparable in size to Howell. Howell is in a highly competitive business and believes that it is not a very significant factor in the industry. It competes with many other companies which have significantly greater assets and resources.

     In April, 1994, TX Systems Inc., a newly formed subsidiary of EXX, acquired the operating assets and businesses of TX Technologies, Inc. and TX Software, Inc. These companies were engaged in the cable pressurization and monitoring systems business. The TX Systems Inc. acquisition, together with the activities of another newly formed subsidiary, TX Technology Corp., broadened our activities in the capital goods segment, allowing us entry to the dynamic and rapidly growing telecommunications industry. These companies operate the cable pressurization and monitoring system business. The business provides means to prevent telecommunications signal reductions through use of cable pressurization equipment and equipment to monitor cable pressure, as well as equipment to report the results of the monitoring over telephone lines.

     Net sales to one customer were approximately 20% and 20% for the years ended December 31, 1999 and 1998, respectively.

     EXX employs approximately 120 full-time employees, of whom approximately 93 are employed by the Mechanical Equipment Segment, 26 by the Toy Segment and 1 for all other activities combined.

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

     The principal executive offices of EXX are located at 1350 East Flamingo Road, Suite 689, Las Vegas, Nevada 89119. EXX's telephone number is (702) 598-3223.

RECENT DEVELOPMENTS

     None.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with EXX's consolidated financial statements and notes thereto beginning on page F-1. The discussion that follows compares the twelve-month period ended December 31, 1999 ("1999") to the twelve-month period ended December 31, 1998 ("1998").

     1999 COMPARED TO 1998. Net sales in 1999 were $21,158,000 compared to $20,935,000 in 1998, which was an increase of $223,000. 1999 net sales represented a 1% increase from 1998 net sales. The Toy Segment's sales were $7,292,000 in 1999 compared to $9,639,000 in 1998, a decrease of $2,347,000. 1999 sales in the Toy Segment represented a 24% decrease from 1998 sales in the Toy Segment. The Mechanical Equipment Segment had total sales of $13,866,000 in 1999 compared to $11,296,000 in 1998, an increase of $2,570,000. 1999 sales in the
Mechanical Equipment Segment represented a 23% increase from 1998 sales in the Mechanical Equipment Segment.

     Gross profit in 1999 was $8,455,000 compared to $6,851,000 in 1998, an increase of $1,604,000. The Toy Segment accounted for a $1,292,000 decrease in gross profit while the Mechanical Equipment Segment accounted for the remaining difference. Gross profit as a percentage of sales increased to 40% in 1999 compared to 33% in 1998, primarily due to the higher gross profit percentage earned by the Mechanical Equipment Segment.

     Selling, general and administrative expenses were $5,047,000 in 1999, a decrease of $1,029,000 from $6,076,000 in 1998. The decrease in expenses was directly related to the continued implementation of tighter management controls.

     The operating income of $3,408,000 in 1999 represented an increase in income of $2,633,000 from the operating income of $775,000 in 1998. The Toy Segment's operating profit of $587,000 in 1999 represented an increase of $366,000 from an operating profit of $221,000 in 1998. The Mechanical Equipment Segment generated operating income of $3,462,000 in 1999, an increase of $2,138,000 from 1998. Corporate and other operating expenses decreased to $641,000 in 1999 from $770,000 in 1998.

     Interest expense decreased to $112,000 in 1999 from $127,000 in 1998, which mostly related to a reduction in interest-bearing debt of the Handi Pac subsidiary.

     EXX generated net income of $2,455,000, or $.19 per share of Class A and Class B common stock, in 1999 compared to a net income of $761,000, or $.06 per share of Class A and Class B common stock, in 1998.

     EXX reported a net deferred tax asset of $307,000 at December 31, 1999. Management believes this asset will be realized by taxable earnings in the future.

     The Toy Segment is still confronted with its basic problems, namely flat demand, no new licenses, constant challenges from competition to maintain market share and increasing product and related costs. The industry continues to search for a solution with the large players in the same predicament. Management of EXX has continued its policies of making personnel changes and reviewing customer demands and product mix in its quest to increase sales and reduce and control costs while seeking new items within the parameters of remaining competitive within the business environment.

     The Mechanical Equipment Segment operations reflect enhanced results in the telecommunications area, due to noticeably increased sales, as well as continued market share in the motor area. The goal of maintaining market share and new product acceptance remains primary in EXX's attempt to meet the continuing heavy competition in a somewhat limited market area.

     1998 COMPARED TO 1997. Net sales in 1998 were $20,935,000 compared to $22,324,000 in 1997, a decrease of $1,389,000. 1998 net sales represented a 6% decrease from 1997 net sales. The Toy Segment's sales were $9,639,000 in 1998 compared to $12,162,000 in 1997, a decrease of $2,523,000. 1998 sales in the Toy Segment represented a 21% decrease from 1997 sales in the Toy Segment. The Mechanical Equipment Segment had total sales of $11,296,000 in 1998 compared to $10,162,000 in 1997, an increase of $1,134,000. 1998 sales in the Mechanical Equipment Segment represented an 11% increase from 1997 sales in the Mechanical Equipment Segment.

     Gross profit was $6,851,000 in 1998 compared to $5,767,000 in 1997, an increase of $1,084,000. The Toy Segment accounted for a $524,000 increase in gross profit while the Mechanical Equipment Segment accounted for the remaining difference. Gross profit as a percentage of sales increased to 33% in 1998 compared to 26% in 1997, primarily due to the higher gross profit percentage earned by the Toy Segment.

     Selling, general and administrative expenses were $6,076,000 in 1998, a decrease of $455,000 from $6,531,000 in 1997. The decrease in expenses directly related to the implementation of tighter management controls.

     The operating income of $775,000 in 1998 represented an increase in income of $1,539,000 from the operating loss of $764,000 in 1997.
The Toy Segment's operating profit of $221,000 in 1998 represented an increase in income of $1,373,000 from a loss of $1,152,000 in 1997. The Mechanical Equipment Segment generated operating income of $1,324,000 in 1998, an increase of $505,000 from 1997. Corporate and other operating expenses increased to $770,000 in 1998 from $431,000 in 1997.

     Interest expense decreased to $127,000 in 1998 from $145,000 in 1997, which mostly related to a reduction in interest-bearing debt of the Handi Pac subsidiary.

     EXX generated net income of $761,000, or $.06 per share of Class A and Class B common stock, in 1998 compared to a net loss of $223,000, or $.02 per share of Class A and Class B common stock, in 1997.

     EXX reported a net deferred tax asset of $417,000 at December 31, 1998. Management believes this asset will be realized by taxable earnings in the future.

     The toy industry as a whole reflected little change from the past several years, namely no new licenses, flat demand, challenges to maintain market share and increasing product costs. Management has continued to make personnel changes and review product mix in an attempt to reduce costs to stay competitive while continuing to seek new items consistent with its core business. Management remained vigilant in reviewing costs and reviewing opportunities to increase sales.

     The Mechanical Equipment Segment operations reflected enhanced results in the telecommunications area as well as continued market share in the motor area. The challenges in both areas as to market share and new product acceptance continued due to the heavy competition in somewhat limited markets.

     LIQUIDITY AND SOURCES OF CAPITAL. During 1999, EXX generated $1,510,000 of cash flows from operating activities compared to $1,625,000 in 1998.

     In 1999 and 1998, EXX's investing activities used cash of $2,415,000 and $1,612,000, respectively. The primary use of cash in 1999 was the purchase of $1,125,000 of short term investments and $1,063,000 of long term investments.

     During 1999 and 1998, EXX's financing activities used cash of $163,000 and $284,000, respectively. In 1999, EXX purchased $116,000 of treasury stock and made payments on notes totaling $47,000. In 1998, EXX purchased $192,000 of treasury stock and made payments on notes totaling $92,000.

     At the end of 1999, EXX had working capital of approximately $10,028,000 and a current ratio of 3.5 to 1. During 1999, EXX maintained a limited credit facility with a bank for two subsidiaries which included a $300,000 sub-limit for direct borrowings and a $150,000 sub-limit for documentary letters of credit, all secured by certain of EXX's money market funds. EXX considers this line and its cash and short term investments of $6,314,000 to be adequate for its current operating needs.

     EXX has no present plans that will require material capital expenditures for any of EXX's businesses. Capital expenditures are expected to be in the ordinary course of business and financed by cash generated from operations.

     EXX believes the effects of inflation will not have a material effect on its future operations.

FINANCIAL INFORMATION ABOUT OPERATING SEGMENTS

     Financial information about operating segments is presented in
Note 12 of the Notes to Consolidated Financial Statements of EXX on page
F-14.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

     None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Management of EXX believes that EXX is not subject to market risk exposures arising from derivative financial instruments, as well as all other financial instruments, and derivative commodity instruments as defined by Item 305 of Regulation S-K.

MANAGEMENT INFORMATION

     EXX's Annual Report on Form 10-K for the year ended December 31, 1999 incorporates by reference or sets forth information about the directors and executive officers of EXX, executive compensation, voting securities and their principal holders, various relationships and related transactions and other related information pertaining to EXX. We incorporate the Annual Report on Form 10-K in this prospectus by reference.

                             NEWCOR, INC.

     While we have included in this prospectus information concerning Newcor that is known to us based on publicly available information (primarily filings by Newcor with the Securities and Exchange Commission), we are not affiliated with Newcor and Newcor has not permitted us to have access to their books and records. Therefore, non-public information concerning Newcor was not available to us for the purpose of preparing this prospectus. Although we have no knowledge that would indicate that statements relating to Newcor contained in this prospectus are inaccurate or incomplete, we were not involved in the preparation of those statements and cannot verify them.

     Pursuant to Rule 409 under the Securities Act and Rule 12b-21 under the Exchange Act, we are requesting that Newcor provide us with information required for complete disclosure regarding the businesses, operations, financial condition and management of Newcor. We will amend or supplement this prospectus to provide any and all additional information we receive from Newcor, if we receive the information before our offer expires and we consider it to be material, reliable and appropriate. In addition, pursuant to Rule 439 under the Securities
Act, we are requesting that the independent accountants of Newcor provide us with the consents required for us to include in this prospectus the audit report included in Newcor's Annual Report on Form 10-K for the year ended December 31, 1999.

GENERAL DEVELOPMENT OF BUSINESS

     Newcor, Inc., a Delaware corporation, was organized in 1969 to succeed a Michigan corporation organized in 1933. Newcor is organized into three operating segments: Precision Machined Products; Rubber and Plastic; and Special Machines. The Precision Machined Products segment produces transmission, powertrain and engine components and assemblies primarily for the automotive, medium and heavy-duty truck and agricultural vehicle industries. The Rubber and Plastic segment produces cosmetic and functional seals and boots and functional engine compartment products primarily for the automotive industry. The Special Machines segment designs and manufactures welding, assembly, forming, heat treating and testing machinery and equipment for the automotive, appliance and other industries. For the year ended December 31, 1999, Newcor reported total sales of $258.5 million, net loss of $11.6 million and a loss of $2.36 per share.

     Newcor purchased the business and substantially all of the assets of Machine Tool & Gear, Inc. ("MT&G") in December 1997. MT&G manufactures differential pinion and side gears, output shafts and rear axle shafts for the automotive industry. Newcor also purchased the common stock of the three related companies known as The Deco Group ("Deco") and the common stock of Turn-Matic, Inc. ("Turn-Matic") in March 1998, subsequent to the issuance of $125 million 9.875% Senior Subordinated Notes due 2008 (the "Notes"). Deco manufactures high-volume, precision machined engine and powertrain components and assemblies for the medium and heavy truck and automotive industries, while Turn-Matic manufactures high-volume, precision machined engine components and assemblies for the automotive industry.

     The MT&G, Deco and Turn-Matic acquisitions and the issuance of the Notes have substantially increased the size of Newcor and changed the character and scope of its business. In addition, these transactions substantially increased Newcor's leverage, interest expense and cash requirements for debt service in 1998 and future years as compared to 1997 and prior years. Newcor's ability to make scheduled payments of principal of, or to pay the interest on, or to refinance, its indebtedness or to fund planned capital expenditures will depend on its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control.

     During 1997, Newcor purchased the common stock of Plastronics
Plus, Inc. ("Plastronics"), which primarily manufactures custom plastic injection-molded components for the automotive industry. Also during 1997, Newcor sold the business and substantially all assets of its Eonic division, which operated in the Precision Machined Products segment.

FINANCIAL INFORMATION ABOUT OPERATING SEGMENTS

     Financial information about operating segments is presented in
Note 16 of the Notes to Consolidated Financial Statements of Newcor on page F-34. This segment information is supplemented by the additional financial information included under "Narrative Description of Business" below.

NARRATIVE DESCRIPTION OF BUSINESS

     Newcor sells and markets its products into five market segments defined as automotive (51%), heavy-duty truck (30%), capital goods (10%), agricultural (8%) and industrial (1%). The percentages following the market segment reflect the portion of 1999 consolidated revenue sold into that respective market. The markets served by Newcor are highly cyclical and are impacted by the general strength of the economy, by prevailing interest rates and by other factors outside the control of Newcor. The markets for automotive, heavy-duty trucks, agricultural vehicles and capital goods, for which Newcor supplies goods and services, have all experienced both strength in recent years as well as significant downturns. Such downturns have materially adversely affected the revenues, profitability and cash flow of suppliers to these industries, including Newcor, and there can be no assurance that one or all such industries will not experience similar downturns in the future. A cyclical decline in overall demand in any of the markets served by Newcor would have a material adverse effect on Newcor's financial condition, results of operations and debt service capability.

     Newcor operates in industries that are highly competitive though fragmented. If any customer becomes dissatisfied with Newcor's prices, quality or timeliness of delivery, the customer could award future business or move existing business to a competitor. There can be no assurance that Newcor's products will continue to compete successfully with the products of competitors, including original equipment manufacturers ("OEM's") themselves, many of which are significantly larger and have greater financial and other resources than Newcor.

     Across all segments, sales in 1999 to Detroit Diesel Company, American Axle & Manufacturing and Ford Motor Company were approximately 28%, 18% and 14%, respectively, of consolidated sales. Although Newcor presently has ongoing supply relationships with each of these customers, there can be no assurance that sales to these customers will continue at the same levels or at all. Each of these customers has, and regularly exercises, substantial negotiating leverage over its suppliers, including Newcor, and continuation of these relationships is dependent upon the customers' satisfaction with the price, quality and delivery of Newcor's products and Newcor's engineering capabilities and customer services. While management believes its relationships with its customers are mutually satisfactory, if any of these customers were to reduce substantially or discontinue its purchases from Newcor, the financial condition and results of operations of Newcor would be materially adversely affected. From time to time, suppliers to these large customers, including Newcor, enter into agreements mandating periodic price reductions, which thereby effectively require such suppliers to improve their efficiency and reduce costs in order to maintain profit margins, and Newcor is presently a party to several such contracts.

     PRECISION MACHINED PRODUCTS SEGMENT. During 1999, the Precision Machined Products segment accounted for 71% of consolidated total revenue. This segment consisted of five operating units at December 31, 1999: Blackhawk Engineering ("Blackhawk"); MT&G; Deco; Turn-Matic; and Rochester Gear, Inc. ("Rochester Gear").

     Deco produces high-volume precision machined engine and powertrain components and assemblies for the heavy-duty truck market. Blackhawk's principal line of business is machining large gray iron, nodular iron and steel foundry castings for companies with business in the agricultural market. Rochester Gear produces high-quality shafts, axles, transmission parts and other machined components. MT&G manufactures differential pinion and side gears, output shafts and rear axle shafts. Turn-Matic manufactures high-volume, precision machined engine components and assemblies. Rochester Gear, MT&G and Turn-Matic participate primarily in the automotive market.

     In 1999, approximately 48% of the Precision Machined Products segment revenue came from sales to the automotive market (OEM's and Tier 1 suppliers) and 41% from the heavy-duty diesel truck market. The remaining revenue was from sales to agricultural equipment manufacturers, primarily Deere & Company. Both divisions and subsidiaries in the Precision Machined Products segment have several competitors, primarily all domestic. Orders are almost exclusively obtained through competitive bidding, based on quality, engineering capabilities, delivery and price. Substantially all of the segment's revenue comes from domestic sales through either Newcor's sales staff or independent manufacturers' representatives. Engineering design changes and model year changes mandated for the OEM's in both the automotive and heavy-duty truck market occur routinely and require Newcor to maintain competitive pricing with strong business relationships to ensure that future business is attained.

     Most raw materials, supplies and other components are purchased from a number of suppliers. Occasionally, a division will depend upon a single supplier for a particular item when instructed by the customer. Newcor has not experienced any difficulty obtaining necessary purchased materials.

     Throughout its product lines, Newcor has various patents and trademarks that have been obtained over a number of years and expire at various times. The loss of any patent or trademark would not materially affect the sales and profitability of Newcor.

     The Precision Machined Products segment is considered seasonal, varying primarily on OEM's semi-annual shutdowns in July and December.

     There are no unusual working capital requirements within the Precision Machined Products segment's divisions. In general, new business opportunities and capacity enhancements within this segment require substantial capital expenditures.

     Newcor's Precision Machined Products segment primarily operates under annual blanket purchase orders with its customers. Specific releases against these blanket purchase orders are made on a daily basis by the customer. Accordingly, order backlog is not considered meaningful to this group.

     None of the segment's revenue is derived from government contracts.

     RUBBER AND PLASTIC SEGMENT. During 1999, the Rubber and Plastic segment accounted for 19% of consolidated total revenue. This segment consisted of two divisions and one subsidiary at December 31, 1999:
Deckerville; Walkerton; and Plastronics. In 1999, approximately 91% of the Rubber and Plastic segment revenue came from sales to the automotive market (OEM's and Tier 1 suppliers). The remaining revenue resulted from a wide variety of markets, including health care, agricultural, appliance and others.

     The segment utilizes dip, cast and other molding processes to manufacture both interior components (principally transmission shift boots, steering column and gearshift lever seals and air conditioning ducts) and engine compartment and other body components (body and dash panel grommets and fuel filler seals). The segment's injection molding facilities are used to manufacture fluid recovery systems, hose and wire brackets, speaker seals and vacuum control systems. The segment also supplies attachment and restraining products such as clips and brackets.

     Each of the divisions in the Rubber and Plastic segment has several competitors, primarily all domestic. Orders are almost exclusively obtained through competitive bidding, based on quality, engineering capabilities, delivery and price. Almost all of the segment's revenue results from domestic sales through either Newcor's sales staff or independent manufacturers' representatives. Engineering design changes and model year changes mandated for the OEM's in both the automotive and heavy-duty truck market occur routinely and require Newcor to maintain competitive pricing with strong business relationships to ensure that future business is attained.

     Most raw materials, supplies and other components are purchased from a number of suppliers. Occasionally, a division will depend upon a single supplier for a particular item when instructed by the customer. Newcor has not experienced any difficulty obtaining necessary purchased materials.

     Throughout its product lines, Newcor has various patents and trademarks that have been obtained over a number of years and expire at various times. The loss of any patent or trademark would not materially affect the sales and profitability of Newcor.

     The Rubber and Plastic segment is considered seasonal, varying primarily with the automotive industry's semi-annual shutdowns in July and December.

     There are no unusual working capital requirements within the Rubber and Plastic segment's divisions.

     Newcor's Rubber and Plastic segment primarily operates under annual blanket purchase orders with its customers. Specific releases against these blanket purchase orders are made on a daily basis by the customer. Accordingly, order backlog is not considered meaningful to this segment.

     None of the segment's revenue is derived from government contracts.

     SPECIAL MACHINES SEGMENT. During 1999, the Special Machines segment accounted for 10% of consolidated total revenue. This segment consists of one division: Newcor Bay City ("Bay City"). The Bay City division designs and assembles standard and special custom machines and systems to meet its customers' welding, assembly, forming, heat treating and testing process requirements.

     Approximately 82% of the Special Machines segment revenue came from sales to the automotive market (OEM's and Tier 1 suppliers) during 1999. The remaining revenue resulted from a variety of markets including appliance, consumer goods, aerospace and others.

     Competition for the Special Machines segment is from both domestic and foreign manufacturers. Most orders are obtained through a competitive bidding process with decisions based on machine design and performance, production and engineering capabilities, delivery, service and price. Repeat orders for a similar machine are sometimes single-sourced. The level of competition varies widely depending upon the industry in which the potential customer operates, the size of the order and technical complexity involved in fulfilling the specific order requirements. Newcor attempts to differentiate itself by providing timely, innovative solutions to its customers' requirements.

     The products of this segment are marketed primarily in the major industrial areas of the United States, Canada and Mexico by direct sales to its customers. The majority of the segment sales are generated by sales engineers, with some sales coming from independent manufacturers' representatives.

     Competitive quotes are obtained for most components, raw materials and supplies from a number of suppliers. Newcor has not experienced any difficulty obtaining necessary purchased materials.

     Newcor has various patents and trademarks in the Special Machines Product segment that have been obtained over a number of years and expire at various times. While Newcor considers each of them to be important to its business, the loss of any patent or trademark would not materially affect the sales and profitability of Newcor.

     The Special Machines segment is not considered seasonal but revenue will vary significantly as the cyclical capital goods markets fluctuate with general economic conditions.

     The Special Machines segment's working capital requirements can vary significantly based on the number of and stage of contracts in process.

     As of January 31, 2000, the Special Machines segment backlog was $9.1 million. Backlog at December 31, 1998 was $9.6 million. The backlog at January 31, 2000 is expected to be completed during the year ended December 31, 2000.

     None of the segment's revenues resulted from government contracts.

     ENVIRONMENTAL COMPLIANCE. Compliance by Newcor with federal, state and local laws and regulations pertaining to the environment has not and is not anticipated to have any material effect on the capital expenditures, earnings or operations of Newcor. However, Newcor's operations are subject to various federal, state and local environment laws, ordinances and regulations, including those governing discharges into the air and water, the storage, handling and disposal of solid and hazardous wastes, the remediation of soil and groundwater contaminated by petroleum products or hazardous substances or wastes and the health and safety of employees ("Environmental Laws"). The nature of Newcor's current and former operations and the history of industrial uses at some of its facilities expose Newcor to the risk of liabilities or claims with respect to environmental and related worker health and safety matters. Compliance with Environmental Laws, stricter interpretations of or amendments to such laws or more vigorous enforcement policies by regulatory agencies may require material expenditures by Newcor. In addition, under certain Environmental Laws a current or previous owner or operator of property may be liable for the costs of removal or remediation of certain hazardous substances or petroleum products on, under or in such property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred.

     EMPLOYEES. At January 31, 2000, Newcor had approximately 2,000 employees. Approximately 25% of Newcor's employees and contract workers at January 31, 2000 were represented by the United Auto Workers and the United Steel Workers of America. Collective bargaining agreements with these unions will expire at various times in 2000 and 2002. In addition, most of Newcor's customers employ workforces represented by the United Auto Workers and other unions, and many of these customers have experienced work stoppages at various times in the past. A dispute between Newcor and its employees, or between any of its major customers and such customers' employees, could have a material adverse effect on Newcor's financial condition and results of operations. The labor strike of General Motors Corporation workers represented by the United Auto Workers in June 1998 adversely impacted the profitability of the Precision Machined Products and Rubber and Plastic segments. In addition, sustained economic growth in the United States has resulted in lower unemployment and higher demand for labor in many locations, including certain locations in which Newcor operates. There can be no assurance that labor market conditions will not materially adversely affect one or more of Newcor's businesses.

FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND SALES

     Newcor does not have any foreign operations and, therefore, does not aggregate its revenue by geographic area. Export sales, principally to Mexico and Canada, represented less than 10% of consolidated revenue in 1999, 1998 and 1997.

PROPERTIES

     Newcor conducts its business in company-owned facilities totaling approximately 536,000 square feet, and leased facilities totaling approximately 282,000 square feet, of office, engineering, manufacturing and warehouse space. All of these facilities are fully utilized and are suitable to meet the current capacity needs of the divisions. Leases expire at various times through 2008, and Newcor generally has extension options.

     Below is a summary of the existing facilities:

    LOCATION           SQUARE FOOTAGE            TYPE OF INTEREST            DESCRIPTION OF USE
    --------           --------------            ----------------            ------------------

Corporate Office
Bloomfield Hills, MI        7,000                     Leased               Administrative Office

Precision Machined Products Group
---------------------------------

Rochester Gear                                                             Transmission and
Clifford, MI               49,000                     Owned                powertrain components

Blackhawk                                                                  Tractor differential
Cedar Falls, IA            54,000                     Owned                cases, transmission
Waterloo, IA               17,000                     Leased               cases, steering arms
                                                                           and brake pedals

MT&G                                                                       Differential pinion
Corunna, MI               100,000                     Owned                and side gears,
Fenton, MI                 10,000                     Owned                output shafts and
                                                                           rear axle shafts

Deco                                                                       Rocker arm components
Troy, MI                   55,000                     Leased               and assemblies,
Royal Oak, MI             110,000                     Leased               transmission shafts,
                                                                           accessory drive
                                                                           assemblies and thrust
                                                                           and pressure plates

                           SQUARE
       LOCATION           FOOTAGE                TYPE OF INTEREST           DESCRIPTION OF USE
       --------           -------                ----------------           ------------------

Turn-Matic                                                                 Engine oil filter
Clinton Township, MI       93,000                     Leased               adapters, main
                                                                           bearing caps and
                                                                           manifolds

Rubber and Plastic Group
------------------------

Deckerville Division                                                       Gear shift boots,
Deckerville, MI            89,000                     Owned                steering column
                                                                           seals, shift lever
                                                                           gap hiders,
                                                                           windshield wiper
                                                                           covers and coated
                                                                           metal parts

Walkerton Division                                                         Steering column seals
Walkerton, IN              33,000                     Owned                and shift lever boots
                                                                           and gap hiders

Plastronics                                                                Vacuum reservoirs and
East Troy, WI              39,000                     Owned                assemblies for air
East Troy, WI              39,000                     Owned                conditioning, power
                                                                           steering and cruise
                                                                           control systems, hose
                                                                           and wire brackets and
                                                                           dash panel grommets

Special Machines Group
----------------------

Bay City                                                                   Automated welding and
Bay City, MI              123,000                     Owned                assembly systems

LEGAL PROCEEDINGS

     Various legal matters arising during the normal course of business are pending against Newcor. According to Newcor's Form 10-K for the year ended December 31, 1999, management of Newcor does not expect that the ultimate liability, if any, of these matters will have a material adverse effect on future results of operations or financial condition of Newcor.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with Newcor's consolidated financial statements and notes thereto beginning on page F-17. On December 21, 1998, Newcor filed a current report on Form 8-K announcing that the board of directors of Newcor approved changing Newcor's annual reporting period from a fiscal year ending October 31 to a calendar year ending December 31. The discussion that follows compares the twelve-month period ended December 31, 1999 ("1999") to the twelve-month period ended October 31, 1998 ("fiscal 1998").

     OVERVIEW. Newcor is organized into three operating segments: the Precision Machined Products segment; the Rubber and Plastic segment; and the Special Machines segment. The Precision Machined Products segment produces transmission, powertrain and engine components and assemblies for the automotive, medium and heavy-duty truck and agricultural vehicle industries. The Rubber and Plastic segment produces cosmetic and functional seals and boots and functional engine compartment products primarily for the automotive industry. The Special Machines segment designs and manufactures welding, assembly, forming, heat treating and testing machinery and equipment for the automotive, appliance and other industries.

     On December 23, 1997, Newcor purchased the assets and business of Machine Tool & Gear, Inc. for approximately $27.3 million, and assumed approximately $5.8 million of debt, which was subsequently retired.
MT&G manufactures differential pinion and side gears, output shafts and rear axle shafts for the automotive industry. On March 4, 1998, Newcor acquired the common stock of the three companies comprising The Deco Group for approximately $55.0 million and the common stock of Turn-Matic, Inc. for approximately $17.0 million, concurrent with the issuance of $125.0 million of 9.875% Senior Subordinated Notes due 2008. Deco manufactures high-volume, precision-machined engine and powertrain components and assemblies for the medium and heavy truck and automotive industries, while Turn-Matic manufactures high volume, precision machined engine components for the automotive industry.

     RESULTS OF OPERATIONS. The following table illustrates the factors causing year-to-year sales trends by segment, including the effect of acquisitions and net incremental business from operations owned throughout each year presented.

                                        PRECISION
                                         MACHINED       RUBBER AND      SPECIAL
(IN MILLIONS)                            PRODUCTS        PLASTIC        MACHINES        TOTAL
                                        ---------       ----------      --------       ------

Fiscal 1997 sales                         $ 60.5          $48.5          $21.8         $130.8
Acquisitions                                85.1                                         85.1
Net increase (decrease) in business         (6.8)           0.7           (3.6)          (9.7)
                                          ------          -----          -----         ------

Fiscal 1998 sales                         $138.8          $49.2          $18.2         $206.2
Prior year acquisitions                     39.8                                         39.8
Net increase in business                     5.0            0.4            7.1           12.5
                                          ------          -----          -----         ------

1999 sales                                $183.6          $49.6          $25.3         $258.5
                                          ======          =====          =====         ======


     1999 COMPARED WITH FISCAL 1998. Newcor recorded sales in 1999 of $258.5 million, an increase of $52.3 million, or 25.4%, from fiscal 1998 sales of $206.2 million. Sales for the Precision Machined Products segment increased $44.8 million, or 32.3%, to $183.6 million, sales for the Rubber and Plastic segment increased $0.4 million, or 0.8%, to $49.6 million, and sales for the Special Machines segment increased $7.1 million, or 39.0%, to $25.3 million. The increase in sales for the Precision Machined Products segment was primarily due to the full year impact of the fiscal 1998 acquisitions of MT&G, Deco and Turn-Matic (referred to collectively as the "Acquisitions"), which accounted for $39.8 million of the increase. Increased volumes in the automotive market of $14.9 million and heavy-duty truck market of $7.1 million were partially offset by $16.6 million of decreased product sales in the agricultural machined components market. The increase in sales for the Rubber and Plastic segment was primarily due to the increased volumes in the automotive market. The lower volumes experienced in fiscal 1998 were primarily caused by the General Motors Corporation strike. The sales increase in the Special Machines segment was due to increases in new orders that were obtained during 1999.

     Consolidated gross margin increased $5.8 million to $39.8 million in 1999 from $34.0 million in fiscal 1998. The increase in gross margin is attributable to the increase in sales described above, partially offset by a decrease in consolidated gross margin percentage. Consolidated gross margin percentage decreased to 15.4% in 1999 from 16.5% in fiscal 1998. The decrease in margin percentage was primarily attributable to the following three factors: (a) the launch of a new product in the Precision Machined Products segment resulted in poor productivity and high scrap rates as the operation moved to increase production output, negatively impacting margins by approximately $4.0 million; (b) a second operation in this segment continued to incur higher operating losses caused by labor inefficiencies and increased scrap rates, negatively impacting margin by $2.0 million; and (c) lower agricultural machined component production schedules also adversely impacted gross margins at a third operation in this product segment, with an estimated reduction in margin of $1.0 million in 1999 compared to fiscal 1998. These decreases in margin were partially offset by higher sales in the heavy-duty truck market as well as the increase in sales and profits in the Special Machines segment.

     Selling, general and administrative expenses ("SG&A") increased to $24.7 million from $20.8 million in fiscal 1998. SG&A as a percentage of sales decreased to 9.6% in 1999 from 10.1% in fiscal 1998. The increase in SG&A expense was primarily due to the increase in sales described above, as well as the Acquisitions in the Precision Machined Products segment, which added approximately $2.5 million of SG&A expense in 1999. The primary reason for the decrease in SG&A as a percentage of sales was the sales increase described above and the lower expense associated with the operations in the Acquisitions as compared to the Special Machines segment.

     Amortization expense increased to $4.6 million in 1999 from $3.5 million in fiscal 1998 due to the full year effect of the Acquisitions.

     Operating income (loss) by segment was as follows:

                                         PRECISION                                 AMORTIZATION
                                          MACHINED      RUBBER AND      SPECIAL      EXPENSE/
(IN MILLIONS)                             PRODUCTS       PLASTIC       MACHINES        OTHER      OTHER ITEMS         TOTAL
                                          --------       -------       --------      --------     -----------         -----

Year ended
October 31, 1997                          $  6.2         $  3.2         $  2.0        $ (2.5)       $ (0.6)          $  8.3
Acquisitions                                11.8                                                      (2.6)             9.2
Change from existing business               (3.0)          (2.0)          (1.5)         (1.2)         (0.7)            (8.4)
                                          ------         ------         ------        ------        ------           ------

Year ended
October 31, 1998                            15.0            1.2            0.5          (3.7)         (3.9)             9.1
Acquisitions                                 4.8                                                      (1.0)             3.8
Impairment charge                                                                                     (8.5)            (8.5)
Change from existing business               (5.4)           1.6            1.9          (0.9)         (0.1)            (2.9)
                                          ------         ------         ------        ------        ------           ------

Year ended
December 31, 1999                         $ 14.4         $  2.8         $  2.4        $ (4.6)       $(13.5)          $  1.5
                                          ======         ======         ======        ======        ======           ======


     Consolidated operating income, including the non-cash impairment charge of $8.5 million, decreased $7.6 million to $1.5 million in 1999 from $9.1 million in fiscal 1998, and consolidated operating margin decreased to 0.6% of sales in 1999 from 4.5% of sales in fiscal 1998. Consolidated operating income, excluding the non-cash impairment charge of $8.5 million, was $10.0 million in 1999 compared to $9.1 million in fiscal 1998, an increase of $0.9 million.

     Operating income for the Precision Machined Products segment decreased $0.6 million to $14.4 million in 1999 from $15.0 million in fiscal 1998. Operating margin decreased to 7.8% of segment sales in 1999 from 10.8% of segment sales in fiscal 1998. The decrease in operating income was attributable to the factors delineated in the gross margin and SG&A discussion above.

     Sales in the OEM automotive and heavy-duty truck market are comprised of parts and assemblies which are sold to a number of customers and are subject to design and other engineering changes. One such assembly, sold into the heavy-duty truck market, accounted for 19% of total company sales in 1999. The OEM to which this assembly is supplied has made certain design changes required due to environmental regulations and other factors. The design changes are planned by the OEM to be effective in model year 2002 production. As such, this revenue is not expected to continue beyond the third quarter of 2001, as the newly designed assembly will be sourced from a competitor. Operating income attributable to this assembly was approximately $14.5 million for the year ended December 31, 1999.

     Operating income for the Rubber and Plastic segment increased $1.6 million to $2.8 million in 1999 from $1.2 million in fiscal 1998. Operating margin increased to 5.7% of segment sales in 1999 from 2.5% of segment sales in fiscal 1998. The increase in operating income was primarily due to increases in operational efficiencies experienced during the year, mainly as a result of the closure of two operations in this segment during 1999. Production at these two operations was moved to other operations within the Rubber and Plastic segment. In addition, operating income was lower in fiscal 1998 due to the General Motors Corporation strike during the third quarter of fiscal 1998.

     Operating income for the Special Machines segment increased $1.9 million to $2.4 million in 1999 from $0.5 million in fiscal 1998.
Operating margin increased to 9.5% of segment sales in 1999 from 3.0% of segment sales in fiscal 1998. The increase in operating income and margin was primarily due to the increase in sales.

     For the year ended December 31, 1999, Newcor recorded an impairment charge related to its long-lived assets, primarily goodwill, at its Turn-Matic location in the Precision Machined Products segment. Newcor is recording the charge after an intense review of the Turn-Matic operation. The operation incurred lost business in 1999 and the first quarter of 2000. Assumptions related to certain business retention and business growth were reviewed and deemed to be unrealistic as compared to previous analyses. Accordingly, the impairment charge was determined based upon Turn-Matic's discounted future cash flows. A charge to earnings of $8.5 million was recorded, as management determined that the carrying value of the assets would not be realized. Newcor acquired Turn-Matic in 1998 for approximately $17.0 million. Management is currently reviewing the purchase agreement with respect to the Turn-Matic acquisition relating to potential claims against the sellers.

     Operating income in 1999 included plant consolidation costs of $0.4 million from a plant consolidation program in the Rubber and Plastic segment. Fiscal 1998 plant consolidation costs of $0.4 million were for another location in the Rubber and Plastic segment. Other gains and losses in fiscal 1998 were $0.4 million for separation costs for the former Chief Executive Officer of Newcor, partially offset by a gain of $0.4 million related to the sale of the land and building where the Newcor Machine Tool ("NMT") division was located prior to its being sold in October 1996.

     Interest expense was $14.0 million and $10.8 million in 1999 and 1998, respectively. The increase in interest expense was primarily due to the full year impact of the Notes. The effective tax rate was 11.0% in 1999 and 33.9% in fiscal 1998. The decrease in the effective tax rate is due to the impairment charge not being immediately deductible for federal and state income tax purposes.

     FISCAL 1998 COMPARED WITH FISCAL 1997.  Newcor had sales in 1998 of $206.2 million, an increase of $75.4 million, or 57.6%, from 1997 sales of $130.8 million. Sales for the Precision Machined Products segment increased $78.3 million, or 129.4%, to $138.8 million, sales for the Rubber and Plastic segment increased $0.7 million, or 1.4%, to $49.2 million, while sales for the Special Machines segment decreased $3.6 million, or 16.5%, to $18.2 million. The increase in sales for the Precision Machined Products segment was primarily due to the Acquisitions, which had aggregate sales of approximately $85.1 million during 1998, partially offset by approximately $6.8 million of decreased product sales within existing divisions mainly caused by the downturn in the agricultural machined components market that began during July 1998. The increase in sales for the Rubber and Plastic segment was primarily due to the acquisition of Plastronics in January 1997, partially offset by the effects of the General Motors

Corporation strike during the third quarter of 1998. Sales decreases within the Special Machines segment were due to insufficient new orders to sustain the business that was achieved during 1997.

     Consolidated gross profit increased $10.2 million to $34.0 million in 1998 from $23.8 million in 1997. The increase in gross profit is attributable to the increase in sales described above, partially offset by a decrease in consolidated gross margin. Consolidated gross margin decreased to 16.5% in 1998 from 18.2% in 1997. The decrease in margin was primarily attributable to several factors. High hourly labor turnover, particularly in the Rubber and Plastic segment, reduced production efficiency significantly in the first quarter of 1998. Although turnover remained relatively high due to full employment, actions taken to mitigate turnover have resulted in lower labor turnover since the first quarter of 1998. In addition, a vehicle assembly line changeover at a customer of the Precision Machined Products segment and pricing issues on certain coated metal parts produced by the Rubber and Plastic segment resulted in temporary losses of gross margin during the year. The customer assembly line changeover was completed and the pricing issues were resolved with the customer in the first half of 1998. Underabsorbed overhead in the third quarter that resulted from low General Motors Corporation strike related production schedules and in the fourth quarter due to much lower agricultural machined components production schedules also adversely impacted gross margins. Finally, the Special Machines segment's low level of sales and slow rate of new orders in the first half of 1998 caused further reductions in gross margin during 1998. Although the Special Machines segment's rate of new orders did improve during the second half of 1998, the segment's sales and gross margin will not benefit from this new business until fiscal 1999 due to the relatively long lead time required to complete the orders.

     SG&A increased to $20.8 million in 1998 from $14.9 million in 1997. SG&A as a percentage of sales decreased to 10.1% in 1998 from 11.4% in 1997. The increase in SG&A expense was primarily due to the Acquisitions in the Precision Machined Products segment, which added approximately $6.0 million of SG&A expense in 1998. This increase was partially offset by lower employee related costs. The primary reason for the decrease in SG&A as a percentage of sales was the sales increase described above. Amortization expense increased to $3.5 million in 1998 from $0.9 million in 1997 due to the Acquisitions.

     Consolidated operating income increased $0.9 million to $9.2 million in 1998 from $8.3 million in 1997, and consolidated operating margin decreased to 4.5% of sales in 1998 from 6.3% of sales in 1997.

     Operating income for the Precision Machined Products segment increased $8.9 million to $15.0 million in 1998 from $6.2 million in 1997. Operating margin increased to 10.8% of segment sales in 1998 from 10.2% in 1997. The increase in operating income was primarily due to the Acquisitions. Operating income and operating margins at existing divisions within this segment were down when compared with 1997 primarily due to the effect of lower sales caused by customer schedule reductions, mainly for Newcor's agricultural industry machined components.

     Operating income for the Rubber and Plastic segment decreased $2.0 million to $1.2 million in 1998 from $3.2 million in 1997. Operating margin decreased to 2.5% of sales in 1998 from 6.5% of segment sales in 1997. The decrease in operating income was primarily due to the loss of gross margin associated with the General Motors Corporation strike during the third quarter of 1998, operational inefficiencies during the first half of 1998 from high labor turnover caused by full employment in local economies and increased costs related to the start of new parts production during the first half of 1998. The high labor turnover did improve during the second half of 1998.

     Operating income for the Special Machines segment decreased $1.5 million to $0.5 million in 1998 from $2.0 million in 1997. Operating margin decreased to 3.0% of segment sales in 1998 from 9.2% of segment sales in 1997. The decrease in operating income and margin was primarily due to the decline in sales.

     Consolidated operating income was impacted by plant consolidation costs of $0.4 million in the Rubber and Plastic segment. In addition, other gains and losses were separation costs for the former chief executive officer of $0.4 million, partially offset by a gain of $0.4 million related to the sale of the land and building where the NMT division was located prior to its being sold in October 1996. Other gains and losses in 1997 were a net gain on the sale of a building of $1.0 million, which was partially offset by a $0.7 million loss on the sale of the Eonic division.

     Interest expense was $10.8 million and $2.1 million in 1998 and 1997, respectively. The increase in interest expense was primarily due to the issuance of the Notes to finance the Acquisitions. The effective tax rate was 33.9% in 1998 and 35.3% in 1997.

     LIQUIDITY AND CAPITAL RESOURCES. Newcor's cash provided by operations for the year ended December 31, 1999 was approximately $16.3 million. Cash outflows for capital expenditures of $13.9 million and for debt repayments of $4.6 million left Newcor with $1.7 million in cash at December 31, 1999.

     Effective January 15, 1998, Newcor's revolving credit facility with a major U.S. bank was amended and restated to become the Senior Credit Facility (the "Facility") and was increased to provide total revolving credit availability of $50.0 million concurrent with completion of the issuance of the Notes on March 4, 1998. The Facility was further amended on October 14, 1999 and December 31, 1999, primarily to ease certain restrictive covenants and limit revolving credit borrowings to an asset based calculation. Availability of funds under the Facility is subject to satisfaction of certain financial ratios and other conditions. At December 31, 1999, Newcor had no borrowings outstanding under the Facility and current borrowing availability of $23.2 million using the criteria established in the Facility, as amended. The Facility is collateralized by substantially all of Newcor's non-real estate assets and by Rochester Gear's real estate.
The current expiration of the Facility is February 28, 2001.

     Newcor is highly leveraged as a result of the Notes. Newcor's ability to make scheduled principal payments of, or to pay the interest on, or to refinance, its indebtedness (including the Notes) or to fund planned capital expenditures will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control.

     Newcor believes that, through a combination of cash flow from operations and available credit under the Facility, it will have adequate cash available to service debt obligations, fund capital improvements and maintain adequate working capital. However, there can be no assurance that Newcor's business will generate sufficient cash flow from operations, that anticipated growth opportunities, after considering lost business, and operating improvements will be realized or that future borrowings will be available under the Facility in an amount sufficient to enable Newcor to service its indebtedness.

     No dividends were declared or paid during 1999.  During fiscal
1997 and the first quarter of 1998, Newcor paid a quarterly cash dividend of $0.05 per share of common stock. Total dividends paid were $1.0 million in 1997 and $0.2 million in the first quarter of 1998. The terms of the Notes required suspension of the cash dividend.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

     None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     According to Newcor's Form 10-K for the year ended December 31, 1999, management of Newcor believes that Newcor is not subject to market risk exposures arising from derivative financial instruments, as well as all other financial instruments, and derivative commodity instruments as defined by Item 305 of Regulation S-K.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth information, as of March 9, 2000, with respect to the beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of the outstanding Newcor common stock by each person or group of persons known by Newcor to be the beneficial owner of more than 5% of Newcor common stock.


NAME                                               NO. OF SHARES                PERCENTAGE
----                                               -------------                ----------
EXX INC
1350 East Flamingo Road, Suite 689
Las Vegas, Nevada  89119                            688,700<F1>                   14.02%

Dimensional Fund Advisors Inc.
1299 Ocean Avenue
Santa Monica, California  90401                     431,817<F2>                    8.79

Shirley E. Gofrank
3001 W. Big Beaver
Troy, Michigan  48084                               284,042<F3>                    5.78

Catherine A. Gofrank
26555 Evergreen Road
Southfield, Michigan 48076-4285                     283,375<F4>                    5.77

--------------------

<F1> EXX owns 664,700 shares and that the controlling stockholder of
     EXX owns 24,000 shares in his own name. EXX and the controlling stockholder have shared voting and dispositive power with respect to 664,700 shares and the controlling stockholder has sole voting and dispositive power with respect to 24,000 shares.

<F2> The information shown is based on a Schedule 13D, as amended, dated February 3, 2000 of Dimensional Fund Advisors Inc. The information in the Schedule 13D indicates that Dimensional Fund Advisors Inc. has the sole power to vote and dispose of such shares.

<F3> The information shown is based on a Schedule 13D dated July 10,
     1996 of Shirley Gofrank and updating information she recently provided to Newcor in her capacity as a Newcor director. The shares reported for her include 46,409 shares over which she has sole voting and dispositive power, 2,587 shares subject to options currently exercisable or that will become exercisable within 60 days, and 235,046 shares over which she shares voting and dispositive power with her sister, Catherine A. Gofrank, in their capacities as successor co-trustees of a trust established by their father during his lifetime. The shares reported for Shirley Gofrank do not include 381 shares owned by her husband, over which she has no voting or dispositive power.

<F4> The information shown is based on a Schedule 13D dated July 8,
     1996 and the supplementary information provided by her sister, Shirley Gofrank, concerning her holdings as a co-trustee of the trust referred to above. Based on this information and her
     Schedule 13D, Catherine Gofrank has sole voting and dispositive power over 48,329 of the shares reported for her, and she and her sister share voting and dispositive power over the rest of the reported shares.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth information, as of March 9, 2000, with respect to the beneficial ownership of the outstanding Newcor common stock by each director of Newcor, each executive officer of Newcor who earned over $100,000 in fiscal 1999 and all directors and executive officers of Newcor as a group.

NAME                                                         NO. OF SHARES<F1><F2>    PERCENTAGE
----                                                        -----------------------  ------------
Shirley E. Gofrank                                                  284,042              5.78%
Jerry D. Campbell                                                   198,994              4.05
William A. Lawson                                                   145,659              2.95
Richard A. Smith                                                     74,497              1.52
Keith F. Hale                                                        53,332              1.08
James D. Cirar                                                        3,827              <F3>
Jack R. Lousma                                                       18,269              <F3>
W. John Weinhardt                                                    17,989              <F3>
James J. Connor                                                       5,212              <F3>
Thomas D. Parker                                                     13,894              <F3>
Robert E. Dallaire                                                   12,331              <F3>
Shaun W. Hill                                                         6,921              <F3>
All directors and executive officers as a group (12 persons)        834,967             16.79%

--------------------

<F1> Except as otherwise indicated, each individual has sole voting and investment power over the shares listed beside his or her name.
<F2> The shares reported in the table above include shares that may be acquired under stock options currently or within 60 days, as follows: Jack Lousma, 2,587; Richard Smith, 2,587; Shirley Gofrank, 2,587; Keith Hale, 12,500; John Weinhardt, 250; Jerry Campbell, 2,587; William Lawson, 20,955; Thomas Parker, 10,324; Robert Dallaire, 3,000; Shaun Hill, 3,537; and all directors and current executive officers as a group, 60,914. For purposes of calculating the group percentage, all optioned shares are treated as outstanding. For purposes of calculating individual percentages, only the shares optioned to the named individual are treated as outstanding. The shares reported also include shares held in accounts under the Newcor Savings Plan (a 401(k) plan), as follows: Keith Hale, 2,932; John Weinhardt, 7,389; James Connor, 412; Thomas Parker, 1,680; and Shaun Hill, 1,284. These individuals have sole dispositive power but no voting power over those shares. In addition, the shares reported for Shirley Gofrank also include the 235,046 shares held as co-trustee of the trust discussed in note 3 of the preceding table. The reported shares do not include shares held by a person's spouse over which the person has no voting or dispositive power, as follows:
     Richard Smith, 395 shares; and Shirley Gofrank, 381 shares.
<F3> Shares beneficially owned do not exceed one percent of the outstanding shares of Newcor common stock.

          SELECTED HISTORICAL FINANCIAL INFORMATION OF EXX

     The following table presents selected historical financial information for EXX for each of the five years in the period ended December 31, 1999. This information is derived from historical financial statements, including the respective notes to those financial statements, previously filed by EXX with the Securities and Exchange Commission. The historical financial statements for EXX are included in this prospectus.

Sales and Income                               1999              1998              1997              1996              1995
----------------                               ----              ----              ----              ----              ----

   Net sales                               $21,158,000       $20,935,000       $22,324,000       $19,746,000       $30,522,000
   Net income (loss)                         2,445,000           761,000         (223,000)       (1,624,000)         2,330,000

Per Share Data<F*>
------------------

   Net income (loss)-basic                 $       .19       $       .06       $      (.02)       $     (.12)      $       .17
   Net income (loss)-diluted                       .18               .06              (.02)             (.12)              .17
   Book value                                      .90               .72               .66               .68               .80

Financial Position
------------------

   Current assets                          $14,075,000       $13,776,000       $13,291,000       $12,066,000       $13,591,000
   Total assets                             18,395,000        16,440,000        16,181,000        13,419,000        15,418,000

   Current liabilities                       4,047,000         4,667,000         5,152,000         4,018,000         4,372,000

   Current ratio                              3.5 to 1          3.0 to 1          2.6 to 1          3.0 to 1          3.1 to 1

   Working capital                         $10,028,000       $ 9,109,000       $ 8,139,000       $ 8,048,000       $ 9,219,000
   Property and
     equipment, net                          2,325,000         2,386,000         2,586,000           830,000           998,000
   Long-term debt                            1,747,000         1,794,000         1,886,000                --                --
   Stockholders' equity                     11,438,000         9,281,000         8,918,000         9,141,000        10,793,000

--------------------

<F*> As adjusted for a 400% stock dividend effective March 8, 2000,
Class A and Class B shares retroactively shown.


         SELECTED HISTORICAL FINANCIAL INFORMATION OF NEWCOR

     Selected historical financial information for Newcor for each of the five years in the period ended December 31, 1999 is contained under the heading "Five Year Financial Summary" in Note 17 of the Notes to Condensed Financial Statements of Newcor beginning on page F-36 of this prospectus.

     SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                             INFORMATION

     We have included this selected unaudited pro forma condensed consolidated financial information only for the purposes of illustration. It does not necessarily indicate what the operating results or financial position of the combined entity would have been if the transaction had been completed at the dates indicated. Moreover, this information does not necessarily indicate what the future operating results or financial position of the combined company will be. You should read this selected unaudited pro forma condensed consolidated financial information in conjunction with the Unaudited Pro Forma Condensed Consolidated Financial Statements and the notes thereto included in this prospectus. The unaudited pro forma condensed consolidated summary balance sheet data gives effect to the transaction as if it had occurred on December 31, 1999. The unaudited pro forma condensed consolidated summary results of operations data gives effect to the transaction as if it occurred on January 1, 1999. See Note A of the Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements for a discussion of the accounting method used for the acquisition.

                                               FOR THE YEAR ENDED
                                                DECEMBER 31, 1999
                                               ------------------

BALANCE SHEET:
   Working capital                                 $ 25,931,000
   Total assets                                     226,298,000
   Total liabilities                                198,243,000
   Total stockholders' equity                        28,055,000

                                                DECEMBER 31, 1999
                                                -----------------
RESULTS OF OPERATIONS:
   Net sales                                       $279,641,000
   Cost of sales                                    231,412,000
   Gross profit                                      48,229,000
   Operating expenses                                35,009,000
   Operating income                                  13,220,000
   Loss before income taxes                          (1,069,000)
   Net loss                                            (864,000)
   Net loss per share, basic and diluted                  (0.04)

                 SUPPLEMENTARY FINANCIAL INFORMATION

     Supplementary financial information for Newcor for each full quarter within the two most recent fiscal years is contained in Note 17 of the Notes to Condensed Financial Statements of Newcor beginning on page F-36 of this prospectus.

      COMPARATIVE AND PRO FORMA PER SHARE FINANCIAL INFORMATION

     The table below presents historical per share financial information for EXX and Newcor. This information should be read in conjunction with the financial information and historical financial statements and the notes thereto of EXX and Newcor included in this prospectus. In addition, it is important that you read the Unaudited Pro Forma Condensed Consolidated Financial Statements and the notes thereto included in this prospectus. However, pro forma information is not necessarily indicative of what the actual financial results would have been had the transaction taken place December 31, 1999 or on January 1, 1999, nor do they purport to indicate results of future operations. No cash dividends were paid by EXX or Newcor during the period presented. We derived the pro forma Newcor equivalent data based on an assumed exchange ratio of 2.667 shares of EXX common stock for each share of Newcor common stock.

                                              Year Ended
                                          December 31, 1999
                                          -----------------

NET INCOME (LOSS) PER DILUTED SHARE
Historical:
   EXX                                         $  .18
   Newcor                                       (2.36)<F1>
Pro Forma Combined                              (0.04)<F2>
Pro Forma Newcor Equivalent                     (0.89)

BOOK VALUE PER SHARE
Historical:
   EXX                                         $  .90
   Newcor                                        2.66
Pro Forma Combined                               1.17
Pro Forma Newcor Equivalent                      1.00



[FN]
----------------------------

<F1> Includes a non-recurring impairment charge for goodwill of
     $8,521,000.
<F2> Excludes non-recurring impairment charge for goodwill of
     $8,521,000.

                    MARKET PRICE AND DIVIDEND MATTERS

MARKET PRICE AND DIVIDEND HISTORY

     EXX Class A common stock is listed and traded on the American
Stock Exchange and is quoted under the symbol "EXX/A." Newcor common stock, including the associated preferred stock purchase rights, is listed and traded on the American Stock Exchange and is quoted under the symbol "NER." Prior to being admitted to the American Stock Exchange on May 7, 1999, Newcor common stock was traded on the Nasdaq National Market. The following table sets forth, for the periods indicated, the high and low sale prices of EXX Class A common stock as reported on the American Stock Exchange, and the high and low sale prices of Newcor common stock, as reported on the American Stock Exchange and the Nasdaq National Market, along with the quarterly cash dividends per share.


                                                         EXX Common                                Newcor Common
                                                       Sales Price<F1>                              Sales Price
                                                       ---------------                             -------------

                                           High           Low         Dividends         High           Low          Dividends
                                           ----           ---         ---------         ----           ---          ---------

1998
First Quarter                            $0.8250        $0.5375         $   --        $9.8750        $8.0000          $0.05
Second Quarter                            0.7625         0.4500             --         9.7500         8.7500             --
Third Quarter                             0.5500         0.2875             --         9.3750         3.8750             --
Fourth Quarter                            0.9000         0.3000             --         6.1250         2.6250             --

1999
First Quarter                            $0.5750        $0.3250         $   --        $5.7500        $3.5000          $  --
Second Quarter                            0.7250         0.3875             --         5.3750         3.0000             --
Third Quarter                             1.2250         0.5250             --         4.8750         1.5625             --
Fourth Quarter                            1.2800         0.5900             --         3.3750         1.3125             --

2000
First Quarter                            $2.2500        $0.9500         $   --        $3.1250        $2.0000          $  --
Second Quarter
 (through April 25, 2000)                $1.1900        $0.6250         $   --        $2.5000        $1.6875          $  --

--------------------

<F1> All sale prices for EXX Class A common stock have been adjusted to reflect the 400% stock dividend paid by EXX on March 8, 2000.

     The information set forth in the table below presents the closing sale prices of EXX Class A common stock and Newcor common stock as reported on the American Stock Exchange, along with the pro forma Newcor
equivalent, on                , 2000, the last full trading day prior to
               ---------------
the date of this prospectus.

                              EXX            Newcor        Pro Forma Newcor Equivalent
                              ---            ------        ---------------------------
          , 2000           $                 $                  $
----------


     On March 17, 2000, there were approximately 1200 holders of record of EXX Class A common stock. On February 17, 2000, there were approximately 550 holders of record of Newcor common stock.

     On the date you receive a stock certificate of EXX in exchange for your Newcor certificate(s), the price of a share of EXX Class A common stock may differ from those set forth above. Newcor stockholders should obtain current price quotations. In addition, past dividends paid on EXX Class A common stock and Newcor common stock are not necessarily indicative of future dividends which may be paid. No assurance can be given concerning dividends to be declared and paid on EXX Class A common stock and Newcor common stock. The timing and amount of future dividends declared on EXX Class A common stock will be set at the discretion of EXX's board of directors and will depend on various factors, including, without limitation, the earnings and financial condition of EXX and its subsidiaries.

DIVIDEND LIMITATIONS

     There is no present restriction on EXX's ability to pay cash dividends. However, EXX deems the use of corporate funds for day-to-day needs to be in the best interest of EXX. There is no present intention to make any cash dividend payments.

     Newcor's ability to pay cash dividends has been suspended pursuant to the terms of the $125 million 9.875% Senior Subordinated Notes due 2008.

                           LEGAL MATTERS

     The legality of the EXX Class A common stock offered by this prospectus will be passed upon for EXX by Gordon & Silver Ltd.

                              EXPERTS

     The consolidated financial statements of EXX and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 included in this prospectus have been included herein and in the registration statement in reliance upon the report of Rothstein, Kass & Company, P.C., independent certified public accountants, included herein, and upon the authority of Rothstein, Kass & Company, P.C. as experts in accounting and auditing.

     Pursuant to Rule 439 under the Securities Act, we are requesting that the independent accountants of Newcor provide us with the consents required for us to include in this prospectus the audit report included in Newcor's Annual Report on Form 10-K for the year ended December 31, 1999.

      CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     We make forward-looking statements in this prospectus, and in the public documents to which we refer, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations and the performance of Newcor after we acquire a controlling interest in Newcor. Also, when we use any of the words "believes," "expects," "anticipates," "estimates" or similar expressions we are making forward-looking statements.

     These forward-looking statements are intended to qualify for the safe harbor provided by the Private Securities Litigation Reform Act of 1995. While we believe that our forward-looking statements are reasonable, you should not place undue reliance on any forward-looking statements, which speak only as of the date made. You should understand that the factors discussed under "Risk Factors," in addition to those discussed elsewhere in this prospectus and in the public documents to which we refer, could affect the future results and performance of EXX and the performance of Newcor after we acquire a controlling interest in Newcor. This could cause those results to differ materially from those expressed in our forward-looking statements.

                  WHERE YOU CAN FIND MORE INFORMATION

     We filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the EXX Class A common stock to be issued pursuant to our offer. This prospectus is a part of that registration statement. As allowed by Securities and Exchange Commission rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. In addition, on the day that we commence the offer we will file with the Securities and Exchange Commission a statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act to furnish certain information about our offer. You may obtain copies of the Form S-4 or, once filed, the Schedule TO (and any amendments to those documents) in the manner described below.

     EXX and Newcor file reports, proxy statements and other information with the Securities and Exchange Commission under the Exchange Act. You may read and copy this information at the following locations of the Securities and Exchange Commission:

      Public Reference Room         New York Regional Office         Chicago Regional Office
      450 Fifth Street, N.W.        7 World Trade Center             Citicorp Center
      Room 1024                     Suite 1300                       500 West Madison Street
      Washington, D.C. 20549        New York, New York 10048         Suite 1400
                                                                     Chicago, Illinois 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

     The Securities and Exchange Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information filed electronically by EXX and Newcor with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

     You can also inspect reports, proxy statements and other information about EXX and Newcor at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1872.

The Securities and Exchange Commission allows EXX to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document.

     The following documents filed with the Securities and Exchange Commission by EXX are incorporated herein by reference:

     * EXX's Annual Report on Form 10-K for the year ended December 31, 1999, as amended by Form 10-K/A filed April 28, 2000.

     You may read and copy any materials we file with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C.
20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission's website is http://www.sec.gov. You can obtain additional copies of the documents incorporated by reference in this prospectus by requesting them in writing or by telephone from the following address:

                  D.F. KING & CO., INC.
                  77 Water Street, 20th Floor
                  New York, New York  10005-4495
                  Telephone:  (212) 269-5550

     If you would like to request additional copies of the documents,
please do so by           , 2000  to receive them before the expiration
                ----------
of the offer. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

     We have not authorized anyone to give any information or make any representation about the offer or our companies that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

    UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The following Unaudited Pro Forma Condensed Consolidated Financial Statements are based on the historical financial statements of EXX and Newcor included elsewhere in this prospectus. The Unaudited Pro Forma Condensed Consolidated Financial Statements give effect to the following:

     * the acquisition of all of the remaining outstanding common stock of Newcor not currently owned by EXX; and

     * the purchase accounting adjustments relating to the acquisition of 100% of the outstanding stock of Newcor by EXX.

     The transaction will be accounted for under the purchase method of accounting. The allocation of the purchase accounting adjustments are preliminary and based on limited information currently available to the management of EXX. Due to the lack of information available with respect to Newcor's assets and liabilities, it is possible that there could be material changes to the Unaudited Pro Forma Condensed Consolidated Financial Statements. The unaudited pro forma condensed consolidated statement of operations gives effect to the events described above as if they occurred as of January 1, 1999 and the unaudited consolidated balance sheet gives effect to the events described above as if they occurred as of December 31, 1999.

     The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The pro forma financial statements do not purport to represent what EXX's results of operations or financial condition would actually have been had the events described above in fact occurred on such dates or project EXX's results of operations or financial condition for any future period or date. The pro forma financial statements should be read in conjunction with the historical financial statements of EXX and Newcor included elsewhere in this prospectus.

EXX INC AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
DECEMBER 31, 1999

                                                   EXX INC         NEWCOR, INC.
                                                  HISTORICAL        HISTORICAL             ADJUSTMENTS        PRO FORMA
                                                  ----------        ----------             -----------        ---------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                     $ 2,315,000      $  1,731,000             $                $  4,046,000
   Short-term investments                          3,999,000                --                                 3,999,000
   Accounts receivable, net                        3,357,000        37,171,000                                40,528,000
   Inventories                                     2,991,000        19,714,000                                22,705,000
   Other current assets                              460,000         3,583,000                                 4,043,000
   Deferred tax asset                                953,000         1,825,000                                 2,778,000
                                                 -----------      ------------             -----------      ------------

     Total current assets                         14,075,000        64,024,000                      --        78,099,000

PROPERTY AND EQUIPMENT, NET                        2,325,000        58,777,000                                61,102,000

LONG-TERM INVESTMENTS                              1,620,000                     <FC>       (1,620,000)               --

OTHER ASSETS                                         375,000        81,730,000   <FC>        4,992,000        87,097,000
                                                 -----------      ------------             -----------      ------------

                                                 $18,395,000      $204,531,000             $ 3,372,000      $226,298,000
                                                 ===========      ============             ===========      ============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes payable current portion                 $    59,000      $  2,000,000             $                $  2,059,000
   Accounts payable and other current
     liabilities                                   3,988,000        46,121,000                                50,109,000
                                                 -----------      ------------             -----------      ------------

     Total current liabilities                     4,047,000        48,121,000                      --        52,168,000

LONG-TERM LIABILITIES
   Notes payable, less current portion             1,688,000       133,933,000                               135,621,000
   Pension liability and other postretirement
     benefits                                        576,000         9,421,000                                 9,997,000
   Deferred tax liability                            646,000                     <FC>         (189,000)          457,000
                                                 -----------      ------------             -----------      ------------

     Total liabilities                             6,957,000       191,475,000                (189,000)      198,243,000

STOCKHOLDERS' EQUITY
   Preferred stock                                        --
   Common stock                                      186,000         4,980,000   <FB>          113,000           299,000
                                                                                 <FC>       (4,980,000)
   Capital in excess of par value                  3,844,000         2,340,000   <FB>       16,872,000        20,716,000
                                                                                 <FC>       (2,340,000)
   Accumulated comprehensive income                 (378,000)         (443,000)  <FC>         (368,000)         (746,000)
                                                                                 <FC>          443,000
   Retained earnings                               9,019,000         6,668,000   <FC>       (6,668,000)        9,019,000
   Treasury stock                                 (1,233,000)         (489,000)  <FC>          489,000        (1,233,000)
                                                 -----------      ------------             -----------      ------------


     Total stockholders' equity                   11,438,000        13,056,000               3,561,000        28,055,000
                                                 -----------      ------------             -----------      ------------

                                                 $18,395,000      $204,531,000             $ 3,372,000      $226,298,000
                                                 ===========      ============             ===========      ============

EXX INC AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS YEAR ENDED DECEMBER 31, 1999


                                                       EXX INC       NEWCOR, INC.
                                                     HISTORICAL       HISTORICAL              ADJUSTMENTS        PRO FORMA
                                                     ----------       ----------              -----------        ---------

NET SALES                                           $21,158,000      $258,483,000             $        --      $279,641,000

COST OF SALES                                        12,703,000       218,709,000                               231,412,000
                                                    -----------      ------------             -----------      ------------

GROSS PROFIT                                          8,455,000        39,774,000                      --        48,229,000
                                                    -----------      ------------             -----------      ------------

SELLING, GENERAL AND
   ADMINISTRATIVE EXPENSES                            5,047,000         24,736,00                                29,783,000

AMORTIZATION OF GOODWILL                                                4,626,000   <FD>          250,000         4,876,000

IMPAIRMENT CHARGE                                                       8,521,000   <FD>       (8,521,000)               --

PLANT CONSOLIDATION COSTS AND OTHER                                       350,000                                   350,000
                                                    -----------      ------------             -----------      ------------

                                                      5,047,000        38,233,000              (8,271,000)       35,009,000
                                                    -----------      ------------             -----------      ------------

OPERATING INCOME (LOSS)                               3,408,000         1,541,000               8,271,000        13,220,000

OTHER INCOME (EXPENSE)                                  265,000       (14,554,000)                              (14,289,000)
                                                    -----------      ------------             -----------      ------------

INCOME (LOSS) BEFORE INCOME TAXES                     3,673,000       (13,013,000)              8,271,000        (1,069,000)

INCOME TAXES (BENEFIT)                                1,228,000        (1,433,000)                                 (205,000)
                                                    -----------      ------------             -----------      ------------

NET INCOME (LOSS)                                   $ 2,445,000      $(11,580,000)            $ 8,271,000      $   (864,000)
                                                    ===========      ============             ===========      ============

NET INCOME (LOSS) PER COMMON SHARE
   Basic                                            $      0.19      $      (2.36)                             $      (0.04)
                                                    ===========      ============                              ============
   Diluted                                          $      0.18      $      (2.36)                             $      (0.04)
                                                    ===========      ============                              ============

WEIGHTED AVERAGE SHARES OUTSTANDING
   Basic                                             12,749,000         4,897,000                                24,072,000
                                                    ===========      ============                              ============
   Diluted                                           13,221,000         4,897,000                                24,072,000
                                                    ===========      ============                              ============

EXX INC AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


     (A) The Unaudited Pro Forma Condensed Consolidated Financial Statements give effect to the acquisition of the remaining 4,246,000 shares of Newcor not presently owned by EXX through the exchange offer contemplated in this prospectus. The unaudited pro forma condensed consolidated balance sheet gives effect to the proposed acquisition by EXX using the purchase method of accounting by combining the historical balance sheet of EXX and the historical balance sheet of Newcor and the purchase adjustments below to reflect the fair market value of the net assets acquired at December 31, 1999. The purchase price for Newcor paid by EXX, including the 664,700 shares already owned by EXX, is as follows:

       EXX Class A common stock                  $ 18,048,000
       Liabilities of Newcor                      191,475,000
                                                 ------------
                                                 $209,523,000
                                                 ============

       Allocated to assets as follows:

         Current assets                          $ 64,024,000
         Property and equipment                    58,777,000
         Other assets                               9,783,000
         Cost in excess of assets acquired         76,939,000
                                                 ------------
                                                 $209,523,000
                                                 ============

     The above allocation resulted in the reversal of $71,947,000 of cost in excess of assets acquired previously recorded and the recording of the $76,939,000 cost in excess above, a net increase of $4,992,000 which is reflected in the pro forma condensed consolidated balance sheet in the adjustment column.

     (B) The unaudited pro forma condensed consolidated balance sheet was adjusted to reflect the issuance of 11,323,000 shares of Class A common stock of EXX at an assumed market value of $1.50 per share to complete the exchange offer contemplated in this prospectus for the remaining 4,246,000 shares of Newcor common stock outstanding but not presently owned by EXX at an assumed offer price of $4.00 per share. The pro forma financial statements assume that EXX will acquire 100% of the outstanding shares of Newcor, although the exchange offer provides for the acquisition of less than 100%. If EXX does not acquire more than 50% of the outstanding shares of Newcor, but EXX's ownership percentage increases to 20%, EXX would be required under generally accepted accounting principles to record the acquisition using the equity method of accounting. The use of the equity method would result in financial reporting substantially different from that presented in the unaudited pro forma condensed consolidated financial statements included in the prospectus.

     (C) The unaudited pro forma condensed consolidated balance sheet was adjusted to eliminate EXX's investment in Newcor and record the excess cost over the fair market value of the assets acquired described in Note A above.

     (D) The unaudited pro forma condensed consolidated statement of operations assumes that the acquisition occurred as of January 1, 1999. The purchase accounting for the acquisition of Newcor resulted in the recording of $76,939,000 of cost in excess of the fair market value of assets acquired (goodwill) as described in Note A above. The goodwill is being amortized over a twenty-year period which resulted in additional amortization of $250,000 for the year ended December 31, 1999 and is reflected in the adjustments column of the unaudited pro forma condensed consolidated statement of operations. Additionally, since the excess of the purchase price over the fair value of the net assets acquired of $76,939,000 has been allocated to different operations of Newcor than the goodwill previously recorded, the impairment charge recorded by Newcor in 1999 has been eliminated from the condensed consolidated statement of operations for the year ended December 31, 1999.

              INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EXX INC.                                                       PAGE
--------                                                       ----

Independent Auditors' Report                                        F-1

Consolidated Balance Sheets                                         F-2

Consolidated Statements of Cash Flows                               F-3

Consolidated Statements of Operations                               F-4

Consolidated Statements of Stockholders' Equity                     F-5

Notes to Consolidated Financial Statements                   F-6 - F-16


NEWCOR, INC.                                                    PAGE
------------                                                    ----

Consolidated Balance Sheets                                        F-17

Consolidated Statements of Cash Flows                              F-18

Consolidated Statements of Operations                              F-19

Consolidated Statements of Shareholders' Equity                    F-20

Notes to Consolidated Financial Statements                  F-21 - F-38

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of EXX INC

We have audited the accompanying consolidated balance sheets of EXX INC and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity, cash flows and financial statement schedule for each of the three years in the period ended December 31, 1999. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EXX INC and Subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles. Also in our opinion, the consolidated financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                              /s/ ROTHSTEIN, KASS & COMPANY, P.C.

Roseland, New Jersey
February 16, 2000, except for
Note 13, which is as of
March 2, 2000

EXX INC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                          1999         1998
                                                                      -----------  -----------
ASSETS
Current Assets:
   Cash and cash equivalents                                          $ 2,315,000  $ 3,383,000
   Short-term investments                                               3,999,000    3,510,000
   Accounts receivable, less allowances of $84,000 and $208,000
      in 1999 and 1998                                                  3,357,000    2,315,000
   Inventories                                                          2,991,000    3,552,000
   Other current assets                                                   349,000      276,000
   Refundable income taxes                                                111,000
   Deferred tax assets                                                    953,000      854,000
                                                                      -----------  -----------
      Total current assets                                             14,075,000   13,890,000

Property and equipment, net                                             2,325,000    2,386,000

Long-term investments                                                   1,620,000

Other assets                                                              375,000      278,000
                                                                      -----------  -----------
                                                                      $18,395,000  $16,554,000
                                                                      =========== ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Notes payable, current portion                                     $    59,000  $    49,000
   Accounts payable and other current liabilities                       3,988,000    4,333,000
   Income taxes payable                                                                285,000
                                                                      -----------  -----------

      Total current liabilities                                         4,047,000    4,667,000
                                                                      -----------  -----------

Long-term liabilities
   Notes payable, less current portion                                  1,688,000    1,745,000
   Pension liability                                                      576,000      424,000
   Deferred tax liability                                                 646,000      437,000
                                                                      -----------  -----------

                                                                        2,910,000    2,606,000
                                                                      -----------  -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
   Preferred stock, $.01 par value, authorized 5,000,000 shares, none issued
   Common stock, Class A, $.01 par value
      authorized 25,000,000 shares, issued 17,653,014 shares              177,000      177,000
   Common stock, Class B, $.01 par value authorized 1,000,000
      shares, issued 929,106 shares                                         9,000        9,000
   Capital in excess of par value                                       3,844,000    3,844,000
   Accumulated other comprehensive loss                                  (378,000)    (206,000)
   Retained earnings                                                    9,019,000    6,574,000
   Less treasury stock, 5,591,407 and 5,326,507 shares of Class A common stock and 304,153 and 285,553 shares of Class B
      common stock, at cost, in 1999 and 1998, respectively            (1,233,000)  (1,117,000)
                                                                      -----------  -----------

         Total stockholders' equity                                    11,438,000    9,281,000
                                                                      -----------  -----------

                                                                      $18,395,000  $16,554,000
                                                                      ===========  ===========

See accompanying notes to consolidated financial statements

                                 F-2

EXX INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               YEARS ENDED DECEMBER 31,
                                                                                      1999              1998              1997
                                                                                  -----------       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                              $ 2,445,000       $   761,000       $  (223,000)
   Adjustments to reconcile net income (loss) to net
      Cash provided by operating activities:
         Depreciation and amortization                                                288,000           338,000           956,000
         Deferred income taxes (benefit)                                              199,000           (84,000)          200,000
         Write down of notes receivable                                                                 110,000
         Accrued interest income                                                      (30,000)         (128,000)
         Loss on sale of property and equipment                                                           3,000
         Increase (decrease) in cash attributable to
            changes in assets and liabilities:
               Accounts receivable                                                 (1,042,000)          635,000            43,000
               Inventories                                                            561,000          (280,000)        1,121,000
               Other current assets                                                   (73,000)          355,000            54,000
               Refundable income taxes                                               (111,000)          330,000           269,000
               Other assets                                                          (97,000)            26,000           270,000
               Accounts payable and other current liabilities                        (345,000)         (726,000)       (1,002,000)
               Income taxes payable                                                  (285,000)          285,000
                                                                                  -----------       -----------       -----------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                           1,510,000         1,625,000         1,688,000
                                                                                  -----------       -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of business net of cash acquired                                            --                --          (324,000)
   Purchases of property and equipment                                               (227,000)         (144,000)         (132,000)
   Proceeds from sale of property and equipment                                                           3,000
   Proceeds from maturities of short-term investments                                                 1,800,000
   Purchase of short-term investments                                              (1,125,000)       (3,271,000)
   Purchase of long-term investment                                                (1,063,000)
                                                                                  -----------       -----------       -----------

NET CASH USED IN INVESTING ACTIVITIES                                              (2,415,000)       (1,612,000)         (456,000)
                                                                                  -----------       -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Payments on notes payable                                                          (47,000)          (92,000)         (670,000)
   Purchase of treasury stock                                                        (116,000)         (192,000)
                                                                                  -----------       -----------       -----------

NET CASH USED IN FINANCING ACTIVITIES                                                (163,000)         (284,000)         (670,000)
                                                                                  -----------       -----------       -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               (1,068,000)         (271,000)          562,000

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                        3,383,000         3,654,000         3,092,000
                                                                                  -----------       -----------       -----------

CASH AND CASH EQUIVALENTS, END OF YEAR                                            $ 2,315,000       $ 3,383,000       $ 3,654,000
                                                                                  ===========       ===========       ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   information, cash paid during the years for:
      Interest                                                                    $    97,000       $   126,000       $   148,000
                                                                                  ===========       ===========       ===========

      Income taxes                                                                $ 1,425,000       $   343,000       $        --
                                                                                  ===========       ===========       ===========

See accompanying notes to consolidated financial statements

                                 F-3

EXX INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                               YEARS ENDED DECEMBER 31,
                                                                                      1999              1998              1997
                                                                                  -----------       -----------       -----------

NET SALES                                                                         $21,158,000       $20,935,000       $22,324,000

COST OF SALES                                                                      12,703,000        14,084,000        16,557,000
                                                                                  -----------       -----------       -----------

GROSS PROFIT                                                                        8,455,000         6,851,000         5,767,000

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                        5,047,000         6,076,000         6,531,000
                                                                                  -----------       -----------       -----------

OPERATING INCOME (LOSS)                                                             3,408,000           775,000          (764,000)

INTEREST EXPENSE                                                                     (112,000)         (127,000)         (145,000)

INTEREST INCOME                                                                       283,000           353,000           347,000

OTHER INCOME                                                                           94,000           166,000           209,000
                                                                                  -----------       -----------       -----------

INCOME (LOSS) BEFORE INCOME TAXES (BENEFIT)                                         3,673,000         1,167,000          (353,000)

INCOME TAXES (BENEFIT)                                                              1,228,000           406,000          (130,000)
                                                                                  -----------       -----------       -----------

NET INCOME (LOSS)                                                                 $ 2,445,000       $   761,000       $  (223,000)
                                                                                  ===========       ===========       ===========

NET INCOME (LOSS) PER COMMON SHARE
   Basic                                                                          $      0.19       $      0.06       $     (0.02)
                                                                                  ===========       ===========       ===========

   Diluted                                                                        $      0.18       $      0.06       $     (0.02)
                                                                                  ===========       ===========       ===========

WEIGHTED AVERAGE SHARES OUTSTANDING
   Basic                                                                           12,749,000        13,340,000        13,475,000
                                                                                  ===========       ===========       ===========

   Diluted                                                                         13,221,000        13,340,000        13,475,000
                                                                                  ===========       ===========       ===========

See accompanying notes to consolidated financial statements

                                 F-4

EXX INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                                                 ACCUMULATED
                                                                                    OTHER
                                                                        COMPRE-     COMPRE-
                                       COMMON STOCK      CAPITAL IN     HENSIVE     HENSIVE
                                     CLASS      CLASS    EXCESS OF      INCOME      INCOME    RETAINED      TREASURY
                                       A          B      PAR VALUE      (LOSS)      (LOSS)    EARNINGS        STOCK       TOTAL
                                   --------    ------    ----------   ---------  ----------- ----------   -----------  -----------
BALANCES,
   January 1, 1997                 $177,000    $9,000    $3,844,000               $          $6,036,000   $  (925,000) $ 9,141,000

NET LOSS                                                             $ (223,000)               (223,000)                  (223,000)
                                   --------    ------    ----------  ==========   ---------  ----------   -----------  -----------

BALANCES,
   December 31, 1997                177,000     9,000     3,844,000                           5,813,000      (925,000)   8,918,000

PURCHASE OF TREASURY STOCK                                                                                   (192,000)    (192,000)

NET INCOME                                                              761,000                 761,000                    761,000

OTHER COMPREHENSIVE INCOME,
  NET OF TAX EFFECT
   Minimum pension
      liability adjustment                                             (280,000)   (280,000)                              (280,000)
   Net unrealized gains on
      marketable securities                                              74,000      74,000                                 74,000
                                                                     ----------

Total comprehensive income                                              555,000
                                   --------    ------    ----------  ==========   ---------  ----------   -----------  -----------

BALANCES,
   December 31, 1998                177,000     9,000     3,844,000                (206,000)  6,574,000    (1,117,000)   9,281,000

PURCHASE OF TREASURY STOCK                                                                                   (116,000)    (116,000)

NET INCOME                                                            2,445,000               2,445,000                  2,445,000

   Minimum pension
      liability adjustment                                             (100,000)   (100,000)                              (100,000)
   Net unrealized loss
      on marketable securities                                          (72,000)    (72,000)                               (72,000)
                                                                     ----------

                                                                     $2,273,000
                                   --------    ------    ----------  ==========   ---------  ----------   -----------  -----------

BALANCES,
   December 31, 1999               $177,000    $9,000    $3,844,000               $(378,000) $9,019,000   $(1,233,000) $11,438,000
                                   ========    ======    ==========               =========  ==========   ===========  ===========

   Minimum pension liability adjustment and unrealized gains on debt securities have been recorded net of tax effects of $144,000 and $37,000, respectively, in 1998

   Minimum pension liability adjustment and net unrealized loss on marketable securities have been recorded net of tax effects of $52,000 and $38,000, respectively, in 1999

See accompanying notes to consolidated financial statements

EXX INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS

     EXX INC and its subsidiaries (collectively "EXX") operate primarily in the toy and mechanical equipment industries. Operations in the toy industry involve the design, assembly and distribution of consumer goods in the form of toys, watches and kites, which are primarily imported from the Far East. Operations in the mechanical equipment industry primarily involve the design, assembly and sale of capital goods, such as electric motors and cable pressurization equipment, for the telecommunications industry. EXX's mechanical equipment products are incorporated into customers' products or are used to maintain customers' equipment.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation - The consolidated financial statements include the accounts of EXX INC and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

     Revenue Recognition - EXX recognizes revenues when goods are shipped and title passes to customers. Provisions are established, as appropriate, for uncollectible accounts, returns and allowances and warranties in connection with sales.

     Cash, Cash Equivalents and Short-Term Investments - EXX considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. As of December 31, 1999, and at various times during the year, balances of cash at financial institutions exceeded the federally insured limit. EXX has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash and cash equivalents.

     EXX's short-term investments are comprised principally of readily marketable government debt securities with remaining maturities of more than 90 days at the time of purchase. These investments are classified as available for sale and are reported at their fair market value as provided for under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). At December 31, 1999, a gross unrealized loss of $549,000 has been recorded on the short-term investments.

     Fair Value of Financial Instruments - The fair value of EXX's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," approximate the carrying amounts presented in the accompanying consolidated balance sheets.

     Inventories - Certain inventories are valued at the lower of cost, on the last-in, first-out ("LIFO") method, or market. The remainder of the inventories are valued at the lower of cost, on the first-in, first out ("FIFO") method, or market.

     Impairment of Long-Lived Assets - EXX periodically assesses the recoverability of the carrying amounts of long-lived assets, including intangible assets. A loss is recognized when expected undiscounted future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value.

     Property and Equipment - Property and equipment are stated at cost and are depreciated or amortized on the straight-line method over the estimated useful lives of the assets as follows:

            Buildings and improvements             10 - 25 years
            Machinery and equipment                 3 - 20 years

     Maintenance and repairs are charged to operations, while betterments and improvements are capitalized.

     Long-Term Investment - EXX's long-term investment is comprised of 665,000 shares, approximately 13.5% of the outstanding common stock of a publicly traded company. This investment is classified as available for sale and is reported at the fair market value as provided for under SFAS No. 115. At December 31, 1999, a gross unrealized gain of $557,000 has been recorded on this investment.

     Advertising - Advertising costs are charged to operations as incurred and were $86,000, $181,000, and $245,000 for 1999, 1998 and
1997, respectively.

     Research and Development Costs - Expenditures for research and development are charged to operations as incurred and were $251,000, $147,000 and $244,000 for 1999, 1998 and 1997, respectively.

     Income Taxes - EXX complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

     Income (Loss) Per Common Share - Statement of Financial Accounting Standards No. 128, "Earnings Per Share," requires dual presentation of basic and diluted income per share for all periods presented. Basic income per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the income of EXX.

     In 1999, the outstanding options had a dilutive effect of 472,000 shares. The options had no dilutive effect in 1998 and were antidilutive in 1997.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassification - Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation.

3.  INVENTORIES

     Inventories consist of the following at December 31, 1999 and 1998:

                                             1999          1998
                                             ----          ----

            Raw materials                $  890,000    $1,089,000
            Work-in-progress                180,000       219,000
            Finished goods                1,921,000     2,244,000
                                         ----------    ----------

                                         $2,991,000    $3,552,000
                                         ==========    ==========

     Inventories stated on the LIFO method amounted to $342,000 and $480,000 at December 31, 1999 and 1998, respectively, which amounts are below replacement cost by approximately $381,000 and $341,000, respectively.

     During 1999, 1998, and 1997, net income (loss) was not materially affected as a result of using the LIFO method.

4.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at December 31, 1999 and 1998:

                                                        1999       1998
                                                        ----       ----

            Land                                     $   41,000  $   41,000
            Buildings and improvements,
               including $1,617,000 under
               a capital lease                        2,987,000   2,961,000
            Machinery and equipment                   6,484,000   6,298,000
                                                     ----------  ----------
                                                      9,512,000   9,300,000
            Less accumulated depreciation
               and amortization, including
               $350,000 and $261,000 under a
               capital lease in 1999 and 1998,
               respectively                           7,187,000   6,914,000
                                                     ----------  ----------
                                                     $2,325,000  $2,386,000
                                                     ==========  ==========

5.  OTHER ASSETS

     Other assets consist of the following at December 31, 1999 and 1998:

                                                         1999        1998
                                                         ----        ----

            Notes receivable, less
               current portion                         $ 83,000    $ 82,000
            Prepaid pension                             292,000     196,000
                                                       --------    --------

                                                       $375,000    $278,000
                                                       ========    ========

     During 1998, EXX recorded a $110,000 write-down on the notes receivable to their estimated realizable value.

6.  NOTES PAYABLE

     Notes payable at December 31, 1999 and 1998 are comprised of the following:

                                                         1999        1998
                                                         ----        ----

            Note payable with monthly
               payments of approximately
               $4,000, including interest
               at 4%, through September
               2015, collateralized by
               substantially all of the
               assets of a subsidiary                $  494,000  $  523,000

            Note payable with monthly
               payments of approximately
               $2,000, including interest
               at 4%, through December
               2023, collateralized by
               substantially all of the
               assets of a subsidiary                   403,000     413,000

            Capital lease obligation                    850,000     858,000
                                                     ----------  ----------

                                                      1,747,000   1,794,000

            Less current portion                         59,000      49,000
                                                     ----------  ----------

                                                     $1,688,000  $1,745,000
                                                     ==========  ==========

     Future aggregate required principal payments by year are as follows:

               Year Ending
               December 31,
                  2000                                  $59,000
                  2001                                   63,000
                  2002                                   66,000
                  2003                                   69,000
                  2004                                   76,000

     Aggregate minimum lease payments for the obligation under the capital lease in the years subsequent to December 31, 1999 are as follows:

               Year Ending
               December 31,
                  2000                               $   78,000
                  2001                                   78,000
                  2002                                   78,000
                  2003                                   78,000
                  2004                                   82,000
               Thereafter                             1,023,000
                                                     ----------

            Total minimum lease payments              1,417,000
            Less amount representing interest           567,000
                                                     ----------

            Present value of future minimum
               lease payments                        $  850,000
                                                     ==========

7.  ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

     Accounts payable and other current liabilities consist of the following at December 31, 1999 and 1998:

                                                         1999       1998
                                                         ----       ----

            Trade accounts payable                   $  897,000  $1,000,000
            Warranty                                    587,000     580,000
            Payroll and related costs                   594,000     344,000
            Royalties payable                           366,000     605,000
            Commissions payable                         448,000     436,000
            Product liability claim                     350,000     350,000
            Other                                       746,000   1,018,000
                                                     ----------  ----------

                                                     $3,988,000  $4,333,000
                                                     ========== ===========

8.  INCOME TAXES

     The provision for income taxes (benefit) consists of the following:

                                      1999            1998           1997
                                      ----            ----           ----

            CURRENT
               Federal             $1,029,000       $490,000      $(330,000)

            DEFERRED
               Federal                199,000        (84,000)       200,000
                                   ----------       --------      ---------

                                   $1,228,000       $406,000      $(130,000)
                                   ==========       ========      =========

     Substantially all of EXX's taxable income was generated in states with no state or local income taxes.

     The following reconciles the Federal statutory tax rate to the effective income tax rate:

                                               1999        1998       1997
                                               ----        ----       ----
                                                %           %           %

            Federal statutory rate             34.0        34.0      (34.0)
            Other                              (0.6)        0.8       (2.7)
                                               ----        ----      -----

            Effective income tax rate          33.4        34.8      (36.7)
                                               ====        ====      =====

     The net deferred tax assets and liabilities as of December 31, 1999 and 1998 are as follows:

                                                         1999        1998
                                                         ----        ----
            DEFERRED TAX ASSETS
               Allowances for doubtful
                  accounts, warranty
                  and notes receivable                $ 400,000   $ 510,000
               Asset basis difference,
                  for inventories                       124,000     125,000
               Unrealized loss on marketable
                  debt securities                       189,000
               Pension obligations                       97,000      77,000
               Other                                    143,000     142,000
                                                      ---------   ---------

                                                        953,000     854,000
                                                      ---------   ---------

            DEFERRED TAX LIABILITIES
               Accumulated DISC earnings               (339,000)   (263,000)
               Asset basis difference, for
                  property and equipment                (50,000)    (69,000)
               Unrealized gain on marketable
                  securities                           (189,000)    (37,000)
               Other                                    (68,000)    (68,000)
                                                      ---------   ---------

                                                       (646,000)   (437,000)
                                                      ---------   ---------

            DEFERRED TAX ASSET, net                   $ 307,000   $ 417,000
                                                      =========   =========

9.  PENSION PLANS

     EXX participates in two pension plans. One plan covers hourly employees under union contracts and provides for defined contributions based on annual hours worked. Pension expense for this plan was $52,000 in 1999, $81,000 in 1998 and $58,000 in 1997.

     EXX's company-sponsored plan is a noncontributory defined benefit pension plan. Benefits are based on years of service and the employees' highest five year average earnings. EXX's funding policy is to contribute annually at least the minimum amount required by the Employee Retirement Income Security Act of 1974. Effective January 1, 1988, the plan was curtailed through an amendment to freeze benefits and future participation.

     Net periodic pension cost (benefit) for EXX's company-sponsored plan is as follows:

                                              1999        1998        1997
                                              ----        ----        ----
            Interest cost on projected
               benefit obligation           $ 71,000    $ 70,000    $ 72,000
            Expected return on
               plan assets                   (70,000)    (60,000)    (53,000)
            Amortization of net gain
               (loss) on transition assets    22,000      23,000      (2,000)
                                            --------    --------    --------
            Net periodic pension
               cost                         $ 23,000    $ 33,000    $ 17,000
                                            ========    ========    ========

     The following table presents significant assumptions used:

                                           1999        1998       1997
                                           ----        ----       ----

            Discount rate                   7%          7%          8%
            Expected long-term rate
               of return on plan assets     8%          8%         10%

     No adjustments for a rate of compensation increase have been factored into the plan due to the effective curtailment on benefits and participation.

     The following table sets forth the changes in benefit obligations for the years ended December 31, 1999 and 1998 for EXX's company-sponsored defined benefit pension plan:

                                                        1999        1998
                                                        ----        ----
            Benefit obligation -
               beginning of year                     $1,052,000  $  949,000
            Interest cost                                71,000      70,000
            Actuarial loss                               26,000     112,000
            Total benefits paid                         (81,000)    (79,000)
                                                     ----------  ----------

            Benefit obligation - end of year         $1,068,000  $1,052,000
                                                     ==========  ==========

     The following table sets forth the change in plan assets for the years ended December 31, 1999 and 1998 for EXX's company-sponsored defined benefit pension plan:

                                                         1999        1998
                                                         ----        ----

            Fair value of plan assets -
               beginning of year                      $ 824,000   $ 778,000
            Actual return (loss) on plan
               assets                                   (79,000)     65,000
            Company contributions                       120,000      60,000
            Benefits paid                               (81,000)    (79,000)
                                                      ---------   ---------

            Fair value of plan assets -
               end of year                            $ 784,000   $ 824,000
                                                      =========   =========

                                                         1999        1998
                                                         ----        ----

            Plan assets less projected
               benefit obligation                     $(284,000)  $(228,000)
            Unrecognized actuarial net loss             575,000     424,000
            Adjustment required to recognize
               minimum pension liability               (575,000)   (424,000)
                                                      ---------   ---------

            Net amount recognized                     $(284,000)  $(228,000)
                                                      =========   =========

     Funded Status - Amounts recognized in EXX's balance sheet consist of the following:

                                                         1999        1998
                                                         ----        ----

            Prepaid benefit cost                      $ 292,000   $ 196,000
            Accrued benefit liability                  (576,000)   (424,000)
                                                      ---------   ---------

            Net amount recognized                     $(284,000)  $(228,000)
                                                      =========   =========

10.  STOCK OPTIONS

     During 1994, EXX's Board of Directors adopted, and the stockholders approved, the 1994 stock option plan (the "Plan") pursuant to which 5,000,000 shares of Class A common stock were reserved for issuance upon the exercise of options granted to officers, directors, employees and consultants of EXX. Options under the Plan may be incentive stock options, nonqualified stock options or any combination thereof, and the Board of Directors (the "Committee") may grant options at an exercise price which is not less than the fair market value on the date such options are granted. The Plan further provides that the maximum period in which stock options may be exercised will be determined by the Committee, except that they may not be exercisable after ten years from the date of grant. Unless previously terminated, the Plan shall terminate in October 2004. At December 31, 1999 and 1998, options to purchase 5,000,000 shares of Class A common stock were available for grant under the plan.

     The status of EXX's stock options are summarized below:

                                                                           Per Share      Average
                                             Plan          Other           Exercise      Exercise
                                            Options       Options            Price         Price
                                            -------       -------            -----         -----
            Outstanding at
               January 1, 1998              100,000        250,000       $.80 - $1.00      $.94

            Granted - 1998                               2,000,000<Fa>   $.65 - $ .71      $.71
            Expired - l998                 (100,000)                            $ .80      $.80

            Outstanding at
            December 31, 1998
               and 1999                          --      2,250,000       $.65 - $1.00      $.74

            Exercisable at
            December 31, 1998
               and 1999                          --      2,250,000       $.65 - $1.00      $.74

------------
     <Fa> Includes options to purchase 1,900,000 shares of Class A common stock and 100,000 shares of Class B common stock.

     EXX has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). EXX continues to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its Plan. Had compensation cost for the Plan been determined based on the fair value at the grant dates, consistent with SFAS No. 123, EXX's net income applicable to common shareholders and net income per share applicable to common shareholders would have been adjusted to the pro forma amounts indicated below:

                                                         1998
                                                         ----

            Net income - as reported                   $761,000
            Net income - pro forma                      119,000
            Basic and diluted income
               per share, as reported                      0.06
            Basic and diluted income
               per share, pro forma                        0.01

     EXX did not issue options or have any options vested during 1997 and 1999 and, therefore, no pro forma adjustments were required.

     The fair value of issued stock options is estimated on the date of grant using the Black-Scholes option pricing model including the following assumptions for both classes of stock: expected volatility of 82%, expected 0% dividend yield rate, expected life 5 years and a 5% risk-free interest rate in 1998.

     In connection with the acquisition of a subsidiary in 1997, EXX granted a five-year option for 100,000 shares of Class A common stock exercisable at $1.00 per share.

11.  COMMITMENTS AND CONTINGENCIES

LEASES

     EXX leases showroom and office facilities under noncancellable operating leases running through February 2001. The following are the aggregate future minimum rental payments, as of December 31, 1999, under these noncancellable operating leases:

         YEAR ENDING DECEMBER 31

                 2000                           $77,000
                 2001                            10,000
                                                -------
                                                $87,000
                                                =======

     Rent expense for 1999, 1998 and 1997 amounted to $113,000, $149,000 and $177,000, respectively.

ROYALTY AGREEMENTS

     EXX has licensing agreements relating to the sale of certain products. Under the terms of the agreements, EXX is required to pay royalties of 6% to 12% on the net sales of the related products. In addition, certain agreements require advance payments or payments over the lives of the agreements.

EMPLOYMENT AGREEMENT

     EXX has an employment agreement with an officer, who is a principal stockholder, requiring the payment of a minimum annual salary of approximately $300,000, adjusted annually for increases in the Consumer Price Index, plus a bonus based on EXX's earnings. The agreement expires in 2004 and is renewable for an additional five years unless written notice of non-renewal is given by either party within 90 days prior to its expiration.

LITIGATION

     EXX is a party to various legal matters, the outcome of which, in the opinion of management, will not have a material adverse effect on the financial position, results of operations or cash flows of EXX.

12.  SEGMENT INFORMATION

     EXX adopted Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), effective January 1, 1998. SFAS No. 131 requires disclosures of segment information on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.

     Segment information listed below reflects the two principal business units of EXX (as described in Note 1). Each segment is managed according to the products which are provided to the respective customers and information is reported on the basis of reporting to EXX's Chief Operating Decision Maker.

     Operating segment information for 1999, 1998 and 1997 is summarized as follows:

                                                                 MECHANICAL
                                                     TOY         EQUIPMENT      CORPORATE        CONSOLIDATED
                                                     ---         ---------      ---------        ------------

1999
   Net sales                                     $7,292,000     $13,866,000    $        -        $21,158,000
                                                 ==========     ===========    ==========        ===========
   Operating income (loss)                       $  587,000     $ 3,462,000    $ (641,000)       $ 3,408,000
   Interest expense                                 (96,000)                      (16,000)          (112,000)
   Interest income                                   19,000          49,000       215,000            283,000
   Other income                                      24,000          70,000                           94,000
                                                 ----------     -----------    ----------        -----------
   Income (loss) before
      Income taxes (benefit)                     $  534,000     $ 3,581,000    $ (442,000)       $ 3,673,000
                                                 ==========     ===========    ==========        ===========
   Assets                                        $2,697,000     $ 6,433,000    $9,265,000<Fa>    $18,395,000
                                                 ==========     ===========    ==========        ===========
   Depreciation and
      Amortization                               $  194,000     $    94,000    $        -        $   288,000
                                                 ==========     ===========    ==========        ===========
   Capital expenditures                          $   33,000     $   194,000    $        -        $   227,000
                                                 ==========     ===========    ==========        ===========

                                                                 MECHANICAL
                                                     TOY         EQUIPMENT      CORPORATE        CONSOLIDATED
                                                     ---         ---------      ---------        ------------

1998
   Net sales                                     $9,639,000     $11,296,000    $        -        $20,935,000
                                                 ==========     ===========    ==========        ===========
   Operating income (loss)                       $  221,000     $ 1,324,000    $ (770,000)       $   775,000
   Interest expense                                (101,000)        (11,000)      (15,000)          (127,000)
   Interest income                                   14,000          11,000       328,000            353,000
   Other income                                      45,000          50,000         1,000            166,000
                                                 ----------     -----------    ----------        -----------
   Income (loss) before
      Income taxes (benefit)                     $  179,000     $ 1,374,000    $ (386,000)       $ 1,167,000
                                                 ==========     ===========    ==========        ===========
   Assets                                        $6,117,000     $ 4,742,000    $5,695,000<Fa>    $16,554,000
                                                 ==========     ===========    ==========        ===========
   Depreciation and
      Amortization                               $  243,000     $    95,000    $        -        $   338,000
                                                 ==========     ===========    ==========        ===========
   Capital expenditures                          $   75,000     $    69,000    $        -        $   144,000
                                                 ==========     ===========    ==========        ===========

                                 F-15





                                                                 MECHANICAL
                                                     TOY         EQUIPMENT      CORPORATE        CONSOLIDATED
                                                     ---         ---------      ---------        ------------

1997
   Net sales                                     $12,162,000    $10,162,000    $        -        $22,324,000
                                                 ===========    ===========    ==========        ===========
   Operating income (loss)                       $(1,152,000)   $   819,000    $ (431,000)       $  (764,000)
   Interest expense                                 (124,000)             -       (21,000)          (145,000)
   Interest income                                    13,000         90,000       244,000            347,000
   Other income                                       77,000        132,000             -            209,000
                                                 -----------    -----------    ----------        -----------
   Income (loss) before
   Income taxes (benefit)                        $(1,186,000)   $ 1,041,000    $ (208,000)       $  (353,000)
                                                 ===========    ===========    ==========        ===========
   Assets                                        $ 7,401,000    $ 2,809,000    $5,971,000<Fa>    $16,181,000
                                                 ===========    ===========    ==========        ===========
   Depreciation and
      Amortization                               $   871,000    $    85,000    $        -        $   956,000
                                                 ===========    ===========    ==========        ===========
   Capital expenditures                          $     4,000    $   128,000    $        -        $   132,000
                                                 ===========    ===========    ==========        ===========

-----------
   <Fa> Corporate assets consist primarily of cash, short-term investments and long-term investments, as described in Note 2.

     Net sales to countries outside of the United States for the years ended December 31, 1999, 1998 and 1997 were approximately $1,608,000, $1,631,000 and $1,374,000, respectively, and were attributable primarily to sales from EXX's mechanical equipment segment. There were no significant sales to any country or region outside of the United States.

     Net sales to one customer were approximately 20%, 20% and 18% for the years ended December 31, 1999, 1998 and 1997, respectively.

13.  SUBSEQUENT EVENTS

     In March 2000, EXX paid a 400% stock dividend to all shareholders of EXX's Class A and B common stock of record as of December 16, 1999. The dividend provides for four shares of EXX's Class A common stock for each share of Class A and/or Class B common stock owned by a shareholder. All transactions and disclosures in the consolidated financial statements related to EXX's Class A and Class B common stock have been restated to reflect the effects of the stock dividend.

                                        NEWCOR, INC.
                                 CONSOLIDATED BALANCE SHEETS
                          (In thousands, except per share amounts)
                                                                  DECEMBER 31,     OCTOBER 31,
                                                                      1999            1998
                                                                  ------------     -----------
ASSETS
Current Assets:
   Cash and cash equivalents                                       $  1,731         $  3,539
   Accounts receivable                                               37,171           35,175
   Inventories                                                       19,714           14,014
   Prepaid expenses and other                                         3,583            5,823
   Deferred income taxes                                              1,825            1,423
                                                                   --------         --------

Total current assets                                                 64,024           59,974
Property, plant and equipment, net of
   accumulated depreciation                                          58,777           53,837
Prepaid pension expense                                               2,893            2,472
Cost in excess of assigned value of
   acquired companies, net of amortization                           71,947           85,861
Debt issuance costs and other non-current assets                      6,890            8,185
                                                                   --------         --------

Total assets                                                       $204,531         $210,329
                                                                   ========         ========

LIABILITIES
Current Liabilities:
   Current portion of long-term debt                               $  2,000         $  2,000
   Accounts payable                                                  31,927           21,072
   Accrued payroll and related expenses                               6,860            5,315
   Other accrued liabilities                                          7,334            4,753
                                                                   --------         --------

Total current liabilities                                            48,121           33,140
Long-term debt                                                      133,933          139,467
Postretirement benefits other than pensions                           6,517            6,420
Pension liability and other                                           2,904            5,981
                                                                   --------         --------

Total liabilities                                                   191,475          185,008
                                                                   --------         --------

SHAREHOLDERS' EQUITY
Preferred stock, no par value
   Authorized: 1,000 shares
   Issued: None
Common stock, par value $1 per share
   Authorized: 10,000 shares
   Issued: 4,980 shares in 1999 and 4,942 shares in 1998              4,980            4,942
Capital in excess of par                                              2,340            2,258
Accumulated other comprehensive income                                 (443)            (580)
Retained earnings                                                     6,668           18,909
Treasury stock at cost                                                 (489)            (208)
                                                                   --------         --------

Total shareholders' equity                                           13,056           25,321
                                                                   --------         --------

Total liabilities and shareholders' equity                         $204,531         $210,329
                                                                   ========         ========

                       The accompanying notes are an integral part
                        of the consolidated financial statements.

                                                       NEWCOR, INC.
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                     (In thousands)

                                                                                For the
                                                                 For the       two month
                                                                year ended    period ended       For the years
                                                               December 31,   December 31,      ended October 31,
                                                                  1999            1998         1998            1997
                                                                --------        -------      ---------       --------
OPERATING ACTIVITIES
Net income (loss)                                               $(11,580)       $  (661)     $  (1,159)      $  3,890
Adjustments to reconcile net income (loss)
   to cash provided by continuing operating
   activities:
Loss on sale of businesses                                                                                        711
Depreciation                                                       8,051          1,114          5,708          3,401
Amortization                                                       4,626            763          3,477            879
Impairment charge                                                  8,521
Deferred income taxes                                             (2,395)                        1,340            692
Pensions                                                            (348)                         (321)          (125)
Loss (gain) on sale of capital assets                                427             (7)          (331)        (1,025)
Other, net                                                           458            236           (154)           888
Changes in operating assets and liabilities:
      Accounts receivable                                         (7,807)         5,811            751         (3,258)
      Inventories                                                 (3,475)        (2,225)          (225)         1,498
      Other current assets                                         2,069            794          1,241            732
      Accounts payable                                            15,337         (4,482)        (3,360)         1,741
      Accrued liabilities                                          2,438          1,331          2,032         (1,170)
                                                                --------        -------      ---------       --------

Cash provided by continuing operating activities                  16,322          2,674          8,999          8,854
                                                                --------        -------      ---------       --------

Cash used in discontinued operations                                 (29)           (40)          (370)        (1,117)
                                                                --------        -------      ---------       --------

INVESTING ACTIVITIES
Capital expenditures                                             (13,934)        (2,429)        (8,123)        (3,539)
Proceeds from sale of businesses                                                                                1,500
Acquisitions, net of cash acquired                                                            (101,981)       (14,581)
Proceeds from sale of capital assets                                 434            677          1,628          2,467
                                                                --------        -------      ---------       --------

Net cash used in investing activities                            (13,500)        (1,752)      (108,476)       (14,153)
                                                                --------        -------      ---------       --------

FINANCING ACTIVITIES
Net borrowings (repayments) on revolving credit line              (2,600)          (600)       (13,800)         7,700
Repayment of term note                                            (2,000)          (334)          (833)
Issuance of senior subordinated notes                                                          125,000
Repurchase of senior subordinated notes                                                         (1,881)
Subordinated notes issuance costs                                                               (4,849)
Shares issued under employee stock plans                             120                                           82
Repurchase of common stock                                           (69)                          (39)          (412)
Cash dividends paid                                                                               (246)          (954)
                                                                --------        -------      ---------       --------

Net cash provided by (used in) financing activities               (4,549)          (934)       103,352          6,416
                                                                --------        -------      ---------       --------

Increase (decrease) in cash                                       (1,756)           (52)         3,505              -
Cash and cash equivalents, beginning of year                       3,487          3,539             34             34
                                                                --------        -------      ---------       --------

Cash and cash equivalents, end of year                          $  1,731        $ 3,487      $   3,539       $     34
                                                                ========        =======      =========       ========

                                 The accompanying notes are an integral part
                                  of the consolidated financial statements.

                                                 NEWCOR, INC.
                                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (In thousands, except per share amounts)

                                                                      FOR THE
                                                       FOR THE       TWO MONTH
                                                      YEAR ENDED    PERIOD ENDED          FOR THE YEARS
                                                     DECEMBER 31,   DECEMBER 31,        ENDED OCTOBER 31,
                                                         1999           1998           1998           1997
                                                       --------        -------       --------       --------
Sales                                                  $258,483        $36,895       $206,220       $130,848
Cost of sales                                           218,709         30,685        172,255        107,083
                                                       --------        -------       --------       --------

Gross margin                                             39,774          6,210         33,965         23,765
Selling, general and administrative expense              24,736          4,143         20,845         14,880
Amortization expense                                      4,626            763          3,477            879
Impairment charge                                         8,521
Plant consolidation costs and other                         350                           403           (297)
                                                       --------        -------       --------       --------

Operating income                                          1,541          1,304          9,240          8,303
Other income (expense):
      Interest expense                                  (14,006)        (2,342)       (10,821)        (2,070)
      Other                                                (548)            37           (172)          (224)
                                                       --------        -------       --------       --------

Income (loss) before income taxes                       (13,013)        (1,001)        (1,753)         6,009
Provision (benefit) for income taxes                     (1,433)          (340)          (594)         2,119
                                                       --------        -------       --------       --------

Net income (loss)                                      $(11,580)       $  (661)      $ (1,159)      $  3,890
                                                       ========        =======       ========       ========

Net income (loss) per share of common stock
   stock - basic and diluted                           $  (2.36)       $ (0.13)      $  (0.23)      $   0.79
                                                       ========        =======       ========       ========

Weighted average common shares outstanding                4,897          4,916          4,927          4,932
                                                       ========        =======       ========       ========

                                 The accompanying notes are an integral part
                                  of the consolidated financial statements.

                                                      NEWCOR, INC.
                                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                      (In thousands, except per share amounts)

                                                                              Accumulated
                                                                Capital in       Other                               Total
                                                   Common         Excess     Comprehensive  Retained     Treasury Shareholders'
                                                    Stock         of Par        Income      Earnings       Stock     Equity
                                                   ------         ------        ------      --------       -----    --------
Balance, November 1, 1996                          $4,697         $  511        $ (55)      $ 19,288       $  --    $ 24,441
   Increase in unfunded
      pension liability                                                           (44)                                   (44)
   Net income                                                                                  3,890                   3,890
                                                                                                                    --------
   Comprehensive income, net of tax                                                                                    3,846
                                                                                                                    --------

   Cash dividends, $.20 per share                                                               (954)                   (954)
   Repurchase of common stock                                                                               (412)       (412)
   Shares issued under
      employee stock plans                             10             72                                     277         359
   Stock dividend, 5%                                 235          1,675                      (1,910)
                                                   ------         ------        -----       --------       -----    --------

Balance, October 31, 1997                           4,942          2,258          (99)        20,314        (135)     27,280
   Increase in unfunded
      pension liability, net of tax                                              (481)                                  (481)
   Net loss                                                                                   (1,159)                 (1,159)
                                                                                                                    --------
   Comprehensive loss, net of tax                                                                                     (1,640)
                                                                                                                    --------

   Cash dividends, $.05 per share                                                               (246)                   (246)
   Repurchase of common stock                                                                                (39)        (39)
   Shares forfeited under
      employee stock plans                                                                                   (34)        (34)
                                                   ------         ------        -----       --------       -----    --------

Balance, October 31, 1998                           4,942          2,258         (580)        18,909        (208)     25,321
   Net loss                                                                                     (661)                   (661)
   Comprehensive loss, net of tax                                                                                       (661)
                                                   ------         ------        -----       --------       -----    --------

Balance, December 31, 1998                          4,942          2,258         (580)        18,248        (208)     24,660
   Decrease in unfunded
      pension liability, net of tax                                               137                                    137
   Net loss                                                                                  (11,580)                (11,580)
                                                                                                                    --------
   Comprehensive loss, net of tax                                                                                    (11,443)
                                                                                                                    --------

   Repurchase of common stock                                                                                (69)        (69)
   Shares forfeited under
      employee stock plans                                                                                  (212)       (212)
   Shares issued                                       38             82                                                 120
                                                   ------         ------        -----       --------       -----    --------

Balance, December 31, 1999                         $4,980         $2,340        $(443)      $  6,668       $(489)   $ 13,056
                                                   ======         ======        =====       ========       =====    ========

                                         The accompanying notes are an integral part
                                          of the consolidated financial statements.

                            NEWCOR, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Dollars in thousands, except per share data)

1.   ACCOUNTING POLICIES

     Description of the Business - Newcor, Inc. and its subsidiaries design and manufacture precision machined components and assemblies and custom rubber and plastic products primarily for the automotive and agricultural vehicle markets. Newcor is also a supplier of standard and specialty machines and equipment systems mainly for the automotive and appliance industries.

     Change in Fiscal Year - On December 21, 1998, Newcor filed a current report on Form 8-K announcing that the board of directors approved changing Newcor's annual reporting period from a fiscal year ending October 31 to a calendar year ending December 31, resulting in a two month reporting period ended December 31, 1998.

     Principles of Consolidation - The consolidated financial statements include the accounts of Newcor, Inc. and its subsidiaries. All significant intercompany accounts and transactions are eliminated.

     Cash Equivalents - Newcor considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

     Inventory Valuation - Inventories are stated at the lower of cost or net realizable value. Costs, other than those specifically identified to contracts, are determined primarily on the first-in, first-out ("FIFO") basis.

     Contract Accounting - The percentage of completion method of accounting is used by Newcor's Special Machines segment. Sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Sales and gross profit are adjusted prospectively for revisions in estimated total contract costs and contract values. Estimated losses are recognized when known.

     Property, Plant and Equipment - Property, plant and equipment is stated at cost and is depreciated using the straight-line method. The general range of lives is fifteen to thirty years for building and land improvements and four to ten years for machinery, office equipment and vehicles.

     Cost in Excess of Assigned Value of Acquired Companies - The costs of acquired companies that exceed the assigned value at dates of acquisition (goodwill) are generally being amortized over a twenty-year period using the straight-line method. Several factors are used to evaluate the recoverability of goodwill, including management's plans for future operations, recent operating results and each division's projected undiscounted cash flows. Accumulated amortization was $10,787 and $6,265 at December 31, 1999 and October 31, 1998, respectively.

     Asset Impairment - Newcor recognizes impairment losses for assets or groups of assets where the sum of the estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the related asset or group of assets. The amount of the impairment loss is the excess of the carrying amount over the fair value of the asset or group of assets being measured.

     Debt Issuance Costs - Costs incurred to issue new debt are being amortized over the life of the related debt issuance, ranging from 3 to 10 years. Accumulated amortization was $965 and $593 at December 31, 1999 and October 31, 1998, respectively.

     Income Taxes - Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of Newcor's assets and liabilities.

     Treasury Stock - Treasury stock is carried at cost and included 69 and 26 shares at December 31, 1999 and October 31, 1998, respectively.

     Use of Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires Newcor to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Financial Instruments - The carrying amount of Newcor's financial instruments, which includes cash and cash equivalents, accounts receivable, accounts payable and notes payable approximates their fair value at December 31, 1999 and October 31, 1998. The fair value of Newcor's long-term debt was approximately $72,000 and $124,000 at December 31, 1999 and October 31, 1998, respectively. Fair values have been determined through information obtained from market sources and management estimates.

     Stock Dividend - On June 11, 1997, Newcor declared a 5% stock dividend that was paid on September 12, 1997 to shareholders of record on August 14, 1997. The dividend was charged to retained earnings in the amount of $1,910. Per share amounts and shares outstanding included in the accompanying consolidated financial statements and notes are based on the increased number of shares giving retroactive effect to the stock dividend.

     Earnings Per Share - Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128") established an updated standard for computing and presenting earnings per share. FAS 128 was adopted in fiscal 1998 and did not result in a different reported earnings per share for Newcor.

     Segment Reporting - Newcor adopted Statement of Financial
Accounting Standards No. 131, "Disclosures about Segments of an
Enterprise and Related Information" ("FAS 131") in 1998. The adoption of FAS 131 did not affect Newcor's results of operations or financial position.

     Pensions and Other Postretirement Benefits - Newcor adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132") in 1999. FAS 132 only changed the disclosures required for pension and other postretirement benefits. Measurement and recognition of these liabilities did not change as a result of the issuance of FAS
132. The adoption of FAS 132 did not affect Newcor's results of operations or financial position.

     Reclassifications - Certain items in prior years' financial statements have been reclassified to conform with the presentation used in the year ended December 31, 1999.

2.   FISCAL 1998 ACQUISITIONS

     On March 4, 1998, Newcor purchased the common stock of Grand Machining Company, Deco Technologies, Inc. and Deco International, Inc. (collectively, "Deco") for approximately $55,000 in cash. Newcor made a $5,000 deposit to the Deco shareholders in December 1997. The balance of the purchase price was paid in March 1998 using the proceeds from Newcor's issuance of $125,000 of 9.875% Senior Subordinated Notes due 2008 (the "Notes") as described in Note 10. The acquisition was recorded using the purchase method of accounting. The cost in excess of net assets acquired of approximately $40,000 is being amortized on a straight-line basis over twenty years.

     On March 4, 1998, Newcor purchased the stock of Turn-Matic, Inc. ("Turn-Matic") for approximately $17,000 in cash. Contingent consideration of up to $3,500 may be paid if profitability achieves certain levels through 2003. The purchase was financed with the proceeds of the Notes as described in Note 10. The acquisition was recorded using the purchase method of accounting. The cost in excess of net assets acquired of approximately $9,000 is being amortized on a straight-line basis over its estimated economic useful life. Any contingent purchase price payments, if required, will be recognized as additional cost in excess of the net assets acquired and amortized over the remaining useful life.

     On December 23, 1997, Newcor purchased the assets and business of Machine Tool & Gear, Inc. ("MT&G") for approximately $27,250 plus the assumption of approximately $5,800 of debt, which was subsequently retired. For this acquisition, Newcor paid cash of $2,500 in October 1997 and $3,100 in December 1997 and issued a promissory note for $21,650, paying interest at 8%, for the balance of the purchase price which was subsequently paid off on March 11, 1998 using the proceeds from the Notes as described in Note 10. The acquisition was recorded using the purchase method of accounting. The cost in excess of net assets acquired of approximately $24,000 is being amortized on a straight-line basis over twenty years.

     The unaudited pro forma results of operations as if Deco, Turn-Matic and MT&G had been acquired at the beginning of fiscal 1997 would have been as follows.

                                                      1998        1997
                                                      ----        ----

Sales                                               $241,700    $242,600
                                                    ========    ========

Net income (loss)                                   $ (1,100)   $  4,600
                                                    ========    ========

Net income (loss) per share - basic and diluted     $  (0.22)   $   0.93
                                                    ========    ========

     These pro forma results do not purport to be indicative of the results that would actually have occurred had the acquisitions been made at the beginning of fiscal 1997 or which may occur in the future.

3.   FISCAL 1997 ACQUISITIONS

     On January 10, 1997, Newcor purchased for cash the common stock of Plastronics Plus, Inc. ("Plastronics"), a Wisconsin corporation. The purchase price was approximately $8,000 in cash plus the assumption of $4,100 of debt, which was subsequently retired. The purchase was financed through Newcor's existing line of credit facility. The acquisition was accounted for using the purchase method of accounting. The cost in excess of net assets acquired of approximately $4,000 is being amortized on a straight-line basis over twenty years.

4.   IMPAIRMENT CHARGE

     Management determined that the cost in excess of assigned value of acquired companies (goodwill) at one of its operations in the Precision Machined Products segment was impaired, and has recognized an impairment charge of $8,521 in the consolidated statement of operations for the year ended December 31, 1999. This charge is not immediately deductible for federal or state income tax purposes, and therefore results in an earnings per share charge of $1.74 per share.

5.   DISCONTINUED OPERATIONS

     Newcor sold the business and certain assets of its Wilson Automation ("Wilson") division in 1996. All receivables, the land and building, and certain liabilities were retained by Newcor. The building was leased to the buyer through April 30, 2001. Although assets were sold at approximately net book value, accruals were established for curtailment of the pension plan, employee separation costs, costs associated with the collection of accounts receivable and additional liabilities related to contracts for which Newcor retained responsibility. These accruals coupled with the operating loss from the measurement date (March 31, 1996) to the sale date resulted in a net loss of $3,500 on the disposition of Wilson. The remaining accruals at December 31, 1999 and October 31, 1998 are not material.

     Newcor sold the Wilson land and building during 1997 for approximately $2,300, net of selling expenses. The pre-tax net gain on this disposition was $1,008 and has been recognized with other gains and losses in the consolidated statements of operations.

6.   BUSINESS DISPOSITIONS

     In 1997, Newcor sold the business and substantially all assets of its Eonic operation. Although assets were sold at approximately net book value, accruals were established for employee separation costs, costs associated with the collection of accounts receivable and pension plan costs, resulting in an additional $711 loss on disposition being recognized with other gains and losses in the consolidated statements of operations. Newcor received cash of $1,500, which was used to reduce long-term debt and a $816 note due over six years and paying interest at the prime rate.

     In 1996, Newcor sold the business and substantially all assets of its Newcor Machine Tool ("NMT") operation. Newcor sold the NMT land and building during 1998 for approximately $1.4 million. The pre-tax gain on this disposition was $362 and has been recognized with other gains and losses in the consolidated statements of operations.

7.   INVENTORIES

     Inventories at December 31, 1999 and October 31, 1998 are summarized as follows:

                                                          1999        1998
                                                          ----        ----

Costs and estimated earnings of uncompleted
   contracts in excess of related billings
   of $305 in 1999 and $1,679 in 1998                   $ 7,432     $ 3,244
Raw materials                                             6,966       4,903
Work in process and finished goods                        5,316       5,867
                                                        -------     -------

                                                        $19,714     $14,014
                                                        =======     =======

     Costs and estimated earnings of uncompleted contracts in excess of related billings represents revenue recognized under the percentage of completion method in excess of amounts billed.

8.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 1999 and October 31, 1998 are summarized as follows:

                                                          1999        1998
                                                          ----        ----

Land and improvements                                   $ 1,856     $ 1,958
Buildings                                                14,000      14,194
Machinery                                                57,633      49,212
Office and transportation equipment                       7,185       5,703
Construction in progress                                  5,009       2,058
                                                        -------     -------

                                                         85,683      73,125
Less accumulated depreciation                            26,906      19,288
                                                        -------     -------

                                                        $58,777     $53,837
                                                        =======     =======

9.   OPERATING LEASES

     Newcor leases certain manufacturing equipment and facilities, office space and other equipment under lease agreements accounted for as operating leases. Rent expense related to these leases aggregated approximately $6,387, $997, $4,583 and $1,342 in 1999, the two month period ended December 31, 1998, and the years ended October 31, 1998 and 1997, respectively. Future minimum rental payments for leases extending beyond one year from December 31, 1999 are as follows:

            Year Ending
            December 31,
               2000                           $ 6,710
               2001                             6,586
               2002                             5,943
               2003                             6,136
               2004                             5,409
            Thereafter                          4,741
                                              -------

                                              $35,525
                                              =======

10.  CREDIT ARRANGEMENTS AND LONG-TERM DEBT

     A summary of long-term debt at December 31, 1999 and October 31, 1998 is as follows:

                                                         1999        1998
                                                         ----        ----

Revolving credit line                                  $      -    $  3,200
Term note                                                 6,833       9,167
Limited obligation revenue bonds, variable
      interest rate (average 3.4% in 1999 and
      3.7% in 1998), payable January 1, 2008              6,100       6,100
Senior subordinated notes due 2008                      125,000     125,000
                                                       --------    --------
Less: face value of senior subordinated
      notes held in treasury                             (2,000)     (2,000)
                                                       --------    --------
                                                       $135,933    $141,467
                                                       ========    ========

     On March 4, 1998, Newcor completed the issuance of $125,000 of 9.875% Senior Subordinated Notes due 2008 (the "Notes"). Interest on the Notes is payable semi-annually on March 1 and September 1 of each year. The Notes will mature on March 1, 2008. The Notes are unsecured and will be redeemable, in whole or in part, at the option of Newcor, on or after March 1, 2003. Proceeds from the Notes were used to finance the Deco and Turn-Matic acquisitions, pay off the promissory note issued in connection with the MT&G acquisition and pay down Newcor's line of credit facility. During the year ended October 31, 1998, Newcor repurchased in the open market $2,000 face value of the Notes and is currently holding these notes in treasury.

     Effective January 15, 1998, Newcor's revolving credit facility with a major U.S. bank was amended and restated to become the Senior Credit Facility (the "Facility") and was increased to provide total revolving credit availability of $50,000 concurrent with completion of the issuance of the Notes. The Facility was further amended on October 14, 1999 and December 31, 1999 primarily to ease certain restrictive covenants and limit revolving credit borrowings to an asset based calculation. Availability of funds under the Facility is subject to satisfaction of certain financial ratios and other conditions. The rate of interest on outstanding borrowings is principally at the prime rate (8.5% at December 31, 1999). Borrowings under the credit agreement are primarily supported by prime-based borrowings principally with maturities of three months or less. At December 31, 1999, Newcor had no borrowings outstanding under the Facility. Availability of borrowings under the Facility is limited to 80% of eligible accounts receivable and borrowing availability was $23,200 at December 31, 1999. The Facility is collateralized by substantially all of Newcor's non-real estate assets and by Rochester Gear, Inc.'s real estate. The current expiration of the Facility is February 28, 2001. The term note has a fixed rate of 7.85% and requires monthly principal payments through May 2003.

     The Facility, the term note and the Notes require Newcor to comply with certain financial covenants including earnings before interest, taxes, depreciation and amortization ("EBITDA"), total debt and tangible net worth. In addition, the terms of the Notes required Newcor to suspend its cash dividend.

     In November 1999, Newcor became aware that certain transactions involving market purchases of its common shares by Newcor of approximately $108 might have violated certain provisions of the indenture related to the Notes. Newcor notified the Trustee for the Noteholders regarding these transactions and sold common shares to certain of its directors and management in a private placement for cash proceeds equivalent to the original cost plus imputed interest and other expenses. The shares were sold from Newcor's treasury stock at the then-prevailing market price, for an aggregate sum of $120. Newcor believes that any non-compliance with the indenture resulting from its prior stock purchases now has been fully remedied and no longer is continuing. In addition, cross default provisions under Newcor's Facility have also been waived for the period prior to remedying the matter related to the indenture. Accordingly, the Notes are reflected in the consolidated financial statements consistent with maturity terms specified at issuance. Newcor's operating subsidiaries; Rochester Gear, Inc., Plastronics, Deco and Turn-Matic, are full and unconditional guarantors of obligations issued under the Notes. The following summarized financial information is derived from the consolidating financial statements of Newcor as of December 31, 1999 and October 31, 1998, and for the year ended December 31, 1999, for the two month period ended December 31, 1998 and for the years ended October 31, 1998 and 1997. No intercompany balances or transactions occurred among the subsidiaries during the periods presented.

                                      December 31,    December 31,   October 31,   October 31,
                                          1999           1998           1998          1997
                                        --------        -------       --------       -------
Sales                                   $140,100        $21,200       $ 93,900       $29,200
                                        ========        =======       ========       =======

Operating income                        $ 17,000        $ 3,500       $ 13,100       $ 2,300
                                        ========        =======       ========       =======

Current assets                          $ 26,200                      $ 24,700
                                        ========                      ========

Total assets                            $101,400                      $107,500
                                        ========                      ========

Current liabilities                     $ 21,300                      $ 15,300
                                        ========                      ========

Long-term debt                          $  6,100                      $  6,100
                                        ========                      ========

     In September 1995, Rochester Gear, Inc., a wholly owned subsidiary of Newcor (the "Subsidiary"), entered into a loan agreement whereby $6,100 of limited obligation refunding revenue bonds were issued. These bonds mature on January 1, 2008 and are collateralized by the Subsidiary's land, building and equipment and guaranteed by Newcor.

     Total interest payments aggregated $13,402, $205, $8,420 and $2,114 in the year ended December 31, 1999, the two month period ended December 31, 1998, and the years ended October 31, 1998 and 1997, respectively. Annual maturities of long-term debt are as follows:

            Year Ending
            December 31,
               2000                          $  2,000
               2001                             2,000
               2002                             2,000
               2003                               833
               2004
            Thereafter                        129,100
                                             --------

                                             $135,933
                                             ========

11.  INCOME TAXES

     Provision (benefit) for federal income taxes is as follows:

                                      December 31,    December 31,   October 31,     October 31,
                                          1999            1998          1998            1997
                                        -------          -----        -------          ------
Currently payable (refundable)          $    37          $ (53)       $(1,934)         $1,430
Deferred, net                            (1,470)          (287)         1,340             689
                                        -------          -----        -------          ------

                                        $(1,433)         $(340)       $  (594)         $2,119
                                        =======          =====        =======          ======

     Significant components of the deferred tax assets and liabilities as of December 31, 1999 and October 31, 1998 are as follows:

                                                          1999        1998
                                                          ----        ----

Deferred tax assets
      Net operating loss carryforward                    $2,501      $  685
      Accrued postretirement benefits                     2,216       2,183
      AMT and other credits                               1,720       1,063
      Accrued vacation and employee benefits                822         459
      Percentage of completion revenue                      460          35
      Costs related to sale of businesses                               379
      Other                                                 843         449
                                                         ------      ------

Total deferred tax assets                                 8,562       5,253
                                                         ------      ------

Deferred tax liabilities
      Depreciation                                        4,608       3,664
      Goodwill                                            1,123         982
      Pensions                                              670         821
      Other                                                  98         117
                                                         ------      ------

Total deferred tax liabilities                            6,499       5,585
                                                         ------      ------

Net deferred tax asset (liability)                       $2,063      $ (332)
                                                         ------      ------

     Reconciliation of income (loss) multiplied by the statutory federal tax rate to reported income tax expense (benefit) is summarized as follows:

                                                              December 31,    December 31,    October 31,     October 31,
                                                                  1999            1998           1998            1997
                                                                 -------          -----          -----          ------
Income (loss) multiplied by statutory rate (34%)                 $(4,424)         $(340)         $(596)         $2,043
Nondeductible impairment charge                                    2,897
Nondeductible expenses                                               317             55            273             127
Foreign sales corporation                                            (47)                          (99)            (33)
Other items, net                                                    (176)           (55)          (172)            (18)
                                                                 -------          -----          -----          ------

Income tax (benefit) expense                                     $(1,433)         $(340)         $(594)         $2,119
                                                                 =======          =====          =====          ======

Income taxes paid (refunded), net                                $  (460)         $   -          $ (15)         $1,615
                                                                 =======          =====          =====          ======

     At December 31, 1999, Newcor has net operating loss carryforwards for federal income tax purposes of approximately $7,350 that expire in 2018. In addition, Newcor has Alternative Minimum Tax and other credits of approximately $1,720 at December 31, 1999 that do not expire.

12.  EMPLOYEE RETIREMENT BENEFITS

PENSION PLANS:

     Newcor provides retirement benefits for certain employees under several defined benefit pension plans. Benefits from these plans are based on compensation, years of service and either fixed dollar amounts per year of service or employee compensation during the later years of employment. The assets of the plans consist principally of cash equivalents, corporate and government bonds, and common and preferred stocks. Newcor's policy is to fund only amounts required to satisfy minimum legal requirements.

     The following tables summarize the funded status, net periodic pension (benefit) expense and actuarial assumptions for the pension benefits based on the measurement date of September 30 for each period presented:

                                                                     1999        1998
                                                                     ----        ----
CHANGE IN BENEFIT OBLIGATION
      Benefit obligation at prior measurement date                  $34,606     $34,095
      Benefit obligation from acquired companies                                  2,488
      Service cost                                                      769         628
      Interest cost                                                   2,217       2,158
      Actuarial gain                                                 (3,510)     (2,569)
      Benefits paid                                                  (2,262)     (2,194)
                                                                    -------     -------

      Benefit obligation at current measurement date                 31,820      34,606
                                                                    -------     -------

CHANGE IN PLAN ASSETS
      Fair value of plan assets at prior measurement date            31,318      31,372
      Fair value of plan assets from acquired companies                           1,562
      Actual return on plan assets                                    2,355         350
      Employer contributions                                            490         228
      Benefits paid                                                  (2,262)     (2,194)
                                                                    -------     -------

      Fair value of plan assets at current measurement date          31,901      31,318
                                                                    -------     -------

Funded status                                                            81      (3,288)
Unamortized net asset at transition                                    (772)     (1,058)
Unrecognized prior service cost                                       1,636       1,881
Unrecognized net loss and other                                         940       4,090
                                                                    -------     -------

Net amount recognized                                               $ 1,885     $ 1,625
                                                                    =======     =======

Amounts recognized in the consolidated balance sheets
      Prepaid benefit cost                                          $ 2,893     $ 2,472
      Accrued benefit liability                                      (3,132)     (3,388)
      Intangible asset                                                1,453       1,662
      Accumulated other comprehensive income                            671         879
                                                                    -------     -------

Net amount recognized                                               $ 1,885     $ 1,625
                                                                    =======     =======

                                F-30





WEIGHTED AVERAGE ASSUMPTIONS
AS OF END OF YEAR
Discount rate                                                          7.50%       6.75%
Expected return on plan assets                                         9.00%       9.00%
Rate of compensation increase                                          5.00%       5.00%


                                                                For the two
                                                  For the       month period
                                                 year ended        ended
                                                December 31,    December 31,    For the years ended October 31,
                                                    1999           1998             1998              1997
                                                  -------          -----           -------           -------
COMPONENTS OF NET PERIODIC BENEFIT COST

      Service cost                                $   769          $ 117           $   627           $   460
      Interest cost                                 2,217            364             2,158             1,968
      Actual return on plan assets                 (2,729)          (394)             (350)           (5,337)
      Amortization of net gain and deferral            (6)                          (2,569)            2,828
                                                  -------          -----           -------           -------

Net periodic benefit cost                         $   251          $  87           $  (134)          $   (81)
                                                  =======          =====           =======           =======

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $10,055, $9,707 and $7,140, respectively, as of December 31, 1999, and $10,384, $9,947 and $6,933, respectively, as of October 31, 1998.

     Retiree Health Care and Life Insurance Benefits: Newcor is obligated to provide health care and life insurance benefits to certain eligible retired employees; however, all postretirement benefits other than pensions were discontinued for all employees who retired after January 1, 1993. The plan obligation is unfunded but the accumulated postretirement benefit obligation, as originally actuarially determined, has been fully accrued for in the accompanying consolidated balance sheet. The medical plan pays a stated percentage of most medical expenses, reduced for any deductible and payments made by government programs or other group coverage. The cost of providing these benefits is shared with the retirees. The cost sharing arrangements limit Newcor's future retiree medical cost increases to the rate of inflation, as measured by the Consumer Price Index.

13.  STOCK OPTION PLANS

     Newcor has four stock option plans: a 1982 plan and a 1993 plan which are expired except as to options still outstanding and two 1996 plans (the "Non-Employee Directors Stock Option Plan" and the "Employee Incentive Stock Plan"). Under the Non-Employee Directors Stock Option Plan, options covering 105,000 shares of common stock may be granted to non-employee directors. The Employee Incentive Stock Plan provides for the use of several long-term incentive compensation tools for key employees, including incentive stock options which are limited to a maximum of 315,000 shares over the life of the Employee Incentive Stock Plan. The total number of options that may be granted in any given fiscal year under the Employee Incentive Stock Plan is determined as five percent of the outstanding shares of Newcor at the beginning of the fiscal year. Option prices for both plans must not be less than the fair market value of Newcor's stock on the date granted. Options are exercisable over 10 years and vest at a rate of 25% each year, commencing in the second year. All options granted to date under these plans have a grant/exercise price the same as the fair market value at the date of grant. Options expire upon termination of employment or one year following death or retirement.

     Newcor applies the intrinsic value based method to account for stock options granted to employees. This method is set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under this method, no compensation expense is recognized on the grant date since on that date the option price equals the market price of the underlying common stock. Net income (loss) and net income
(loss) per share for the year ended December 31, 1999, the two month period ended December 31, 1998 and the years ended October 31, 1998 and 1997 would not have been materially different from reported amounts if compensation expense had been determined based on the fair value method as set forth in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

     Option activity for the year ended December 31, 1999, the two month period ended December 31, 1998 and the years ended October 31, 1998 and 1997 is summarized as follows:

                                        December 31, 1999      December 31, 1998        October 31, 1998        October 31, 1997
                                      ---------------------  ----------------------   ---------------------   ---------------------
                                                  Weighted-               Weighted-               Weighted-               Weighted-
                                                   Average                 Average                Average                 Average
                                                   Exercise                Exercise               Exercise                Exercise
                                      Shares        Price     Shares        Price     Shares       Price      Shares        Price
                                      -------       -----    --------       -----     -------      ------     -------       -----

Outstanding, beginning
  of period                           265,984       $7.11     393,551       $8.50     232,002      $ 7.83     164,487       $7.86
Granted                                 7,000        3.84      74,000        3.94     176,000        9.39      73,815        8.00
Forfeited                             (90,992)       6.17    (201,567)       8.65      (7,494)       8.94
Expired                                  (650)       4.62                              (6,957)      10.61      (6,300)       9.14
                                      -------       -----    --------       -----     -------      ------     -------       -----

Outstanding, end of period            181,342       $7.27     265,984       $7.11     393,551      $ 8.50     232,002       $7.83
                                      =======       =====    ========       =====     =======      ======     =======       =====

Exercisable at end of period           70,302                  50,802                 133,649                  91,062
                                      =======                ========                 =======                 =======

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                                 Options Outstanding                 Options Exercisable
                                    ------------------------------------------    -------------------------
                                                      Weighted-
                                                       Average       Weighted-                    Weighted-
  Range of                                            Remaining       Average                      Average
  Exercise                             Number        Contractual     Exercise       Number        Exercise
   Prices                           Outstanding      Life (years)      Price      Exercisable       Price
-------------                       -----------      ------------    ---------    -----------     ---------

$3.84 -  5.76                          68,531            8.8           $3.96         16,531         $4.06
$5.77 -  8.64                          21,106            6.9           $7.87         12,391         $7.79
$8.65 - 11.37                          91,705            7.1           $9.60         41,380         $9.85
                                      -------                                        ------

$3.84 - 11.37                         181,342            7.7           $7.27         70,302         $8.13
                                      =======                                        ======

14.  STOCKHOLDER RIGHTS PLAN

     On December 28, 1999, Newcor adopted a Stockholder Rights Plan (the "Rights Plan") in which rights were distributed as a dividend at the rate of one Right for each share of common stock of Newcor held by stockholders of record as of the close of business on January 12, 2000. Pursuant to the terms of the Rights Plan, each Right will entitle stockholders to buy one unit of a share of preferred stock for $10.50. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of Newcor's common stock or if the board of directors determines that a person or group, having obtained beneficial ownership of at least 10% of Newcor's common stock, is seeking short term financial gain which would not serve the long-term interests of Newcor or whose ownership is causing or is likely to cause a material adverse impact on Newcor (an "Adverse Person").

     If any person becomes the beneficial owner of 15% or more of Newcor's common stock, other than pursuant to a tender or exchange offer for all outstanding shares of Newcor approved by a majority of the independent directors not affiliated with a 15%-or-more stockholder, or the board of directors determines that any person or group is an Adverse Person, then each Right not owned by a 15%-or-more stockholder or Adverse Person, as the case may be, or related parties will entitle its holder to purchase, at the Right's then current exercise price, shares of Newcor's common stock (or, in certain circumstances as determined by the board, cash, other property, or other securities) having a value of twice the Right's then current exercise price. In addition, if after any person has become a 15%-or-more stockholder, Newcor is involved in a merger or other business combination transaction with another person in which Newcor does not survive or in which its common stock is changed or exchanged, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then current exercise price, shares of common stock of such other person having a value of twice the Right's then current exercise price.

     Newcor will generally be entitled to redeem the Rights at $0.001 per Right at any time prior to 10 days (subject to extension) following a public announcement that a 15% position has been acquired. Newcor will not be entitled, however, to redeem the Rights following a determination by the board of directors that any person or group is an Adverse Person. The Rights Plan expires in January 2010.

15.  CONTINGENT LIABILITIES

     Various legal matters arising during the normal course of business are pending against Newcor. Management does not expect that the ultimate liability, if any, of these matters will have a material adverse effect on future results of operations or financial condition of Newcor.

16.  SEGMENT REPORTING

     Newcor manages and reports its operating activities under three operating segments: Precision Machined Products, Rubber and Plastic, and Special Machines. The Precision Machined Products segment consists of automotive components and agricultural equipment parts machined in dedicated manufacturing cells. The Rubber and Plastic segment consists of molded rubber and plastic parts primarily for the automotive industry. The Special Machines segment consists of standard individual machines, as well as custom designed machines, all manufactured on a made-to-order basis. Other is primarily composed of corporate activities. Comparability of the information for the Precision Machined Products segment is affected by the fiscal 1998 acquisitions described in Note 2.

     The accounting policies of the segments are the same as those presented in Note 1. There are no intersegment sales and management does not allocate all corporate expenses to the segments. Newcor evaluates the performance of its segments and allocates resources to them based on operating income from continuing operations. Information by operating segment is summarized below:

                                                       Precision
                                                       Machined    Rubber and   Special
                                                       Products     Plastic     Machines     Other      Total
                                                       --------     -------     --------    -------    --------
SALES TO UNAFFILIATED CUSTOMERS
      Year ended December 31, 1999                     $183,653     $49,553     $25,277                $258,483
      Two month period ended
         December 31, 1998                               27,434       7,854       1,607                  36,895
      Year ended October 31, 1998                       138,784      49,238      18,198                 206,220
      Year ended October 31, 1997                        60,471      48,517      21,860                 130,848
OPERATING INCOME (LOSS)
      Year ended December 31, 1999                     $ 14,350      $2,845     $ 2,404     $(4,561)   $ 15,038
      Two month period ended
         December 31, 1998                                3,276          18        (532)       (695)      2,067
      Year ended October 31, 1998                        15,042       1,213         549      (3,684)     13,120
      Year ended October 31, 1997                         6,157       3,172       2,005      (2,449)      8,885
DEPRECIATION AND AMORTIZATION
      Year ended December 31, 1999                     $  9,839     $ 1,982        $354     $   502    $ 12,677
      Two month period ended
         December 31, 1998                                1,456         334          64          23       1,877
      Year ended October 31, 1998                         6,769       1,962         367          87       9,185
      Year ended October 31, 1997                         2,113       1,677         376         114       4,280
IDENTIFIABLE ASSETS
      December 31, 1999                                $144,868     $30,942     $17,107     $20,527    $213,444
      October 31, 1998                                  143,977      34,313      10,492      23,755     212,537
CAPITAL EXPENDITURES
      Year ended December 31, 1999                     $ 11,110     $ 1,823         $65        $936    $ 13,934
      Two month period ended
         December 31, 1998                                2,104         180           6         139       2,429
      Year ended October 31, 1998                         5,306       1,416          60       1,341       8,123
      Year ended October 31, 1997                         1,332       1,057         332         818       3,539

     A reconciliation of operating income for reportable segments to consolidated operating income is as follows:

                                                            December 31,    December 31,   October 31,    October 31,
                                                               1999            1998           1998           1997
                                                              -------         ------        -------        -------
Operating income for reportable segments                      $19,599         $2,762        $16,804        $11,334
Other operating loss, mainly unallocated corporate
   and other expenses                                          (4,561)          (695)        (3,684)        (2,449)
Amortization expense                                           (4,626)          (763)        (3,477)          (879)
Impairment charge                                              (8,521)
Plant consolidation costs and other                              (350)                         (403)           297
                                                              -------         ------        -------        -------

Consolidated operating income                                 $ 1,541         $1,304        $ 9,240        $ 8,303
                                                              =======         ======        =======        =======

     Sales to manufacturers in the automotive and heavy-duty truck industries, each representing over 10% of consolidated sales in each year, aggregated approximately $154,000, $20,000, $87,000 and $58,000 in the year ended December 31, 1999, the two month period ended December 31, 1998 and the years ended October 31, 1998 and 1997, respectively. Sales to agricultural equipment manufacturers, principally one customer, were $17,000, $2,800, $35,000 and $40,000 in the year ended December 31,
1999, the two month period ended December 31, 1998 and the years ended October 31, 1998 and 1997, respectively.

17.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The principal market for trading Newcor shares is The American Stock Exchange ("AMEX"). Prior to May 7, 1999, the principal market for trading Newcor shares was The NASDAQ Stock Market. The closing price on December 31, 1999 was $2.4375. In connection with the issuance of the Notes described in Note 2, cash dividends, which have historically been paid on a quarterly basis, were suspended. Quarterly operating results, dividends paid and the quarterly price ranges on the AMEX and NASDAQ during the last two years and for the two month period ended December 31, 1998 are as follows.

                                                                  For the year ended December 31, 1999
                                                         ----------------------------------------------------
                                                                          Quarter
                                                         -----------------------------------------
                                                         First      Second       Third      Fourth      Total
                                                         -----      ------       -----      ------      -----
Sales                                                   $64,700     $64,916     $61,230     $67,637    $258,483
Gross margin                                             12,554      11,660       6,714       8,846      39,774
Net income (loss)                                           505         623      (3,116)     (9,592)    (11,580)
Net income (loss) per share                             $  0.10     $  0.13     $ (0.63)    $ (1.96)   $  (2.36)
Share prices:
      High                                              $  5.75     $  5.25     $  4.88     $  3.75
      Low                                                  3.50        3.00        1.56        1.31

                                                                  For the year ended October 31, 1998
                                                         ----------------------------------------------------
                                                                          Quarter                                    Two month
                                                         -----------------------------------------                  period ended
                                                         First      Second       Third      Fourth      Total       Dec. 31, 1998
                                                         -----      ------       -----      ------      -----       -------------
Sales                                                   $30,134     $55,369     $57,963     $62,754    $206,220        $36,895
Gross margin                                              3,711      10,312       9,945       9,997      33,965          6,210
Net income (loss)                                        (1,032)        753        (233)       (647)     (1,159)          (661)
Net income (loss) per share                             $ (0.21)    $  0.15     $ (0.05)    $ (0.13)   $  (0.23)       $ (0.13)
Share prices:
      High                                              $  9.88     $  9.75     $  9.75     $  8.13                    $  6.13
      Low                                                  8.00        8.00        7.25        2.63                       3.25
Dividends                                                  0.05

     Gross margin for the fourth quarter of fiscal 1998 was negatively impacted by approximately $1,300 (pre-tax) resulting from certain unfavorable year-end adjustments to previously estimated inventory reserves. The aggregate effect of these adjustments on the fourth quarter amounted to $0.17 per share after-tax.

                     FIVE YEAR FINANCIAL SUMMARY

     The following financial summary for the periods indicated has been derived from the consolidated financial statements of Newcor, Inc. Information for 1996 and 1995, excluding balance sheet information, has been restated for the discontinued operations of Wilson Automation.

                                                                    Two month
(In thousands, except                                 Year ended   period ended
per share amounts)                                   December 31,  December 31,            Years ended October 31,
                                                     ------------  ------------ --------------------------------------------
                                                         1999         1998        1998        1997        1996        1995
                                                         ----         ----        ----        ----        ----        ----
OPERATING RESULTS
Precision Machined Products:
      Sales                                            $183,653      $27,434    $138,784    $ 60,471    $ 48,439     $42,382
      Operating income                                   14,350        3,276      15,042       6,157       4,525       4,865
Rubber and Plastic:
      Sales                                              49,553        7,854      49,238      48,517      32,447      17,165
      Operating income (loss)                             2,845           18       1,213       3,172       2,647       1,532
Special Machines:
      Sales                                              25,277        1,607      18,198      21,860      30,858      30,626
      Operating income (loss)
      from continuing operations                          2,404         (532)        549       2,005       3,972       3,396
Consolidated:
      Sales                                             258,483       36,895     206,220     130,848     111,744      90,173
      Gross margin                                       39,774        6,210      33,965      23,765      22,657      16,618
      Interest expense                                   14,006        2,342      10,821       2,070       1,787       1,504
      Income (loss) from
        continuing operations                           (11,580)        (661)     (1,159)      3,890       3,558       2,391
      Per share income (loss)
        from continuing operations
        - basic and diluted<F1>                           (2.36)       (0.13)      (0.23)       0.79        0.72        0.49
      Net income (loss)                                 (11,580)        (661)     (1,159)      3,890      (1,145)        881
      Net income (loss) per share
        - basic and diluted<F1>                           (2.36)       (0.13)      (0.23)       0.79       (0.24)       0.18
      Dividends per share<F1>                                                       0.05        0.19        0.19        0.19

                                                                    Two month
(In thousands, except                                Year ended    period ended
per share amounts)                                   December 31,  December 31,            Years ended October 31,
                                                     ------------  ------------ --------------------------------------------
                                                         1999         1998        1998        1997        1996        1995
                                                         ----         ----        ----        ----        ----        ----
FINANCIAL POSITION
Working capital                                        $ 15,903     $ 26,288    $ 26,834     $17,803     $14,951     $26,575
Current ratio                                              1.33         1.88        1.81        1.83        1.87        2.63
Net property, plant and equipment                        58,777       53,866      53,837      28,119      23,131      24,518
Total assets                                            204,531      205,649     210,329      90,748      77,499      77,553
Total debt                                              135,933      140,533     141,467      33,100      25,400      26,200
Shareholders' equity                                     13,056       24,660      25,321      27,280      24,441      25,909
Debt as percent of total capitalization                    91.2%        85.0%       84.8%       54.8%       51.0%       50.3%
OTHER FINANCIAL DATA
Shareholders' equity per share<F1>                     $   2.67     $   5.02    $   5.14     $  5.53     $  4.96     $  5.27
Depreciation and amortization
   from continuing operations                            12,677        1,877       9,185       4,280       3,622       2,850
Earnings before interest, taxes,
   depreciation and amortization
   from continuing operations                            14,218        3,181      18,425      12,583      10,403       8,204
Capital expenditures from
   continuing operations                                 13,934        2,429       8,123       3,539       2,946       4,580
Weighted average shares outstanding<F1>                   4,897        4,916       4,927       4,932       4,923       4,913

---------
<F1> Share and per share data have been restated to reflect
     a 5% stock dividend declared on June 11, 1997.

                               PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Eighth Article in EXX's Articles of Incorporation provides that the corporation shall indemnify its directors and officers to the fullest extent permitted by the General Corporation Law of the State of Nevada. EXX's Articles further provide that any indemnification shall continue even after the Indemnitee (as defined below) ceases to be a director, officer, employee or agent of the corporation and shall inure to the benefit of the heirs, executors and administrators of the Indemnitee.

     EXX INC's Bylaws provide indemnification for any and all of its directors and officers, and its former directors and officers, or any person who may have served at the corporation's request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor ("Indemnitee"), who is adjudged in an action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

     Nevada's general corporation law allows a corporation to indemnify any of its officers, directors, employees or agents who are party to any threatened, pending or completed action, suit or proceeding brought against that person by reason of the fact he was an officer or director (or serving at the request of the corporation for another corporation in such capacity) against expenses actually and reasonably incurred in connection with such action. However, Nevada's law requires that the Indemnitee acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Nevada's general corporation law further states that the corporation may indemnify such person even if he is adjudged liable to the corporation if that court determines in view of the circumstances of the case, that he is "fairly and reasonably entitled to indemnity for such expenses as the court deems proper." Nevada's law provides that the determination for discretionary indemnification shall come from:

     (1)  the stockholders;
     (2) a majority vote of a quorum of directors not party to the action;
     (3) if a majority vote of a quorum of directors not party to the action so orders, from an independent legal counsel in written opinion; or
     (4) if a quorum consisting of directors not party to the action cannot be obtained, from an independent legal counsel in written opinion.

     Nevada's general corporation law requires that the corporation indemnify a director or officer if that director or officer is successful on the merits. However, the statute does not allow a corporation to indemnify a director or officer in the event that it is determined that his "acts or omissions involved intentional misconduct, fraud or a knowing violation of law and which was material to the cause of action."

     Nevada's general corporation law further states that indemnification under the statute is not deemed exclusive of any other rights under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A)  EXHIBITS

     This registration statement includes the following exhibits:

EXHIBIT NO.                   DESCRIPTION
-----------                   -----------

    5.1 Opinion of Gordon & Silver Ltd. regarding legality of securities being issued.<F*>

   10.1 Amendment, dated March 27, 1998, to Employment Agreement with David A. Segal, incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 dated August 16, 1994.

   23.1 Consent of Gordon & Silver, Ltd. to be included in its opinion filed as Exhibit 5.1 to this registration statement.<F*>

   23.2 Consent of Rothstein, Kass & Company, P.C. with regard to the use of its report on EXX's financial statements.

    24    Power of Attorney - included on the signature page of
          this registration statement.
[FN]
---------------

   <F*> to be filed by amendment.

     (B)  FINANCIAL STATEMENT SCHEDULES.

     All financial statement schedules either are not required or are included in the notes to the financial statements incorporated by reference herein.

ITEM 22.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i)  To include any prospectus required by
                    section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with
                     respect to the plan of distribution not
                     previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(1) and (a)(1)(2) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in response to Item 20 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                              SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 26th day of April, 2000.

                                 EXX INC

                                 By: /s/ David A. Segal
                                     -----------------------------------
                                     David A. Segal
                                     Chairman of the Board of Directors,
                                     Chief Executive Officer and Chief
                                     Financial Officer (Principal
                                     Executive Officer, Principal
                                     Financial Officer and Principal
                                     Accounting Officer)

                           POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David A. Segal, the undersigned's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in ratifying and confirming all that said attorney-in-fact and agent, or substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on the 26th day of April, 2000 by the following persons in the capacities indicated.

SIGNATURES                             TITLES
----------                             ------

/s/ David A. Segal                     Chairman of the Board of Directors, Chief
-----------------------------------    Executive Officer and Chief Financial Officer
David A. Segal                         (Principal Executive Officer, Principal Financial
                                       Officer and Principal Accounting Officer)


/s/ Jerry Fishman                      Director
-----------------------------------
Jerry Fishman


/s/ Norman H. Perlmutter               Director
-----------------------------------
Norman H. Perlmutter


/s/ Frederic Remington                 Director
-----------------------------------
Frederic Remington

                                 INDEX TO EXHIBITS


EXHIBIT NO.                              DESCRIPTION
-----------                              -----------

   5.1 Opinion of Gordon & Silver, Ltd. regarding legality of securities being issued.<F*>

   10.1 Amendment, dated March 27, 1998, to Employment Agreement with David A. Segal, incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 dated August 16, 1994.

   23.1 Consent of Gordon & Silver, Ltd. to be included in its opinion filed as Exhibit 5 to this registration statement.<F*>

   23.2 Consent of Rothstein, Kass & Company, P.C. with regard to the use of its report on EXX's financial statements.

   24 Power of Attorney - included on the signature page of this registration statement.

[FN]
---------------

   <F*> to be filed by amendment.